04031326

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# Form CB

## TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. ____)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

- Securities Act Rule 801 (Rights Offering) [ ]
- Securities Act Rule 802 (Exchange Offer) [✓]
- Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]
- Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]
- Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [✓]

JUN 21 2004

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

GHANA BREWERIES LIMITED
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

GHANA
(Jurisdiction of Subject Company's Incorporation or Organization)

GUINNESS GHANA LIMITED
(Name of Person(s) Furnishing Form)

ORDINARY SHARES
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

PROCESSED
JUN 22 2004
THOMSON FINANCIAL

OLESEGUN ADEBANJI, MILE 7, ACCRA-NSAWAM RD. PO BOX AH1114, ACHIMOTA, ACCRA, GHANA
(Name, Address (including zip code) and Telephone Number (including area code) of (00 233 21 402 988)
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

21 JUNE 2004
(Date Tender Offer/Rights Offering Commenced)

* An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

SEC 2560 (10-03) Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## GENERAL INSTRUCTIONS

**I. *Eligibility Requirements for Use of Form CB***

A. Use this Form to furnish information pursuant to Rules 13e-4(h)(8), 14d-1(c) and 14e-2(d) under the Securities Exchange Act of 1934 ("Exchange Act"), and Rules 801 and 802 under the Securities Act of 1933 ("Securities Act").

*Instructions*

1. For the purposes of this Form, the term "subject company" means the issuer of the securities in a rights offering and the company whose securities are sought in a tender offer.

2. For the purposes of this Form, the term "tender offer" includes both cash and securities tender offers.

B. The information and documents furnished on this Form are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

**II. *Instructions for Submitting Form***

A. (1) If the party filing or submitting the Form CB has reporting obligations under Exchange Act Section 13 or 15(d), Regulation S-T Rule 101(a)(1)(vi) (17 CFR 232.101(a)(1)(vi)) requires the submission of the Form CB in electronic format via the Commission's Electronic Data Gathering and Retrieval System (EDGAR) in accordance with the EDGAR rules set forth in Regulation S-T (17 CFR Part 232). For assistance with technical questions about EDGAR or to request an access code, call the EDGAR Filer Support Office at (202) 942-8900. For assistance with the EDGAR rules, call the Office of EDGAR and Information Analysis at (202) 942-2940.

(2) If the party filing or submitting the Form CB is not an Exchange Act reporting company, Regulation S-T Rule 101(b)(8) (17 CFR 232.101(b)(8)) permits the submission of the Form CB either via EDGAR or in paper. When filing or submitting the Form CB in electronic format, either voluntarily or as a mandated EDGAR filer, a party must also file or submit on EDGAR all home jurisdiction documents required by Parts I and II of this Form, except as provided by the Note following paragraph (2) of Part II.

(3) A party may also file a Form CB in paper under a hardship exemption provided by Regulation S-T Rule 201 or 202 (17 CFR 232.201 or 232.202). When submitting a Form CB in paper under a hardship exemption, a party must provide the legend required by Regulation S-T Rule 201(a)(2) or 202(c) (17 CFR 232.201(a)(2) or 232.202(c)) on the cover page of the Form CB.

(4) If filing the Form CB in paper in accordance with Rule 101(b)(8) or a hardship exemption, you must furnish five copies of this Form and any amendment to the Form (see Part I, Item 1.(b)), including all exhibits and any other paper or document furnished as part of the Form, to the Commission at its principal office. You must bind, staple or otherwise compile each copy in one or more parts without stiff covers. You must make the binding on the side or stitching margin in a manner that leaves the reading matter legible.

B. When submitting the Form CB in electronic format, the persons specified in Part IV must provide signatures in accordance with Regulation S-T Rule 302 (17 CFR 232.302). When submitting the Form CB in paper, the persons specified in Part IV must sign the original and at least one copy of the Form and any amendments. You must conform any unsigned copies. The specified persons may provide typed or facsimile signatures in accordance with Securities Act Rule 402(e) (17 CFR 230.402(e)) or Exchange Act Rule 12b-11(d) (17 CFR 240.12b-11(d)) as long as the filer retains copies of signatures manually signed by each of the specified persons for five years.

C. You must furnish this Form to the Commission no later than the next business day after the disclosure documents submitted with this Form are published or otherwise disseminated in the subject company's home jurisdiction.

D. If filing in paper, in addition to any internal numbering you may include, sequentially number the signed original of the Form and any amendments by handwritten, typed, printed or other legible form of notation from the first page of the document through the last page of the document and any exhibits or attachments. Further, you must set forth the total number of pages contained in a numbered original on the first page of the document.

III. *Special Instructions for Complying with Form CB*

Under Sections 3(b), 7, 8, 10, 19 and 28 of the Securities Act of 1933, and Sections 12, 13, 14, 23 and 36 of the Exchange Act of 1934 and the rules and regulations adopted under those Sections, the Commission is authorized to solicit the information required to be supplied by this form by certain entities conducting a tender offer, rights offer or business combination for the securities of certain issuers.

Disclosure of the information specified in this form is mandatory. We will use the information for the primary purposes of assuring that the offeror is entitled to use the Form and that investors have information about the transaction to enable them to make informed investment decisions. We will make this Form a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

Because of the public nature of the information, the Commission can use it for a variety of purposes. These purposes include referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions.

## PART I - INFORMATION SENT TO SECURITY HOLDERS

**Item 1. Home Jurisdiction Documents**

(a) You must attach to this Form the entire disclosure document or documents, including any amendments thereto, in English, that you have delivered to holders of securities or published in the subject company's home jurisdiction that are required to be disseminated to U.S. security holders or published in the United States. The Form need not include any documents incorporated by reference into those disclosure document(s) and not published or distributed to holders of securities.

(b) Furnish any amendment to a furnished document or documents to the Commission under cover of this Form. Indicate on the cover page the number of the amendment.

**Item 2. Informational Legends**

You may need to include legends on the outside cover page of any offering document(s) used in the transaction. *See* Rules 801(b) and 802(b).

**Note to Item 2.** If you deliver the home jurisdiction document(s) through an electronic medium, the required legends must be presented in a manner reasonably calculated to draw attention to them.

## PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The exhibits specified below must be furnished as part of the Form, but need not be sent to security holders unless sent to security holders in the home jurisdiction. Letter or number all exhibits for convenient reference.

(1) Furnish to the Commission either an English translation or English summary of any reports or information that, in accordance with the requirements of the home jurisdiction, must be made publicly available in connection with the transaction but need not be disseminated to security holders. Any English summary submitted must meet the requirements of Regulation S-T Rule 306(a) (17 CFR 232.306(a)) if submitted electronically or of Securities Act Rule 403(c)(3) (17 CFR 230.403(c)(3)) or Exchange Act Rule 12b-12(d)(3) (17 CFR 240.12b-12(d)(3)) if submitted in paper.

**(2) Furnish copies of any documents incorporated by reference into the home jurisdiction document(s).**

**Note to paragraphs (1) and (2) of Part II:** *In accordance with Regulation S-T Rule 311(f) (17 CFR 232.311(f)), a party may submit a paper copy under cover of Form SE (17 CFR 239.64, 249.444, 259.603, 269.8, and 274.403) of an unabridged foreign language document when submitting an English summary in electronic format under paragraph (1) of this Part or when furnishing a foreign language document that has been incorporated by reference under paragraph (2) of this Part.*

(3) If any of the persons specified in Part IV has signed the Form CB under a power of attorney, a party submitting the Form CB in electronic format must include a copy of the power of attorney signed in accordance with Regulation S-T Rule 302 (17 CFR 232.302). A party submitting the Form CB in paper must also include a copy of the signed power of attorney.

## PART III - CONSENT TO SERVICE OF PROCESS

(1) When this Form is furnished to the Commission, the person furnishing this Form (if a non-U.S. person) must also file with the Commission a written irrevocable consent and power of attorney on Form F-X.

(2) Promptly communicate any change in the name or address of an agent for service to the Commission by amendment of the Form F-X.

## PART IV - SIGNATURES

(1) Each person (or its authorized representative) on whose behalf the Form is submitted must sign the Form. If a person's authorized representative signs, and the authorized representative is someone other than an executive officer or general partner, provide evidence of the representative's authority with the Form.

(2) Type or print the name and any title of each person who signs the Form beneath his or her signature.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Signature)

LAURENCE TURNBULL, DIRECTOR

(Name and Title)

18 JUNE 2004

(Date)

# Guinness Ghana Limited

Annual Report & Financial Statements 2003

*Believing in Ghana*
*Believing in Growth*



GUINNESS
GUINNESS
FOREIGN EXTRA
MALTA
GUINNESS
GORDON
SPARK
17 59
GUINNES
FOREIGN EXTRA
EXTRA SMOOTH STOUT
GUINNESS
ST JAMES'S GATE DUBLIN
006

# Contents



GUINNESS

# Board of directors











David Herbert Campbell Hampshire 1

Devlin Hainsworth 2

Joseph Woahen Acheampong 3

Paul Victor Obeng 4

David James Armstrong 5

John Wheelhouse 6

Robert Njoya Kinuthia 7

Pamela Djamson-Tettey 8

Simon Kodzo Gollo 9

GUINNESS

# Financial highlights

| | year ended 30 June 2003 ¢000 | year ended 30 June 2002 ¢000 | movement % |
|---|---|---|---|
| **Turnover** | **362,080,199** | **256,921,901** | **41%** |
| Profit before Taxation | 65,188,228 | 48,172,841 | 35% |
| Taxation | 14,557,320 | 12,983,292 | 12% |
| **Profit after Taxation** | **50,630,908** | **35,189,549** | **44%** |
| Dividends | 29,370,000 | 20,559,000 | 43% |
| Retained Profit | 21,260,908 | 14,630,549 | 45% |
| Capital Expenditure | 88,096,838 | 26,422,138 | 233% |
| Depreciation | 15,263,488 | 13,589,317 | 12% |
| Shareholders Fund | 106,495,986 | 85,235,078 | 25% |
| Earnings per Share (¢) | 430.97 | 299.54 | 44% |
| **Dividend per Share (¢)** | **250.00** | **175.00** | **43%** |
| Net Assets per Share (¢) | 906.50 | 725.53 | 25% |


GUINNESS


MALT
MALTA
Have you had your
Malta Guinness today?


SPARK UP
YOUR LIFE


A NEW
ADDITION
TO THE GUINNESS
FAMILY

# Board of directors, officials and registered office

**Board of directors**
David Herbert Campbell Hampshire (Chairman)
Devlin Hainsworth (Managing)
Prof Joseph Woahen Acheampong
Paul Victor Obeng
David James Armstrong
John Wheelhouse
Robert Njoya Kinuthia
Pamela Djamson-Tettey
Frank Cudjoe Damali (Retired 31/12/02)
Augustine Kwame Addo (Resigned 14/06/03)

**Secretaries**
Sena Chartered Secretaries Limited
25 Liberia Road
P. O. Box 5520
Accra

**Registered office**
Guinness Brewery
Industrial Area, Kaasi
P. O. Box 1536
Kumasi

**Auditors**
KPMG
Chartered Accountants
25 Liberia Road
Accra

**Registrars**
Merchant Bank (Ghana) Limited
57 Examination Loop
North Ridge
Accra

**Solicitors**
Sam Okudzeto & Associates
25 Liberia Road
P. O. Box 5520
Accra

**Bankers**
Barclays Bank of Ghana Limited
Ecobank Ghana Limited
Ghana Commercial Bank Limited
SSB Bank Limited
Standard Chartered Bank Ghana Limited
Stanbic Bank Ghana Limited

GUINNESS

# Notice of annual general meeting

**Notice** is hereby given that the next Annual General Meeting of Guinness Ghana Limited will be held at Prempeh Assembly Hall, Kumasi on 25 November 2003 at 10 o'clock in the forenoon for the following purposes:

**Agenda**

1. To receive the Report of the Directors, Balance Sheet as at 30 June 2003 together with the Profit and Loss and Income Surplus Accounts for the year ended on that date and the Report of the Auditors thereon.

2. To declare a Dividend

3. To elect Directors in place of those retiring

4. To approve Non-Executive Directors' Fees

5. To authorise the Directors to fix the remuneration of the Auditors

A Member of the company entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of them. A proxy need not also be a Member.

A form of proxy is attached and for it to be valid for the purpose of the Meeting it must be completed and deposited at the Registered Office of the Company not less than 48 hours before the Meeting.

Dated 15 October 2003

**By order of the Board**
**Sena Chartered Secretaries Ltd**

Registered Office:
Guinness Brewery
Kaasi Industrial Area
P.O. Box 1536
Kumasi

**Dividend warrants**

If the dividend recommended is approved, payment will be made on 2 December 2003 to the holders of shares whose names are registered in the Register of Members on 22 October 2003.

GUINNESS

# Chairman's statement

Distinguished shareholders, Nananom, ladies and gentlemen, it is my pleasure to welcome you to the 31st Annual General Meeting of your Company and present to you the Annual Report and Financial Statements for the period 1 July 2002 to 30 June 2003.

### The business environment

Prior to February month-on-month inflation had been relatively stable. However, February's 90% increase in the ex-pump price of petrol and the period adjustments made for water and electricity saw inflation surge, peaking at 30% in March 2003. Since then domestic price inflation has resulted in a very challenging business environment. Operating costs, margins and business profitability have been under pressure. In this context your Company's results are very good.

### The Beer and Malt drinks market

Both the Beer and Malt drink markets have recorded strong growth, up 20.6% and 7.7% respectively on the prior year. I am delighted to record your Company has grown volume and share ahead of the market. Guinness Foreign Extra Stout and Gordon's Spark combined to achieve volume growth of 35.1%, gaining over 3 percentage points of the Beer market. Malta Guinness also continues to dominate the Malt drinks sector with a share of 81.4%. Our advertising and promotions, particularly the movie "Critical Assignment", as well as the quality of our Brands has fuelled this growth.

I am also pleased to report that in August 2003 your Company launched a fourth premium brand "Guinness Extra Smooth". Ghana is the first market globally to launch Guinness Extra Smooth and was chosen because of the track record of successful delivery and the discerning taste of the Ghanaian consumer. This is part of your Company's ongoing commitment to identify new consumer opportunities and to invest behind its Brands to drive value.

### Our performance

Net turnover has grown 41% year-on-year from ¢257 billion to ¢362 billion, while profit after taxation is up 44%. While the macro-economic environment has continued to put pressure on margins, this has been astutely managed by driving top-line growth combined with effective cost and working capital control, and investment in more efficient processes. Please join me in congratulating the Executive team, management and staff on delivering yet another set of impressive results in a very challenging and competitive operating environment.

### Dividend

Reflecting the strong results recorded for the year, a final dividend of ¢192 per share before tax is proposed bringing the total for the year to ¢250 per share, up 43% on the previous year. The total dividend pay out for the year under review is ¢29.37 billion. We are also pleased to note that during the 2003 calendar year our share price has been the number one performer on the Ghana Stock Exchange, further increasing value creation for our Shareholders.

### Social responsibility

Your Company continues to support programmes that improve the quality of life in the communities we operate in. Our focus areas are community health, education, sports and culture. In response to the very important health issue of HIV/AIDS we are pleased to announce the launch, with the support of our parent company Diageo, of a major new initiative to provide all our employees with access to free anti-retroviral drugs. Other important health initiatives include support for the Cardiothoracic Centre and the provision of clean drinking water in a number of communities.

We also continue to honour our commitment to the Otumfuo Education Fund, the Chevening Scholarship Programme, the national team the "Black Stars" and a range of socio-cultural events across Ghana.

GUINNESS

# Chairman's statement

**Future prospects**

Your Company has the Brands, the People and the Strategy to deliver superior performance. We continue to focus on the four Strategic initiatives of brand building including innovation, trade development, greater operational efficiency and inspiring exceptional people performance. It is the consistent focus and strong implementation of these strategic initiatives that has driven our success.

Your Company is now entering a period of significant investment to increase capacity. A world class packaging line will be commissioned in November which will double capacity and enable us to fully meet consumer demand over the years to come. Given supportive macro-economic conditions, your Company is ideally positioned to deliver strong sustainable growth and good returns to our Shareholders.

Thank you for your continued support.

**David Hampshire**
Chairman


MICHAEL POWER IN

The movie Critical Assignment continues to thrill Ghanaian viewers and consumers alike.



The world class packaging line, to be commissioned in November 2003, increasing capacity to 40,000 bottles per hour



David Armstrong, Commercial Director Diageo Africa confirms Guinness Ghana Limited's support to the Cadiothoracic Centre,



Guinness Ghana Limited is committed to the Otumfuo Education Trust.



Michael Power presenting the cheque for ¢100,000,000 to Gordon Mambo, Country Representative Water Aid Ghana during the premier of Critical Assignment.

# Report of the directors

The Directors present their report and the financial statements of the Company for the period 1 July 2002 to 30 June 2003.



MD Devlin Hainsworth presents Guinness Ghana Limited's "Facts behind the figures" for the year ending 2003 to the Ghana Stock Exchange.

### Financial statements

The results for the year are set out in the financial statements on pages 13 to 22. The Directors consider the state of the Company's affairs to be satisfactory.

### Nature of business

There was no change in the nature of the business of the Company during the year.

## Our performance

### Turnover

Sales performance for the year was impressive, especially when considered against the competitive environment in which we operated.

Net turnover grew by 41% to ¢362 billion, fuelled principally by a 16% increase in volume. This was also the first full year for Gordon's Spark.



Net turnover (¢ billions)
400
350
300
250
200
150
100
50
0
1999
2000
2001
2002
2003


### Taxation

A total of ¢164 billion in Excise Duty and VAT was collected on behalf of the Government during the year, an increase of 46% over the previous year. Additionally, ¢15 billion in Corporation Tax including National Reconstruction Levy was charged, totalling ¢179 billion in Government Revenues.



Government revenue (¢billion)
200
180
160
140
120
100
80
60
40
20
0
1999
2000
2001
2002
2003


### Profit

Profit after taxation increased from 44% to ¢51 billion. The increase in profit was due to the improved performance of our Brands, which recorded a 16% volume growth, combined with their premium price positioning. While the macro-economic environment continues to put pressure on margins, these have been offset by effective cost and working capital control, and investment in more efficient processes.



Profit after taxation (¢ billions)
60
50
40
30
20
10
0
1999
2000
2001
2002
2003


### Shareholder value creation

It is proposed to recommend to Members the payment of a final dividend of ¢192 per share before the deduction of tax at source at an appropriate rate. This added to the interim dividend paid in May 2003 would make a total dividend of ¢29.37 billion or ¢250 per share, representing a 43% increase over the previous year.



Dividend per share (¢)
300
250
200
150
100
50
0
1999
2000
2001
2002
2003

# Report of the directors

The other very important component of shareholder value creation is driving the growth of our share price through the consistent delivery of strong financial performance. We are especially proud of our performance on the Ghana Stock Exchange where our shares have been the number one performer during 2003, recording an increase of 290% up to the week ending 26 September.


2003 share price evolution (¢)
4500
4000
3500
3000
2500
2000
1500
1000
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep

### Our people

We continue to invest in the growth and development of our People as they contribute directly to the performance and results of our business. We are committed to inspiring exceptional people performance.



The Guinness Ghana Limited Management Team at the 2003 Conference, Elmina.

### Social Responsibility

We believe that the communities in which we operate, should benefit from our presence.

### Health

As noted previously we have just announced an exciting new HIV/AIDS initiative. Support also continues for Cardiothoracic unit at the Korle-bu Teaching Hospital and the provision of clean drinking water to communities nation-wide.



MD Devlin Hainsworth presents the prizes at The Guinness Golf Open, 2003.

### Education

A major component of our activity is channelled through the Otumfuo's Education Fund. Additionally through the Chevening Scholarship Programme we have supported two Ghanaians to pursue postgraduate studies in the United Kingdom.

### Sports

We continue to play a central role in sports development in Ghana, maintaining our support for the national soccer team the "Black Stars", Guinness Golf Open and Guinness National Challenge Cup.



The Elders of the Oguaa Traditional Council thank Marketing Director, Francis Vorgbe for Guinness Ghana Limited's support of Fetu Afahye Festival 2003

### Culture

Our Ghanaian culture is unique. It defines our People and is central to the success of our Brands. As a result we recognise the important role that we have to play in supporting cultural festivals and community related activities.

### Environment

We recognise that our operations can impinge on the natural world and take our environmental responsibility seriously. During the year we received the "Continuous Environmental Improvement" award for 2002 from the Environmental Protection Agency (EPA).

# Report of the directors

### Future growth

Guinness Ghana Limited is now entering the next phase of its growth, which is to be fuelled through our commitment to invest in the capital expenditure necessary to increase capacity in line with demand. We will be continuing to focus on our four strategic initiatives that have been central to our success: brand building including innovation; trade development; greater operational efficiency and inspiring exceptional people performance.

We believe that, given the macro-economic stability of the Ghanaian economy, we have the Brands, the People and the Strategy to deliver strong, sustainable growth and thus returns to our Shareholders.



MD Devlin Hainsworth launches the new addition to the Guinness family, Guinness Extra Smooth.

### Board changes

Since the Annual General Meeting held on 19 November 2002 Messrs F C Damali and A K Addo resigned from the office of Director of the Company. Mr K. Sarfo-Mensah was appointed to fill the vacancy arising out of the resignation of Mr A K Addo.

In accordance with the Regulations of the Company Messrs K. Sarfo-Mensah, D J Armstrong and Prof J W Acheampong retire at the Annual General Meeting and being eligible, offer themselves for re-election. The names of the Directors who were in office during the year under review are as published in this Annual Report




KETTNER Contipac

The new packaging line that will support Guinness Ghana Limited's next phase of growth.

### Holding company

The company is a subsidiary of Guinness Overseas Limited, a company incorporated in the United Kingdom.

### Auditors

In accordance with Section 134(5) of the Companies Code 1963, the Auditors, KPMG continue as Auditors of the Company.

**By the order of the board**

**Director**
D. M . Hainsworth

**Director**
P. Djamson-Tettey

# Corporate governance

**Introduction**
Guinness Ghana Limited recognises the importance of achieving the highest standards of corporate governance, corporate responsibility and risk management in controlling the business. It is also committed to conducting its business responsibly and in accordance with all laws and regulations to which our business activities are subject.

**Board of directors**
It is the responsibility of the board of directors and the management team to ensure that the highest standards of corporate governance are achieved in directing and controlling the business.

**The audit sub-committee**
The audit sub-committee is responsible for monitoring the adequacy and effectiveness of the Company's system of internal controls through its review and follow-up of the recommendations of the internal audit function and the external auditors.

**Risk management and internal control**
A risk assessment is performed at least annually as part of the strategic planning process. The risk assessment and the activities planned to manage those risks are reviewed by management on a quarterly basis.

Additionally, a control self-assessment is completed annually against control objectives and criteria defined within the relevant business processes. This enables the evaluation of controls to ensure that appropriate ones are in place to manage a broad range of risks arising from day-to-day business activities. Action plans are developed to drive enhancements and progress is monitored by both the management team and the audit sub-committee.

**Occupational health and environmental safety**
Guinness Ghana Limited is firmly committed to ensuring the health, safety and welfare of our People. Everyone plays a critical role in ensuring the quality and safety of the working conditions. In this regard, all aspects of our operations shall be conducted in strict compliance with all applicable health and safety laws and regulations, company policies and best practices pertaining to workplace safety.

# Report of the auditors

We have audited the financial statements on pages 13 to 22, which have been prepared in accordance with Ghana Accounting Standards. We have obtained all the information and explanations we required.

**Respective Responsibilities of Directors and Auditors**
These financial statements are the responsibility of the directors. Our responsibility is to express an independent opinion on these financial statements based on our audit.

**Basis of Opinion**
We conducted our audit in accordance with International Standards on Auditing. These standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Opinion**
*In our opinion, proper books have been kept and the financial statements, which are in agreement therewith, comply with the Companies Code, 1963 (Act 179) and give a true and fair view of the financial position of the company at 30 June 2003 and of the results of its operations and cash flows for the year then ended.*

KPMG

**Chartered accountants**
**25 Liberia Road**
**Accra**

Dated 26 September 2003

GUINNESS

# Balance sheet

**Balance sheet**
**at 30 June 2003**

| | Notes | ¢000 | at 30 June 2003 ¢000 | ¢000 | at 30 June 2002 ¢000 |
|---|---|---|---|---|---|
| **Fixed assets** | 8 | | **150,199,858** | | 81,293,722 |
| **Investments** | 9 | | **3,346,122** | | 3,346,122 |
| **Current assets** | | | | | |
| Stocks | 10 | **57,772,391** | | 36,404,738 | |
| Debtors | 11 | **19,463,708** | | 20,186,907 | |
| Cash and bank balances | | **46,698,630** | | 21,501,375 | |
| | | **123,934,729** | | 78,093,020 | |
| **Current liabilities** | | | | | |
| Bank overdraft | 12 | **15,994,528** | | 525,367 | |
| Creditors | 13 | **67,961,185** | | 34,881,750 | |
| Taxation | 7 | **5,405,576** | | 6,644,243 | |
| Dividends | 14 | **21,835,903** | | 15,272,400 | |
| Amount due to related companies | 15 | **47,010,301** | | 9,828,472 | |
| | | **158,207,493** | | 67,152,232 | |
| **Net current (liabilities)/assets** | | | **(34,272,764)** | | 10,940,788 |
| | | | **119,273,216** | | 95,580,632 |
| Deferred Taxation | 7 | | **(12,777,230)** | | (10,345,554) |
| **Net assets** | | | **106,495,986** | | 85,235,078 |

| | | | |
|---|---|---|---|
| **Financed by** | | | |
| **Stated capital** | 16 | **7,686,032** | 7,686,032 |
| **Capital surplus** | 17 | **2,950,063** | 2,950,063 |
| **Income surplus** | | **95,859,891** | 74,598,983 |
| | | **106,495,986** | 85,235,078 |

Director

Director

# Profit and loss and income surplus accounts

## Profit and loss account
for the year ended 30 June 2003

| | Note | year ended 30 June 2003 ¢000 | year ended 30 June 2002 ¢000 |
|---|---|---|---|
| **Turnover** | 3 | **362,080,199** | 256,921,901 |
| Cost of Sales | | **(214,814,657)** | (143,482,110) |
| **Gross profit** | | **147,265,542** | 113,439,791 |
| General administrative and selling expenses | | **(85,687,958)** | (66,338,222) |
| **Trading profit** | | **61,577,584** | 47,101,569 |
| Other income | 4 | **3,636,748** | 1,320,161 |
| **Profit before interest and taxation** | 5 | **65,214,332** | 48,421,730 |
| Net interest charges | 6 | **(26,104)** | (248,889) |
| **Profit before taxation** | | **65,188,228** | 48,172,841 |
| Taxation including Reconstruction Levy | 7 | **(14,557,320)** | (12,983,292) |
| **Profit after taxation** transferred to income surplus account | | **50,630,908** | 35,189,549 |

## Income surplus account
for the year ended 30 June 2003

| | year ended 30 June 2003 ¢000 | year ended 30 June 2002 ¢000 |
|---|---|---|
| Balance at 1 July | **74,598,983** | 59,968,434 |
| Profit for the year | **50,630,908** | 35,189,549 |
| | **125,229,891** | 95,157,983 |
| Proposed dividend ¢250 (2002: ¢175) per share | **(29,370,000)** | (20,559,000) |
| Balance at 30 June | **95,859,891** | 74,598,983 |

GUINNESS

# Cash flow statement

## Cash flow statement
**for the year ended 30 June 2003**

| | year ended 30 June 2003 | | year ended 30 June 2002 | |
|---|---|---|---|---|
| | ¢000 | ¢000 | ¢000 | ¢000 |
| **Operating profit** (before investment returns and servicing of finance) | | 65,059,297 | | 48,421,730 |
| Depreciation charges | 15,263,488 | | 13,589,317 | |
| Increase in stocks | (21,367,653) | | (9,492,568) | |
| Decrease/(increase) in debtors | 723,199 | | (9,834,238) | |
| Increase in creditors | 33,079,435 | | 15,445,408 | |
| Increase/(decrease) in related company balances | 37,181,829 | | (989,026) | |
| Profit on sale of fixed assets | (793,483) | | - | |
| | | 64,086,815 | | 8,718,893 |
| **Net cash flow from operating activities** | | 129,146,112 | | 57,140,623 |
| **Investment returns and servicing of finance** | | | | |
| Dividends paid | (22,806,497) | | (14,047,058) | |
| Dividends received | 155,035 | | - | |
| Interest paid | (649,223) | | (939,022) | |
| Interest received | 623,119 | | 690,133 | |
| | | (22,677,566) | | (14,295,947) |
| **Tax paid** | | (13,364,311) | | (3,522,248) |
| Investing activities | | | | |
| Fixed assets purchased | (88,096,838) | | (26,422,138) | |
| Proceeds from sale of fixed assets | 4,720,697 | | - | |
| | | (83,376,141) | | (26,422,138) |
| **Increase in cash and cash equivalents** | | 9,728,094 | | 12,900,290 |

| **Analysis of changes in cash and cash equivalents during the year** | | |
|---|---|---|
| Balance at 1 July | 20,976,008 | 8,075,718 |
| Net cash inflow | 9,728,094 | 12,900,290 |
| Balance at 30 June | 30,704,102 | 20,976,008 |

| **Analysis of balances of cash and cash equivalents as shown in the balance sheet** | | |
|---|---|---|
| Cash and Bank balances | 46,698,630 | 21,501,375 |
| Bank overdraft | (15,994,528) | (525,367) |
| Balance at 30 June | 30,704,102 | 20,976,008 |

GUINNESS

# Notes forming part of the financial statements

### 1. Basis of accounting

These financial statements have been prepared under the historical cost convention as modified by the revaluation of certain fixed assets.

### 2. Accounting policies

The following accounting policies have been applied consistently in dealing with items that are considered material in relation to the company's financial statements:

#### a. Depreciation

Depreciation is provided for on a straight-line basis at rates calculated to write off the gross value of each fixed asset over its estimated useful life. The annual rates generally in use are as follows:

| | depreciation<br>% |
|---|---|
| Leasehold, land and buildings | 3.125% |
| Plant and machinery | 6.5% - 12.5% |
| Motor vehicles and computers | 25% |
| Furniture and equipment | 12.5% |

#### b. Stocks

Stocks are valued on a first in first out basis, at the lower of cost and net realisable value. Cost includes all direct expenses incurred in bringing stocks to their present condition and location. Work-in-progress and finished goods are valued at average production cost which includes all relevant direct costs and production overheads.

#### c. Debtors

Debtors are stated after providing for specific debts considered to be doubtful.

#### d. Foreign exchange

Transactions denominated in foreign currencies are translated into Cedis at the rates of exchange ruling at the dates of the transactions. Balances in foreign currencies are translated into Cedis at the rates of exchange ruling at the balance sheet date.

Differences arising from changes in exchange rates are dealt with through the profit and loss account.

#### e. Deferred taxation

Provision is made for deferred taxation using the liability method on material timing differences to the extent that an asset or liability may crystalise.

#### f. Post balance sheet events

Events subsequent to the balance sheet date are reflected only to the extent that they relate directly to the financial statements and the effect is material.

GUINNESS

# Notes forming part of the financial statements

### 3. Turnover

| | year ended 30 June 2003 | | year ended 30 June 2002 | |
|---|---|---|---|---|
| | ¢000 | ¢000 | ¢000 | ¢000 |
| Gross sales | | **526,083,955** | | 369,037,225 |
| **Less:** | | | | |
| Excise Duty | **(105,549,983)** | | (71,111,188) | |
| VAT | **(58,453,773)** | | (41,004,136) | |
| | | **(164,003,756)** | | (112,115,324) |
| | | **362,080,199** | | 256,921,901 |

### 4. Other income

| | year ended 30 June 2003 | year ended 30 June 2002 |
|---|---|---|
| | ¢000 | ¢000 |
| Sundry income | **2,343,487** | 798,033 |
| Net exchange gain | **344,743** | 522,128 |
| Dividends received | **155,035** | - |
| Profit on disposal of fixed assets | **793,483** | - |
| | **3,636,748** | 1,320,161 |

**5. Profit before interest and taxation** is stated after charging

| | year ended 30 June 2003 | year ended 30 June 2002 |
|---|---|---|
| | ¢000 | ¢000 |
| Auditor's remuneration | **230,000** | 120,000 |
| Depreciation | **15,263,488** | 13,589,317 |
| Directors' remuneration | **1,277,726** | 865,790 |
| Donations | **104,295** | 14,230 |
| Provision for impairment of fixed assets | - | 2,027,812 |

GUINNESS

# Notes forming part of the financial statements

### 6. Net interest charges

| | year ended 30 June 2003 | year ended 30 June 2002 |
|---|---|---|
| | ¢000 | ¢000 |
| Interest income | **623,119** | 690,133 |
| Interest charges | **(649,223)** | (939,022) |
| | **(26,104)** | (248,889) |

### 7. Taxation

| | balance at 1 July 2002 | payments | charge to P&L | balance at 30 June 2003 |
|---|---|---|---|---|
| | ¢000 | ¢000 | ¢000 | ¢000 |
| **Income Tax** | | | | |
| 1997/98 | (119,107) | - | - | (119,107) |
| 2001/02 | 6,113,893 | (5,802,844) | - | 311,049 |
| 2002/03 | - | (6,078,796) | 10,495,938 | 4,417,142 |
| | 5,994,786 | (11,881,640) | 10,495,938 | 4,609,084 |
| **National Reconstruction Levy** | | | | |
| 2000/01 | 25,416 | - | - | 25,416 |
| 2001/02 | 624,041 | (730,746) | - | (106,705) |
| 2002/03 | - | (751,925) | 1,629,706 | 877,781 |
| | 6,644,243 | (13,364,311) | 12,125,644 | 5,405,576 |
| **Deferred Tax** | 10,345,554 | - | 2,431,676 | 12,777,230 |
| | 16,989,797 | (13,364,311) | 14,557,320 | 18,182,806 |

The tax liabilities are subject to the agreement with Internal Revenue Service.

*National Reconstruction Levy*: This relates to a levy imposed on companies by the government on profits before tax for the years 2001 to 2005. The rate applicable to manufacturing companies is 2.5%.

GUINNESS

# Notes forming part of the financial statements

## 8. Fixed assets

| | leasehold land and buildings | plant and machinery | motor vehicles | capital work-in-progress | furniture and office equipment | total |
|---|---|---|---|---|---|---|
| | ¢000 | ¢000 | ¢000 | ¢000 | ¢000 | ¢000 |
| **Cost/Valuation** | | | | | | |
| At 1 July 2002 | 9,014,825 | 90,948,301 | 4,569,178 | 7,846,430 | 11,352,499 | 123,731,233 |
| Additions | 27,853 | 340,853 | 3,350,800 | 82,566,848 | 1,810,484 | 88,096,838 |
| Disposals | (4,309,600) | (309,404) | - | - | (677) | (4,619,681) |
| Transfers | 573,104 | 70,505,011 | - | (71,523,701) | 445,586 | - |
| At 30 June 2003 | 5,306,182 | 161,484,761 | 7,919,978 | 18,889,577 | 13,607,892 | 207,208,390 |
| **Depreciation** | | | | | | |
| At 1 July 2002 | 1,980,743 | 34,144,287 | 2,137,432 | - | 4,175,049 | 42,437,511 |
| Charge for the year | 184,463 | 10,672,379 | 1,294,189 | - | 3,112,457 | 15,263,488 |
| Release on Disposal | (645,950) | (46,517) | - | - | - | (692,467) |
| At 30 June 2003 | 1,519,256 | 44,770,149 | 3,431,621 | - | 7,287,506 | 57,008,532 |
| **Net Book Value** | | | | | | |
| At 30 June 2003 | **3,786,926** | **116,714,612** | **4,488,357** | **18,889,577** | **6,320,386** | **150,199,858** |
| At 30 June 2002 | 7,034,082 | 56,804,014 | 2,431,746 | 7,846,430 | 7,177,450 | 81,293,722 |

Certain buildings, plant and machinery were professionally revalued by Nationwide Estate Services, Real Estate Valuers, Land Surveyors and Estate Managers on 31 December 1992 based on their open market values.

### Disposal of fixed assets

| | at 30 June 2003 | at 30 June 2002 |
|---|---|---|
| | ¢000 | ¢000 |
| Cost of assets disposed off | **4,619,681** | - |
| Accumulated depreciation | **(692,467)** | - |
| Net book value | **3,927,214** | - |
| Proceeds on disposal | **(4,720,697)** | - |
| Profit on disposal of fixed assets | **793,483** | - |

### Deprecation has been charged in the financial statements as follows:

| | at 30 June 2003 | at 30 June 2002 |
|---|---|---|
| | ¢000 | ¢000 |
| Cost of sales | **10,672,379** | 9,100,903 |
| General, administrative and selling expenses | **4,591,109** | 4,488,414 |
| | **15,263,488** | 13,589,317 |

GUINNESS

# Notes forming part of the financial statements

### 9. Investments

| | at 30 June 2003 ¢000 | at 30 June 2002 ¢000 |
|---|---|---|
| Trade investments | **3,346,122** | 3,346,122 |

This relates to investments in the ordinary shares of a listed company and is shown at cost.

### 10. Stocks

| | at 30 June 2003 ¢000 | at 30 June 2002 ¢000 |
|---|---|---|
| Raw and packaging materials | **46,544,074** | 29,161,242 |
| Work-in-progress | **1,619,866** | 1,064,496 |
| Finished products | **1,980,915** | 1,092,339 |
| Engineering and consumables | **7,627,536** | 5,086,661 |
| | **57,772,391** | 36,404,738 |

### 11. Debtors

| | at 30 June 2003 ¢000 | at 30 June 2002 ¢000 |
|---|---|---|
| Trade debtors | **8,281,383** | 12,966,620 |
| Sundry debtors | **11,182,325** | 7,220,287 |
| | **19,463,708** | 20,186,907 |

### 12. Bank overdraft

This represents amounts drawn by the company under facilities granted by its bankers to support its working capital requirements. Unutilised facilities at the year-end amounted to ¢59,005 million (2002: ¢69,475 million).

### 13. Creditors

| | at 30 June 2003 ¢000 | at 30 June 2002 ¢000 |
|---|---|---|
| Trade creditors | **12,613,142** | 9,310,700 |
| Sundry creditors | **7,901,090** | 8,654,749 |
| Accruals and provisions | **47,446,953** | 16,916,301 |
| | **67,961,185** | 34,881,750 |

GUINNESS

# Notes forming part of the financial statements

### 14. Dividends

| | at 30 June 2003 | at 30 June 2002 |
|---|---|---|
| | ¢000 | ¢000 |
| Balance at 1 July | **15,272,400** | 8,760,458 |
| Proposed Dividends | **29,370,000** | 20,559,000 |
| | **44,642,400** | 29,319,458 |
| Payments during the year | **(22,806,497)** | (14,047,058) |
| Balance at 30 June | **21,835,903** | 15,272,400 |

### 15. Amounts due to related companies

| | at 30 June 2003 | at 30 June 2002 |
|---|---|---|
| | ¢000 | ¢000 |
| Materials and equipment | **43,676,638** | 6,920,545 |
| Royalty and technical service fees | **3,333,663** | 2,907,927 |
| | **47,010,301** | 9,828,472 |

### 16. Stated capital

| | Number of shares | | Proceeds | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| | '000 | '000 | ¢000 | ¢000 |
| **Authorised** | | | | |
| Ordinary shares of no par value | **150,000** | 150,000 | | |
| **Issued** | | | | |
| For cash | **24,208** | 24,208 | **4,935,584** | 4,935,584 |
| Transfer from surplus | **93,272** | 93,272 | **2,750,448** | 2,750,448 |
| | **117,480** | 117,480 | **7,686,032** | 7,686,032 |

There is no share in treasury and no call or instalment unpaid on any share.

### 17. Capital surplus

| | 2003 | 2002 |
|---|---|---|
| | ¢000 | ¢000 |
| Balance at 30 June | **2,950,063** | 2,950,063 |

GUINNESS

# Notes forming part of the financial statements

## 18. Capital commitments

Capital commitments authorised but not expended at the balance sheet date, amounted to ¢69,833 million (2002: ¢44,500 million).

## 19. Contingent liabilities

Contingent liabilities, in respect of possible claims and lawsuits at the year-end, amounted to ¢894 million (2002: ¢704 million).

## 20. Related party transactions

i. The ultimate holding company is Diageo plc, a company registered in the United Kingdom. Diageo is the beneficiary holder of the shares in Guinness Overseas Limited and Atalantaf Limited.

ii. Raw materials costing ¢128,205,438,325 were procured from Guinness Overseas Limited.

iii. Included in cost of sales is an amount of ¢15,494,083,822 in respect of technical and management services fees payable to Guinness Overseas Limited.


No alcohol
MALTA
GUINNESS
FEEL GOOD EVERY DAY!
Malta Guinness

GUINNESS

# Statement of value added

| | year ended .30 June 2003 ¢000 | % | year ended 30 June 2002 ¢000 | % |
|---|---|---|---|---|
| Gross Sales Proceeds | **526,083,955** | | 369,037,225 | |
| Excise Duties | **(105,549,983)** | | (71,111,188) | |
| Sales Tax/VAT | **(58,453,773)** | | (41,004,136) | |
| Turnover | **362,080,199** | | 256,921,901 | |
| Other Income | **4,259,867** | | 2,010,294 | |
| Bought in Materials & Services | **(270,246,386)** | | (186,124,819) | |
| **Value added** | **96,093,680** | **100%** | 72,807,376 | 100% |

| Applied as follows: | | | | |
|---|---|---|---|---|
| To pay employees salaries, wages & benefits | **14,992,741** | **16%** | 10,106,196 | 14% |
| To provide for Depreciation | **15,263,488** | **16%** | 13,589,317 | 19% |
| To pay for Taxation | **14,557,320** | **15%** | 12,983,292 | 18% |
| To pay Dividends | **29,370,000** | **30%** | 20,559,000 | 28% |
| To pay Interest charges | **649,223** | **1%** | 939,022 | 1% |
| Retained for company growth | **21,260,908** | **22%** | 14,630,549 | 20% |
| | **96,093,680** | **100%** | 72,807,376 | 100% |


DISCOVER TRUE SMOOTHNESS

GUINNESS

# Shareholder information

### Directors shareholding

| | number of shares |
|---|---|
| David HC Hampshire | 4,000 |
| **Total** | **4,000** |

### Analysis of shareholding

| number of shares | number of holdings | % | number of holders | % |
|---|---|---|---|---|
| 1 - 1,000 | 517,441 | 0.44% | 1,661 | 55.53% |
| 1,001 - 5,000 | 1,463,711 | 1.25% | 540 | 18.05% |
| 5,001 - 10,000 | 3,810,194 | 3.24% | 475 | 15.88% |
| 10,001 and over | 111,688,654 | 95.07% | 315 | 10.53% |
| | **117,480,000** | 100.00% | **2,991** | 100.00% |

### 20 largest shareholders

| | | number of holdings | % |
|---|---|---|---|
| 1 | Guinness Overseas Ltd | 55,590,088 | 47.32% |
| 2 | Social Security & National Insurance Trust | 18,151,032 | 15.45% |
| 3 | Atalantaf Limited | 15,331,140 | 13.05% |
| 4 | BBGN/Chase Manhattan | 5,161,037 | 4.39% |
| 5 | BBGN/Chase Manhattan Offshore | 3,906,408 | 3.33% |
| 6 | D M Ventures | 1,931,265 | 1.64% |
| 7 | Daniel Ofori | 1,343,578 | 1.14% |
| 8 | BBGN/Epack Investment Fund Ltd. | 1,132,424 | 0.96% |
| 9 | Ghanaian Employees of Guinness | 1,050,374 | 0.89% |
| 10 | BBGN/Boston Safe Deposit & Trust Co | 634,277 | 0.54% |
| 11 | BBGN/Unilever Ghana Managers Pension | 633,470 | 0.54% |
| 12 | BBGN/Unilever Ghana Provident Fund | 548,059 | 0.47% |
| 13 | State Insurance Company Limited | 400,000 | 0.34% |
| 14 | Ghana Reinsurance Organisation | 329,900 | 0.28% |
| 15 | Enterprise Insurance Company Limited | 200,000 | 0.17% |
| 16 | BBGN/GTP Provident Fund | 162,500 | 0.14% |
| 17 | Dr.R.H.M.Nanka-Bruce | 156,669 | 0.13% |
| 18 | Teachers Fund | 143,800 | 0.12% |
| 19 | RETCO Company Limited | 105,600 | 0.09% |
| 20 | W A Wiafe | 91,080 | 0.08% |
| **Total** | | **107,002,701** | 91.07% |
| Others | | 10,477,299 | 8.93% |
| **Grand total** | | **117,480,000** | **100.00%** |

GUINNESS

# Five year financial summaries

| | 2003 | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|
| | ¢000 | ¢000 | ¢000 | ¢000 | ¢000 |
| **Results** | | | | | |
| Turnover | **362,080,199** | 256,921,901 | 190,643,212 | 125,360,500 | 96,517,325 |
| Profit before Taxation | **65,188,228** | 48,172,841 | 26,388,896 | 11,149,452 | 33,993,104 |
| Taxation | **(14,557,320)** | (12,983,292) | (8,030,110) | (704,956) | (13,083,646) |
| Profit after Taxation | **50,630,908** | 35,189,549 | 18,358,786 | 10,444,496 | 20,909,458 |
| Dividends | **(29,370,000)** | (20,559,000) | (10,573,200) | (8,223,600) | (8,223,600) |
| Retained earnings | **21,260,908** | 14,630,549 | 7,785,586 | 2,220,896 | 12,685,858 |
| **Balance sheet** | | | | | |
| Fixed Assets | **150,199,858** | 81,293,722 | 68,460,901 | 67,976,504 | 47,599,867 |
| Investments | **3,346,122** | 3,346,122 | 3,346,122 | 3,346,122 | 3,346,122 |
| Cash & Cash Equivalents | **46,698,630** | 21,501,375 | 16,492,599 | 40,404,530 | 36,339,965 |
| Other Currents Assets | **77,236,099** | 56,591,645 | 40,523,306 | 48,110,107 | 25,923,962 |
| Total Assets | **277,480,709** | 162,732,864 | 128,822,928 | 159,837,265 | 113,209,916 |
| Total Liabilities | **(170,984,723)** | (77,497,786) | (58,218,399) | (97,018,322) | (52,611,869) |
| Net Assets | **106,495,986** | 85,235,078 | 70,604,529 | 62,818,943 | 60,598,047 |
| Share Capital | **7,686,032** | 7,686,032 | 7,686,032 | 7,686,032 | 7,686,032 |
| Capital Surplus | **2,950,063** | 2,950,063 | 2,950,063 | 2,950,063 | 2,950,063 |
| Income Surplus | **95,859,891** | 74,598,983 | 59,968,434 | 52,182,848 | 49,961,952 |
| Shareholders Funds | **106,495,986** | 85,235,078 | 70,604,529 | 62,818,943 | 60,598,047 |
| **Revenue collected for Government** | | | | | |
| Excise Duties | **105,549,983** | 71,111,188 | 57,317,924 | 37,758,825 | 34,066,483 |
| Sales Tax/VAT | **58,453,773** | 41,004,136 | 30,995,142 | 16,590,078 | 13,258,592 |
| Total | **164,003,756** | 112,115,324 | 88,313,066 | 54,348,903 | 47,325,075 |
| **Statistics** | | | | | |
| EPS (¢) | **430.97** | 299.54 | 156.27 | 88.90 | 177.98 |
| Dividend per share (¢) | **250.00** | 175.00 | 90.00 | 70.00 | 70.00 |
| Net Assets per share (¢) | **906.50** | 725.53 | 600.99 | 534.72 | 515.82 |
| Current ratio | **0.78:1** | 1.16:1 | 1.2:1 | 0.98:1 | 1.36:1 |
| Return on shareholders fund (%) | **47.54** | 41.26 | 26.00 | 16.63 | 34.51 |
| Return on net sales value (%) | **13.98** | 13.69 | 9.63 | 8.33 | 21.66 |

GUINNESS

# Proxy form

**Annual General Meeting** to be held at 10 a.m. on 25 November 2003 at the **Prempeh Assembly Hall, Kumasi.**

I/we

.........................................................

Being a Member(s) of **Guinness Ghana Limited** hereby appoint:

*.......................................................

Or failing him the Chairman of the Meeting as my/our Proxy to vote for me/us and on my/our behalf at the Annual General Meeting of that Company to be held on 25 November 2003 and at any and every adjournment thereof.

| For Company's Use | | |
|---|---|---|
| Number of shares | | |
| Resolution | For | Against |
| 1. To declare a dividend | | |
| 2. To re-elect Mr K Sarfo-Mensah | | |
| 3. To re-elect Mr D J Armstrong | | |
| 4. To re-elect Prof J W Acheampong | | |
| 5. To approve Directors' Fees | | |
| 6. To fix remuneration of the Auditors | | |
| Please indicate with an "X" in the appropriate square how you wish your votes to be case on the resolutions set out above. Unless otherwise instructed the Proxy will vote or abstain from voting at their discretion. | | |

Date this ..........day of ....................2003

.......................................................

Shareholder's Signature

---

**This proxy form should not be sent to the secretary if the Member will be attending the meeting**

Notes:

1. A Member (Shareholder) who is unable to attend the Annual General Meeting is allowed by law to vote by proxy. The above Proxy Form has been prepared to enable you to exercise your vote if you cannot personally attend.
2. Provision has been made on the Form for the Chairman of the Meeting to act as your proxy but, if you wish, you may insert in the blank space marked * the name of any person whether a Member of the Company or not, who will attend the Meeting to vote on your behalf instead of the Chairman of the Meeting.
3. In the case of joint holders, each holder should sign.
4. If executed by a Corporation, the Proxy Form should bear its Common Seal or be signed on its behalf by a Director.
5. Please sign the above Proxy Form and post it to us at the address page 27 not later than 10 a.m. on 24 November 2003.
6. The Proxy must produce the Admission Card sent with the Notice of the Meeting to obtain entrance to the Meeting.

GUINNESS

# Notes

The Company Secretary
Guinness Ghana Limited
P. O. Box 1636
kumasi

# Notes

GUINNESS

# ANNUAL REPORT & FINANCIAL STATEMENTS
2001-2002


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036

FINAL VERSION

# GUINNESS GHANA LIMITED

## FINANCIAL STATEMENTS
## 30TH JUNE 2002


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# Content Page

# BOARD OF DIRECTORS



1. D.H.C. Hampshire
2. D.M. Hainsworth
3. F.C. Damali
4. D.J. Armstrong
5. P.V. Obeng
6. R.N. Kinuthia
7. J. Wheelhouse
8. P. Djamson-Tettey
9. J.W. Acheampong
10. S.K. Gollo

# THE YEAR IN SUMMARY
# JUNE, 2002.

| | 2002<br>¢'000 | 2001<br>¢'000 | %<br>Change |
|---|---|---|---|
| Turnover | 256,921,901 | 190,643,212 | 35 |
| Profit before Tax | 48,172,841 | 26,388,896 | 83 |
| Taxation | 12,983,292 | 8,030,110 | 62 |
| Profit after Taxation | 35,189,549 | 18,358,786 | 92 |
| Dividends | 20,559,000 | 10,573,200 | 94 |
| Retained Profit | 14,630,549 | 7,785,586 | 88 |
| Capital Expenditure | 26,422,128 | 10,016,167 | 164 |
| Depreciation | 13,589,317 | 9,480,264 | 43 |
| Shareholders Fund | 85,235,078 | 70,604,529 | 21 |
| Earnings per Share | 299.54 | 156.27 | 92 |
| Dividend per Share | 175.00 | 90.00 | 94 |
| Net Assets per Share | 725.53 | 600.99 | 21 |



**Elmina 2002 Management Conference. Aligning employees behind business objectives.**



**Building Trade Partners. Key Distributers Conference, Elmina 2002**



**The Guinness Action Hero, Michael Power meets Hon. Osei Kwaku, Minister of Sports**

# BOARD OF DIRECTORS, OFFICIALS AND REGISTERED OFFICE

| | |
|---|---|
| BOARD OF DIRECTORS | David Herbert Campbell Hampshire (Chairman)<br>Devlin Hainsworth (Managing)<br>Joseph Woahen Acheampong<br>Frank Cudjoe Damali<br>Paul Victor Obeng<br>Augustine Kwame Addo<br>David James Armstrong<br>John Wheelhouse<br>Robert Njoya Kinuthia (Appointed 20/05/02)<br>Pamela Djamson-Tettey (Appointed 20/05/02)<br>Christopher Ojareda Enase (Resigned 15/03/02)<br>Francis Wussar-Narh (Resigned 31/12/01) |
| SECRETARIES | Sena Chartered Secretaries Limited<br>3rd Floor, Mobil House<br>Liberia Road<br>P. O. Box 5520<br>Accra |
| REGISTERED OFFICE | Guinness Brewery<br>Industrial Area, Kaasi<br>P. O. Box 1536<br>Kumasi |
| AUDITORS | KPMG<br>Chartered Accountants<br>2nd Floor, Mobil House<br>Liberia Road<br>P. O. Box 242<br>Accra |
| REGISTRARS | Merchant Bank (Ghana) Limited<br>57 Examination Loop<br>North Ridge<br>Accra |
| SOLICITORS | Sam Okudzeto & Associates<br>3rd Floor, Mobil House<br>Liberia Road<br>P. O. Box 5520<br>Accra |
| BANKERS | Barclays Bank of Ghana Limited<br>Ecobank Ghana Limited<br>Ghana Commercial Bank Limited<br>SSB Bank Limited<br>Standard Chartered Bank Ghana Limited |

041

# NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that the next Annual General Meeting of Guinnes Ghana Limited will be held at Prempeh Assembly Hall, Kumasi on 19 November, 2002 at 11 o'clock in the forenoon for the following purposes.

AGENDA

1. To receive the Report of the Directors, Balance Sheet as at 30 June 2002 together with the Profit and Loss and Income Surplus Accounts for the year ended on that date and the Report of the Auditors thereon.
2. To declare a Dividend.
3. To elect Directors in place of those retiring.
4. To approve Non-Executive Directors' Fees.
5. To approve the terms of appointment of two Directors.
6. To authorize the Directors to fix the remuneration of the Auditors.

A Member of the company entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of him. A proxy need not also be a Member.

A form of proxy is attached and for it to be valid for the purpose of the Meeting it must be completed and deposited at the Registered Office of the Company not less than 48 hours before the Meeting.

Dated 11 October, 2002.

BY ORDER OF THE BOARD
SENA CHARTERED SECRETARIES LTD.

Registered Office:
Guinness Brewery
Kaasi Industrial Area
P.O. Box 1536
Kumasi.

DIVIDEND WARRANTS

If the dividend recommended is approved, payment will be made on 18 December, 2002 to the holders of shares whose names are registered in the Register of Members on 8 October, 2002.

## PRINCIPAL ACTIVITIES

*The principal activities of the Company continue to be* brewing, packaging (Product Supply), marketing and sale (Product Demand) of Foreign Extra Stout, Malta Guinness and Gordon's Spark.

## TURNOVER

The Company's sales performance for the year was impressive when considered against the competitive environment in which it operated.

Turnover (net of taxes) grew year on year by 35% from ¢190.6 billion to ¢256.9 billion.

## TRADING PROFIT

The Company earned an operating profit before tax of ¢48 billion; that is, a year on year increase of 82.5% and the highest in the Company's history.

The increase in profit was due mainly to effective cost and working capital control, improved performance of our brands, which recorded a 24% volume growth over the previous year.

## TAX

Guinness Ghana Limited paid a total of ¢112 billion in Excise Duty and VAT during the year, an increase of 27 % over the previous year. Additionally, the Company paid ¢ 4 billion in corporate tax including National Reconstruction Levy.

## DIVIDENDS

In view of the satisfactory results, the Directors are pleased to recommend to Members, the payment of a final dividend of ¢15,272,400,000 that is ¢130 per share before deduction of tax at source at the appropriate rate. This added to the interim dividend paid in April 2002 would make a total dividend of ¢20,559,000,000, which is ¢175 per share, that is, 94.4%, increase over the previous year.

## BOARD CHANGES

Since the Annual General Meeting held on 20 November 2001 Messrs F Wussar-Narh and C O Enase resigned from the office of Director of the Company and Mr Robert Njoya Kinuthia and Mrs Pamela Djamson-Tettey were *appointed to fill the casual vacancy arising thereof.*

Mr F C Damali, our former Marketing Director was appointed to the post of Deputy Managing Director with effect from 1 January 2002.

In accordance with the Regulations of the Company Messrs R N Kinuthia, F C Damali and Mrs P Djamson - *Tettey retire at the Annual General Meeting and being eligible,* offer themselves for re-election.

The names of the Directors who were in office during the year under review are as published in this Annual Report.

**Corporate Turnover (1998 - 2002)**


billions of cedis
300
250
200
150
100
50
0
1998
1999
2000
2001
2002

**Dividend per share**


dividend in cedis
180
160
140
120
100
80
60
40
20
0
1998
1999
2000
2001
2002

**Net assets per share**


In cedis
800
700
600
500
400
300
200
100
0
1998
1999
2000
2001
2002

**Government Revenue**


in billions of cedis
120
110
100
90
80
70
60
50
40
30
20
10
0
1998
1999
2000
2001
2002

043

**AUDITORS**

In accordance with Section 134(5) of the Companies Code 1963, the Auditors, KPMG, continue in office as Auditors of the Company.

**BY ORDER OF THE BOARD**

**( D. M. Hainsworth )**
**Director**

**( F. C. Damali )**
**Director**

Corporate Sales Volume (1998 - 2002)



in thousands of hectolitres
0
50
100
150
200
250
300
350
400
450
500
1998
1999
2000
2001
2002


Profit before Tax



in billions of cedis
0
5
10
15
20
25
30
35
40
45
50
1998
1999
2000
2001
2002


Earnings per share



EPS in cedis
0
50
100
150
200
250
300
1998
1999
2000
2001
2002

Distinguished shareholders, Nananom, ladies and gentlemen, on behalf of the Board of Directors, I am delighted to welcome you to the 30th Annual General Meeting of your company. I shall present to you, this morning, the Annual Report and Financial Statements for the financial year, 1st July 2001 to 30th June 2002.

**THE BUSINESS ENVIRONMENT.**

Though Ghana's economy has shown a greater degree of stability during the year under review, the Cedi devalued by 18% over the twelve months and has continued to decline against major currencies.

With Bank of Ghana prime lending rate at 24.5%, interest rates appear to have stabilised and the rate of domestic price inflation has started to come down. Notwithstanding these positive developments, the cost of running our operations has increased by 36.5%, driven by the continuing devaluation of the Cedi and high inflation. Allowing for increased volumes, the underlying cost inflation is running at 10.5%.

In view of the economic environment, we decided against increasing prices in line with inflation. Our operating margins, subsequently, came under significant pressure.

**THE BEER & MALT DRINKS INDUSTRY.**

Severe competition for volume in the retail trade also restrained prices for beer and malt drinks from rising with the double digit inflation in the period under review. The resulting creation of value to the consumer grew total beer volumes up 6.2% and malt drinks up 41.0%.

Despite severe attack from cheaper stout brands, your Company invested significantly and successfully in very creative marketing initiatives. This secured for the Guinness Stout brand a volume growth of 5.1%, a volume share of 26.3% and a value share of total beer of 40.0%, up 2.0 share points over the same period last year. This was an excellent performance.

Malta Guinness volumes were up 43.0% on the same period last year. The brand recorded a volume share of circa 90% of total malt sales. The creation of very competitive consumer value through quality, stable prices and ease of access through our network of vending points will continue to drive the growth of this brand.

After an exhaustive research into new drinker needs, your company in May 2002 launched a new brand, Gordon's Spark into the Ready to Drink category of the Ghana alcoholic beverage market. Consumer reception has been outstanding. Gordon's Spark, from consumer feedback, is already a market leader in its category.


After
Work
GUINNESS
brings out the Power in you!


GORDON'S
SPARK


MALTA
GUINNESS
Feel good every day


GUINNESS GUINNESS

**OUR PERFORMANCE & DIVIDEND PROPOSAL**

In the year under review, the Management and Staff of your Company built on the strong performance of the year before. Gross turnover (net of taxes) was up 35% principally due to a combined volume growth of 24%.

Our decision not to raise prices in line with inflation has resulted in erosion to our margins. Fortunately, prudent controls on costs and working capital, increased productivity arising out of further investment in technology and an outstanding sales performance have resulted in a substantial increase in earnings.

I would like to emphasize, at this point, the excellent sustained performance that all of our employees have shown. This has delivered an outstanding year in a very difficult and competitive market.

SOCIAL RESPONSIBILITY

Your Company is an active part of the local community and believes in its responsibility as a good corporate citizen. We continue to support projects involving the environment, health, education, sports and culture.

ENVIRONMENT
Guinness Ghana is upgrading its environmental controls to fully comply with international best practice. As an initial step, your company has acquired an Environmental Monitoring Unit, AQUASCAN, for installation at the Kaasi Plant. Additionally a new Effluent Treatment Plant will soon be commissioned. The EPA continues to monitor all aspects of your companies operations regularly.

HEALTH.
Your company has continued to provide support to the Cardio-Thoracic Unit at the Korle-bu Teaching Hospital. This support and that of some other areas in the national health delivery will continue in the years ahead.

EDUCATION
The bulk of our support for education is now channelled through the Otumfuo's Education Fund. In addition, under the Chevening Scholarship, which is supervised by The British High Commission, your Company, supported by its parent company, Diageo, has offered post-graduate training in the United Kingdom for 2 Ghanaians.

SPORTS
This year, we have maintained our support for the National Soccer Team, The Black Stars, We have also sponsored the prestigious National

**Guinness in the Community**


GUINNESS

**A Guinness Float at the Odwira Festival, Amanokrom**



**A Durbar of Chiefs**



**MD takes the "kickoff" - Guinness Football Gala**

046



Challenge Gold Cup, the Guinness Golf Open, and the Guinness Football Gala. All these events were immensely successful.

**CULTURE**

Your company is proud of its Ghanaian identity and has supported a wide range of cultural activities in the year under review. The Amanokrom Odwira Festival, Bakatue, Kloyo Mountain Climbing, Kontonkyi and Ga Homowo, are some of these.

**OPERATIONS**

PRODUCT SUPPLY.
Your company achieved a record output last year. Production efficiencies, quality management and operating practices continue to deliver first world standards. Our aim is to ensure that we continue to be the highest quality and lowest cost producer in Ghana.

Your company has initiated a pilot sorghum project in Northern Ghana to develop local sources of raw material for our brewing operations and generate new business and job opportunities for Ghanaians. The investment is approximately six billion Cedis.



**Aligning Employees behind Corporate Goals.**
**MD reviewing performance at Management Conference**

TRADE DEVELOPMENT:
Accessibility of our brands for all consumers in order to secure sustained growth has been a major area of focus for our sales operations. Your Company has invested behind the development of a trade partnership scheme, which seeks to build the capabilities of our key distributors and retailers to enhance distribution and improve both service quality and consumer satisfaction. This project is delivering good results with mutual benefits to your company and our trade partners. We shall continue to exploit new opportunities in this area.

TRAINING & DEVELOPMENT.
People are key to our success. Our objective is to release the best in every employee. Coaching is seen as a critical factor and the development of coaching skills has been given priority. We link our reward strategies to skill, competencies, correct job behaviours and good performance. These schemes are instrumental in driving the record performance that your company continues to deliver.

PROSPECTS.
Distinguished shareholders, the Board of Directors, thanks all of you sincerely for your continuing confidence in the Company. The focus of the Board is to create increasing value for our shareholders. We have achieved a good result in 2001/02 and intend to maintain this trend.

Thank you.

David Hampshire.



**Building Trade Partnership.**
**Director of Sales presenting the Distributor of the Year Prize**

047

We have audited the financial statements on pages 12 to 19, which have been prepared in accordance with Ghana Accounting Standards. We have obtained all the information and explanations we required.

**Respective Responsibilities of Directors and Auditors**

These financial statements are the responsibility of the directors. Our responsibility is to express an independent opinion on these financial statements based on our audit.

**Basis of Opinion**

We conducted our audit in accordance with International Standards on Auditing. These standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Opinion**

In our opinion, proper books have been kept and the financial statements, which are in agreement therewith, comply with the Companies Code, 1963 (Act 179) and give a true and fair view of the financial position of the company at 30th June 2002 and of the results of its operations and cash flows for the year then ended.


**CHARTERED ACCOUNTANTS**
**2ND FLOOR, MOBIL HOUSE**
**LIBERIA ROAD**
**P. O. BOX 242**
**ACCRA**


13th September 2002

# PROFIT AND LOSS ACCOUNT

**FOR THE YEAR ENDED 30TH JUNE 2002**

| | Note | 2002 ¢'000 | 2001 ¢'000 |
|---|---|---|---|
| **TURNOVER** | 3 | 256,921,901 | 190,643,212 |
| Cost of Sales | | (143,482,110) | (104,276,807) |
| **GROSS PROFIT** | | 113,439,791 | 86,366,405 |
| General Administrative and Selling Expenses | | (66,338,222) | (49,403,824) |
| **TRADING PROFIT** | | 47,101,569 | 36,962,581 |
| Other Income | 4 | 1,320,161 | 239,785 |
| **PROFIT BEFORE INTEREST AND TAXATION** | 5 | 48,421,730 | 37,202,366 |
| Net Interest Charges | 6 | (248,889) | (10,813,470) |
| **PROFIT BEFORE TAXATION** | | 48,172,841 | 26,388,896 |
| Taxation including Reconstruction Levy | 7 | (12,983,292) | (8,030,110) |
| **PROFIT AFTER TAXATION** transfered to Income Surplus Account | | 35,189,549 | 18,358,786 |

# INCOME SURPLUS ACCOUNT

**FOR THE YEAR ENDED 30TH JUNE 2002**

| | 2002 ¢'000 | 2001 ¢'000 |
|---|---|---|
| Balance at 1st July | 59,968,434 | 52,182,848 |
| Profit for the year | 35,189,549 | 18,358,786 |
| | 95,157,983 | 70,541,634 |
| Proposed dividend ¢175 (2001: ¢90) per share | (20,559,000) | (10,573,200) |
| Balance at 30th June | 74,598,983 | 59,968,434 |

049

## BALANCE SHEET AT 30TH JUNE 2002

| | Note | | 2002 ¢'000 | | 2001 ¢'000 |
|---|---|---|---|---|---|
| **FIXED ASSETS** | 8 | | 81,293,722 | | 68,460,901 |
| **INVESTMENTS** | 9 | | 3,346,122 | | 3,346,122 |
| **CURRENT ASSETS** | | | | | |
| Stocks | 10 | 36,404,738 | | 26,912,170 | |
| Debtors | 11 | 20,186,907 | | 10,352,669 | |
| Taxation | 7 | - | | 3,258,467 | |
| Cash and Bank balances | | 21,501,375 | | 16,492,599 | |
| | | 78,093,020 | | 57,015,905 | |
| **CURRENT LIABILITIES** | | | | | |
| Bank Overdraft | 12 | 525,367 | | 8,416,881 | |
| Creditors | 13 | 34,881,750 | | 19,436,342 | |
| Taxation | 7 | 6,644,243 | | - | |
| Dividends | 14 | 15,272,400 | | 8,760,458 | |
| Amount due to related companies | 15 | 9,828,472 | | 10,817,498 | |
| | | 67,152,232 | | 47,431,179 | |
| **NET CURRENT ASSETS** | | | 10,940,788 | | 9,584,726 |
| | | | 95,580,632 | | 81,391,749 |
| Deferred Taxation | 7 | | (10,345,554) | | (10,787,220) |
| **NET ASSETS** | | | 85,235,078 | | 70,604,529 |
| **FINANCED BY:** | | | | | |
| **STATED CAPITAL** | 16 | | 7,686,032 | | 7,686,032 |
| **CAPITAL SURPLUS** | 17 | | 2,950,063 | | 2,950,063 |
| **INCOME SURPLUS** | | | 74,598,983 | | 59,968,434 |
| | | | 85,235,078 | | 70,604,529 |

DIRECTOR

DIRECTOR

050

# CASH FLOW STATEMENT

**FOR THE YEAR ENDED 30TH JUNE 2002**

| | | 2002<br>¢'000 | | 2001<br>¢'000 |
|---|---|---|---|---|
| **Operating profit** (before investment returns and servicing of finance) | | **48,421,730** | | **37,116,235** |
| Depreciation charges | **13,589,317** | | 9,480,264 | |
| Profit on sale of fixed assets | **-** | | (102,091) | |
| (Increase)/Decrease in stocks | **(9,492,568)** | | 5,385,777 | |
| (Increase)/Decrease in debtors | **(9,834,238)** | | 881,374 | |
| Increase in creditors | **15,445,408** | | 9,097,028 | |
| Decrease in related company balances | **(989,026)** | | (37,982,338) | |
| **Net cash flow from operating activities** | | **8,718,893** | | (13,239,986) |
| | | **57,140,623** | | **23,876,249** |
| **Investment returns and servicing of finance** | | | | |
| Dividends paid | **(14,047,058)** | | (12,897,212) | |
| Dividends received | **-** | | 86,131 | |
| Interest paid | **(939,022)** | | (11,413,169) | |
| Interest received | **690,133** | | 599,699 | |
| | | **(14,295,947)** | | (23,624,551) |
| **Tax paid** | | **(3,522,248)** | | (2,943,287) |
| Investing activities | | | | |
| Fixed assets purchased | **(26,422,138)** | | (10,016,167) | |
| Proceeds from sale of fixed assets | **-** | | 153,599 | |
| | | **(26,422,138)** | | (9,862,568) |
| **Increase/(Decrease) in cash and cash equivalents** | | **12,900,290** | | (12,554,157) |
| **Analysis of changes in cash and cash equivalents during the year** | | | | |
| Balance at 1st July | | **8,075,718** | | 20,629,875 |
| Net cash inflow/(outflow) | | **12,900,290** | | (12,554,157) |
| Balance at 30th June | | **20,976,008** | | 8,075,718 |
| **Analysis of balances of cash and cash equivalents as shown in the balance sheet** | | | | |
| Cash and bank balances | | **21,501,375** | | 16,492,599 |
| Bank Overdraft | | **(525,367)** | | (8,416,881) |
| Balance at 30th June | | **20,976,008** | | 8,075,718 |

051

## 1. BASIS OF ACCOUNTING

These financial statements have been prepared under the historical cost convention as modified by the revaluation of certain fixed assets.

## 2. ACCOUNTING POLICIES

The following accounting policies have been applied consistently in dealing with items that are considered material in relation to the company's financial statements:

### a. Depreciation

Depreciation is provided for on a straight-line basis at rates calculated to write off the gross value of each fixed asset over its estimated useful life. The annual rates generally in use are as follows:

| | | |
|---|---|---|
| Leasehold, Land and Buildings | - | 3.125% |
| Plant and Machinery | - | 6.5% - 12.5% |
| Motor Vehicles and Computers | - | 25% |
| Furniture and Equipment | - | 12.5% |
| Wooden Pallets | - | 16.67% |

### b. Stocks

Stocks are valued on a first in first out basis, at the lower of cost and net realisable value. Cost includes all direct expenses incurred in bringing stocks to their present condition and location. Work-in-progress and finished goods are valued at average production cost which includes all relevant direct costs and production overheads.

### c. Debtors

Debtors are stated after providing for specific debts considered to be doubtful.

### d. Foreign Exchange

Transactions denominated in foreign currencies are translated into cedis at the rates of exchange ruling at the dates of the transactions. Balances in foreign currencies are translated into cedis at the rates of exchange ruling at the balance sheet date.

Differences arising from changes in exchange rates are dealt with through the profit and loss account.

### e. Deferred Taxation

Provision is made for deferred taxation using the liability method on material timing differences to the extent that an asset or liability will crystalise.

### f. Post Balance Sheet Events

Events subsequent to the balance sheet date are reflected only to the extent that they relate directly to the financial statements and the effect is material.

## 3. TURNOVER

| | | 2002 | | 2001 |
|---|---|---|---|---|
| | | ¢'000 | | ¢'000 |
| Gross Sales | | 369,037,225 | | 278,956,278 |
| **Less:** Excise Duty | (71,111,188) | | (57,317,924) | |
| VAT | (41,004,136) | | (30,995,142) | |
| | | (112,115,324) | | (88,313,066) |
| | | 256,921,901 | | 190,643,212 |

052

## 4. OTHER INCOME

| | | |
|---|---|---|
| Profit on disposal of fixed assets | - | 102,091 |
| Sundry income | 798,033 | 51,563 |
| Exchange Gain | 522,128 | - |
| Dividends received | - | 86,131 |
| | 1,320,161 | 239,785 |

## 5. PROFIT BEFORE INTEREST AND TAXATION is stated after charging:

| | | |
|---|---|---|
| Auditor's remuneration | 120,000 | 100,000 |
| Depreciation | 13,589,317 | 9,480,264 |
| Directors' remuneration | 865,790 | 510,478 |
| Donations | 14,230 | 35,651 |
| Net exchange gain | (522,128) | (892,866) |
| Provision for impairment of fixed assets | 2,027,812 | - |

## 6. NET INTEREST (CHARGES)/INCOME

| | | |
|---|---|---|
| Interest Income | 690,133 | 599,699 |
| Interest Charge | (939,022) | (11,413,169) |
| | (248,889) | (10,813,470) |

## 7. TAXATION

| | Balance at 01/07/01 ¢'000 | Payments ¢'000 | Charge to P & L ¢'000 | Balance at 30/06/02 ¢'000 |
|---|---|---|---|---|
| **Income Tax** | | | | |
| 1997/98 | (119,107) | - | - | (119,107) |
| 1998/99 | (759,010) | - | 759,010 | - |
| 1999/00 | (3,700,000) | - | 2,405,766 | (1,294,234) |
| 2000/01 | 1,294,234 | - | - | 1,294,234 |
| 2001/02 | - | (2,949,996) | 9,063,889 | 6,113,893 |
| | (3,283,883) | (2,949,996) | 12,228,665 | 5,994,786 |
| **National Reconstruction Levy** | | | | |
| 2000/01 | 25,416 | - | - | 25,416 |
| 2001/02 | - | (572,252) | 1,196,293 | 624,041 |
| | (3,258,467) | (3,522,248) | 13,424,958 | 6,644,243 |
| **Deferred Tax** | 10,787,220 | - | (441,666) | 10,345.554 |
| | 7,528,753 | (3,522,248) | 12,983,292 | 16,989,797 |

The tax liabilities are subject to the agreement with Internal Revenue Service.

*National Reconstruction Levy:* This relates to a levy imposed on companies by the government on profits before tax for the years 2001 and 2002. The rate applicable to manufacturing companies is 2.5%.

053

## 8. FIXED ASSETS

| | Leasehold Land & Buildings ¢'000 | Plant Machinery ¢'000 | Motor Vehicles ¢'000 | Capital Work in-Progress ¢'000 | Furniture Equipment/ Wooden Pallets ¢'000 | Total ¢'000 |
|---|---|---|---|---|---|---|
| **Cost/Valuation** | | | | | | |
| At 1/7/01 | 4,770,280 | 75,765,335 | 3,003,045 | 11,706,552 | 2,063,883 | 97,309,095 |
| Additions | 120,164 | 264,144 | 1,566,133 | 19,540,056 | 4,931,641 | 26,422,138 |
| Transfers | 4,124,381 | 1 4,918,822 | - | (23,400,178) | 4,356,975 | - |
| At 30/6/02 | 9,014,825 | 90,948,301 | 4,569,178 | 7,846,430 | 11,352,499 | 123,731,233 |
| **Depreciation** | | | | | | |
| At 1/7/01 | 1,234,991 | 25,043,384 | 1,322,961 | - | 1,246,858 | 28,848,194 |
| Charge for the year | 745,752 | 9,100,903 | 814,471 | - | 2,928,191 | 13,589,317 |
| At 30/6/02 | 1,980,743 | 34,144,287 | 2,137,432 | - | 4,175,049 | 42,437,511 |
| **Net Book Value** | | | | | | |
| At 30/6/02 | 7,034,082 | 56,804,014 | 2,431,746 | 7,846,430 | 7,177,450 | 81,293,722 |
| At 30/6/01 | 3,535,289 | 50,721,951 | 1,680,084 | 11,706,552 | 817,025 | 68,460,901 |

Certain buildings, plant and machinery were professionally revalued by Nationwide Estate Services, Real Estate Valuers, Land Surveyors and Estate Managers on 31st December 1992 based on their open market values.

**Disposal of fixed assets**

| | 2002 ¢'000 | 2001 ¢'000 |
|---|---|---|
| Cost of assets disposed off | - | 408,713 |
| Accumulated depreciation | - | (357,205) |
| Net book value | - | 51,508 |
| Proceeds on disposal | - | 153,599 |
| Profit on disposal of fixed assets | - | 102,091 |

**Depreciation has been charged in the financial statements as follows:-**

| | 2002 | 2001 |
|---|---|---|
| Cost of sales | 9,100,903 | 8,470,361 |
| General, administrative and selling expenses | 4,488,414 | 1,009,903 |
| | 13,589,317 | 9,480,264 |

## 9. INVESTMENTS

054

| | | |
|---|---|---|
| Trade investments | 3,346,122 | 3,346,122 |

This relates to investments in the ordinary shares of a listed company and is shown at cost.

## 10. STOCKS

| | 2002 ¢'000 | 2001 ¢'000 |
|---|---|---|
| Raw and packaging materials | 29,161,242 | 10,992,784 |
| Work-in-progress | 1,064,496 | 425,175 |
| Finished products | 1,092,339 | 4,286,053 |
| Engineering and consumables | 5,086,661 | 5,067,814 |
| Goods in transit | - | 6,140,344 |
| | 36,404,738 | 26,912,170 |

## 11. DEBTORS

| | 2002 ¢'000 | 2001 ¢'000 |
|---|---|---|
| Trade debtors | 12,966,620 | 6,653,408 |
| Staff debtors | 97,196 | 28,223 |
| Sundry debtors | 7,123,091 | 3,671,038 |
| | 20,186,907 | 10,352,669 |

The maximum amount due from officers of the company during the year was ¢97 million (2001: ¢41 million).

## 12. BANK OVERDRAFT

This represents amounts drawn by the company under facilities granted by its bankers to support its working capital requirements. Unutilised facilities at the year-end amounted to ¢69,475 million (2001: ¢61,583 million).

## 13. CREDITORS

| | 2002 ¢'000 | 2001 ¢'000 |
|---|---|---|
| Trade creditors | 9,310,700 | 1,172,781 |
| Sundry creditors | 8,654,749 | 8,402,647 |
| Accruals and provisions | 16,916,301 | 9,860,914 |
| | 34,881,750 | 19,436,342 |

## 14. DIVIDENDS

| | 2002 | 2001 |
|---|---|---|
| Balance at 1st July | 8,760,458 | 11,084,470 |
| Proposed Dividend | 20,559,000 | 10,573,200 |
| | 29,319,458 | 21,657,670 |
| Payment during the year | (14,047,058) | (12,897,212) |
| Balance at 30th June | 15,272,400 | 8,760,458 |

## 15. AMOUNTS DUE TO RELATED COMPANIES

| | 2002 | 2001 |
|---|---|---|
| Materials and equipment | 6,920,545 | 8,661,934 |
| Royalty and technical service fees | 2,907,927 | 2,155,564 |
| | 9,828,472 | 10,817,498 |

## 16. STATED CAPITAL

| | Number of Shares 2002 '000 | Number of Shares 2001 '000 | Proceeds 2002 ¢'000 | Proceeds 2001 ¢'000 |
|---|---|---|---|---|
| **Authorised** | | | | |
| Ordinary shares of no par value | 150,000 | 150,000 | | |
| **Issued** | | | | |
| For Cash | 24,208 | 24,208 | 4,935,584 | 4,935,584 |
| Transfer from Surplus | 93,272 | 93,272 | 2,750,448 | 2,750,448 |
| | 117,480 | 117,480 | 7,686,032 | 7,686,032 |

There is no share in treasury and no call or installment unpaid on any share.

## 17. CAPITAL SURPLUS

| | 2002 ¢'000 | 2001 ¢'000 |
|---|---|---|
| Balance at 30th June | 2,950,063 | 2,950,063 |

## 18. CAPITAL COMMITMENTS

Capital commitments authorised but not expended at the balance sheet date, amounted to ¢44,500 million (2001: ¢13,200 million).

## 19. CONTINGENT LIABILITIES

Contingent liabilities, in respect of possible claims and lawsuits at the year-end, amounted to ¢704 million (2001: ¢650 million).

## 20. RELATED PARTY TRANSACTIONS

i. The company is a subsidiary of Diageo plc, a U.K. registered company. Diageo is the beneficial holder of the shares in Guinnness Overseas Limited and Atalantaf Limited.

ii. Raw materials costing ¢103,808,553,921 was procured from Guinness Overseas Limited.

iii. Included in cost of sales is an amount of ¢11,219,406,390 in respect of technical and management services fees payable to Guinness Overseas Limited.



**Michael Power at the brewery**



**Launching Gordon's Spark, the new product in our premium range**

# VALUE ADDED STATEMENT
# FOR THE YEAR ENDED 30TH JUNE, 2002

| | 2002 ¢'000 | % | 2001 ¢'000 | % |
|---|---|---|---|---|
| Gross Sales Proceeds | 369,037,225 | | 278,956,278 | |
| Excise Duties | (71,111,188) | | (57,317,924) | |
| Sales Tax/Vat | (41,004,136) | | (30,995,142) | |
| Turnover | 256,921,901 | | 190,643,212 | |
| Other Income | 2,010,294 | | 839,484 | |
| | 258,932,195 | | 191,482,696 | |
| Bought in Materials & Services | (186,124,819) | | (138,539,803) | |
| **VALUE ADDED** | **72,807,376** | **100** | **52,942,893** | **100** |
| Applied as follows | | | | |
| To pay employees salaries Wages & benefits | 10,106,196 | 14 | 5,660,564 | 11 |
| To provide for Depreciation | 13,589,317 | 19 | 9,480,264 | 18 |
| To pay for Taxation | 12,983,292 | 18 | 8,030,110 | 15 |
| To pay Dividends | 20,559,000 | 28 | 10,573,200 | 20 |
| To pay Interest charges | 939,022 | 1 | 11,413,169 | 22 |
| Retained for company growth | 14,630,549 | 20 | 7,785,586 | 14 |
| | 72,807,376 | 100 | 52,942,893 | 100 |

057

# SHAREHOLDING INFORMATION
# JUNE,2002

DIRECTORS SHAREHOLDINGS

| | |
|---|---|
| David H.C.Hampshire | 4,000 |
| TOTAL | **4,000** |

ANALYSIS OF SHAREHOLDINGS

| no.of shares | no.of holdings | % | no. of holders | % |
|---|---|---|---|---|
| 1-1000 | 459,782 | 0.39 | 1477 | 54.26 |
| 1001-5000 | 1,277,715 | 1.09 | 457 | 16.79 |
| 5001-10000 | 3,891,915 | 3.31 | 480 | 17.63 |
| 10001 and over | 111,850,588 | 95.21 | 308 | 11.32 |
| Totals | 117,480,000 | 100.00 | 2722 | 100 |

20 LARGEST SHAREHOLDERS

| | | | % |
|---|---|---|---|
| 1 | GUINNESS OVERSEAS | 55,590,088 | 47.32 |
| 2 | SSNIT | 18,151,032 | 15.45 |
| 3 | ATALANTAF LIMITED | 15,331,140 | 13.05 |
| 4 | BBGN/CHASE MANHATTAN OFFSHORE | 3,906,408 | 3.33 |
| 5 | BBG NOMINEE./CHASE MANHATTAN ONSHORE | 3,050,979 | 2.60 |
| 6 | CAL MERCHANT BANK LTD | 2,184,683 | 1.86 |
| 7 | DM VENTURES | 1,931,265 | 1.64 |
| 8 | BBG NOM.LTD/CHASE MANHATTAN | 1,903,737 | 1.62 |
| 9 | BBG NOMINEE./CHASE MANHATTAN ONSHORE | 1,606,810 | 1.37 |
| 10 | GHANAIAN EMPLOYEES OF GUINNESS | 1,050,374 | 0.89 |
| 11 | MIHL NOMINEES/BOSTON SAFE DEPOSIT&TRUST | 634,277 | 0.54 |
| 12 | BBG NOM. LTD/SSB GEN. ELECTRIC | 447,300 | 0.38 |
| 13 | MIHL NOMINEES/BROWN BROTHERS HARRIMAN | 432,827 | 0.37 |
| 14 | BBG NOM. LTD/SSB CALVERT AFRICA | 339,900 | 0.29 |
| 15 | GHANA REINSURANCE ORGANISATION | 329,900 | 0.28 |
| 16 | BBGN/UNILEVER GHANA MANAGERS | 224,480 | 0.19 |
| 17 | EPAC INVESTMENT FUND LIMITED | 113,705 | 0.10 |
| 18 | BBGN/UNILEVER GHANA PROVIDENT FUND | 109,000 | 0.09 |
| 19 | RETCO COMPANY LIMITED | 105,600 | 0.09 |
| 20 | MR S ODURO - MINTAH | 99,900 | 0.09 |
| | TOTAL | 107,543,405 | 91.54 |
| | Others | 9,936,595 | 8.46 |
| | GRAND TOTAL | 117,480,000 | 100.00 |

058

# FIVE YEAR FINANCIAL SUMMARIES
# JUNE, 2002.

| | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| | ¢'000 | ¢'000 | ¢'000 | ¢'000 | ¢'000 |
| **RESULTS** | | | | | |
| Turnover | 256,921,901 | 190,643,212 | 125,360,500 | 96,517,325 | 68,178,796 |
| Profit before Tax | 48,172,841 | 26,388,896 | 11,149,452 | 33,993,104 | 20,702,190 |
| Taxation | (12,983,292) | ( 8,030,110) | (704,956) | (13,083,646) | (3,001,934) |
| Profit after Tax | 35,189,549 | 18,358,786 | 10,444,496 | 20,909,458 | 17,700,256 |
| Dividends | (20,559,000) | (10,573,200) | (8,223,600) | (8,223,600) | (4,699,200) |
| Retained earnings | 14,630,549 | 7,785,586 | 2,220,896 | 12,685,858 | 13,001,056 |
| **BALANCE SHEET** | | | | | |
| Fixed Assets | 81,293,722 | 68,460,901 | 67,976,504 | 47,599,867 | 28,244,916 |
| Investments | 3,346,122 | 3,346,122 | 3,346,122 | 3,346,122 | 1,623,507 |
| Cash & Cash Equivalents | 21,501,375 | 16,492599 | 40,404,530 | 36,339,965 | 23,371,684 |
| Other Current Assets | 56,591,645 | 40,523,306 | 48,110,107 | 25,923,962 | 22,270,223 |
| Total Assets | 162,732,864 | 128,822,928 | 159,837,265 | 113,209,916 | 75,510,330 |
| Total Liabilities | (77,497,786) | (58,218,399) | (97,018,322) | (52,611,869) | (27,598,141) |
| Net Assets | 85,235,078 | 70,604,529 | 62,818,943 | 60,598,047 | 47,912,189 |
| Stated Capital | 7,686,032 | 7,686,032 | 7 ,686,032 | 7,686,032 | 7,686,032 |
| Capital Surplus | 2,950,063 | 2,950,063 | 2,950,063 | 2,950,063 | 2,950,063 |
| Income Surplus | 74,598,983 | 59,968,434 | 52,182,848 | 49,961,952 | 37,276,094 |
| Shareholders Funds | 85,235,078 | 70,604,529 | 62,818,943 | 60,598,047 | 47,912,189 |
| **REVENUE COLLECTED FOR GOVERNMENT** | | | | | |
| Excise Duties | 71,111,188 | 57,317,924 | 37,758,825 | 34,066,483 | 30,379,699 |
| Sales Tax/Vat | 41,004,136 | 30,995,142 | 16,590,078 | 13,258,592 | 14,769,771 |
| Total | 112,115,324 | 88,313,066 | 54,348,903 | 47,325,075 | 45,149,470 |
| **STATISTICS** | | | | | |
| Eps (¢) | 299.54 | 156.27 | 88.90 | 177.98 | 150,67 |
| Div. per share (¢) | 175.00 | 90.00 | 70.00 | 70.00 | 40.00 |
| Net assets per share (¢) | 725.53 | 600.99 | 534.72 | 515.82 | 407.83 |
| Current ratio | 1.16:1 | 1.2:1 | 0.98:1 | 1.36:1 | 1.90:1 |
| Return on Shareholders fund (%) | 41.26 | 26.00 | 16.63 | 34.51 | 36.94 |
| Return on net sales value (%) | 13.69 | 9.63 | 8.33 | 21.66 | 25.96 |

059

# PROXY FORM

ANNUAL GENERAL MEETING to be held at 11 a.m.
on19 November 2002 at the Prempeh Assembly Hall,
Kumasi.

I/we ........................................................................................

being a member(s) of GUINNESS GHANA LIMITED hereby appoint :-

*........................................................................................

Or failing him the Chairman of the Meeting as my/our Proxy to vote for me/us and on my/our behalf at the Annual General Meeting of that Company to be held on 19 November, 2002 and at any and every adjournment thereof.

Date this .................... day of ............ 2002

..........................................................

Shareholder's Signature

| For Company's Use | | |
|---|---|---|
| Number of Shares | | |
| Resolution | For | Against |
| 1. To declare a dividend | | |
| 2. To re-elect Mr R N Kinuthia | | |
| 3. To re-elect Mrs P Djamson-Tettey | | |
| 4. To re-elect Mr F C Damali | | |
| 5. To approve Directors' Fees | | |
| 6. To approve the terms of appointment of two Directors | | |
| 7. To fix the remuneration of the Auditors | | |

Please indicate with an 'X' in the appropriate square how you wish your votes to be cast on the resolutions set out above. Unless otherwise instructed the proxy will vote or abstain from voting at his discretion.

**THIS PROXY FORM SHOULD NOT BE SENT TO THE SECRETARY IF THE MEMBER WILL BE ATTENDING THE MEETING.**

Notes:-

1. A Member (Shareholder) who is unable to attend the Annual General Meeting is allowed by law to vote by proxy. The above Proxy Form has been prepared to enable you to exercise your vote if you cannot personally attend.

2. Provision has been made on the Form for the Chairman of the Meeting to act as your proxy but, if you wish, you may insert in the blank space marked * the name of any person whether a Member of the Company or not, who will attend the Meeting and vote on your behalf instead of the Chairman of the Meeting.

3. In the case of joint holders, each holder should sign.

4. If executed by a Corporation, the Proxy Form should bear its Common Seal or be signed on its behalf by a Director.

5. Please sign the above Proxy Form and post it so as to reach the address shown overleaf not later than 10 a.m. on 18 November, 2002.

6. The Proxy must produce the Admission Card sent with the Notice of the Meeting to obtain entrance to the Meeting.

060

# NOTES

GUINNESS

GHANA

# ANNUAL REPORT & FINANCIAL STATEMENTS 2000 -2001



063



FOREIGN EXTRA STOUT
GUINNESS
FOREIGN EXTRA
ST JAMES'S GATE DUBLIN
MALTA
GUINNESS
Feel good every day!

# GUINNESS GHANA LIMITED

FINANCIAL STATEMENTS
30TH JUNE 2001

# BOARD OF DIRECTORS



***Members of the Board Of Directors:***
***From left;*** *F. Wussar-Naahr, Deputy Managing Director, D. M. Hainsworth, Managing Director, D. H. C. Hampshire, Chairman, P. V. Obeng, Director, J. W. Acheampong, Director.* ***Standing from left;*** *J. Wheelhouse, Director, F. C. Damali, Marketing Director, D. J. Armstrong, Director, C. O. Enase, Product Supply Director, S. K. Gollo, Secretary to the Board.*

065

# INDEX





*Continuing investments in leading-edge technology secures premium quality for our brands.*

# THE YEAR IN SUMMARY JUNE,2001

| | 30\6\01 ¢000 | 30\6\00 ¢000 | % change |
|---|---|---|---|
| Turnover | **190,643,212** | 125,360,500 | 52 |
| Profit before Tax | **26,388,896** | 11,149,452 | 137 |
| Taxation | **8,030,110** | 704,956 | 1,039 |
| Profit after Taxation | **18,358,786** | 10,444,496 | 76 |
| Dividends | **10,573,200** | 8,223,600 | 29 |
| Retained Profit | **7,785,586** | 2,220,896 | 251 |
| Capital Expenditure | **10,016,167** | 27,712,724 | (64) |
| Depreciation | **9,480,264** | 7,083,180 | 34 |
| Shareholders Fund | **70,604,529** | 62,818,943 | 12 |
| Earnings per Share | **156.27** | 88.90 | 76 |
| Dividend per Share | **90.00** | 70.00 | 29 |
| Net Assets per Share | **600.99** | 534.72 | 12 |



*Safety is at the heart of all operations. The Guinness Fire Brigade on parade*

# BOARD OF DIRECTORS, OFFICIALS & REGISTERED OFFICE

| | |
|---|---|
| **BOARD OF DIRECTORS** | David Herbert Campbell Hampshire (Chairman)<br>Devlin Marc Hainsworth (Managing)<br>Dr. Joseph Woahen Acheampong<br>Frank Cudjoe Damali<br>Paul Victor Obeng<br>Francis Wussar-Narh<br>Augustine Kwame Addo<br>David James Armstrong<br>Christopher Ojareda Enase<br>John Wheelhouse (Appointed 15/2/01)<br>Christopher John Emptage (Resigned 15/2/01) |
| **SECRETARIES** | Sena Chartered Secretaries Limited<br>3rd Floor, Mobil House<br>Liberia Road<br>P. O. Box 5520<br>Accra |
| **REGISTERED OFFICE** | Guinness Brewery<br>Industrial Area, Kaasi<br>P. O. Box 1536<br>Kumasi |
| **AUDITORS** | **KPMG**<br>Chartered Accountants<br>2nd Floor, Mobil House<br>Liberia Road<br>P. O. Box 242<br>Accra |
| **REGISTRARS** | Merchant Bank (Ghana) Limited<br>57 Examination Loop<br>North Ridge<br>Accra |
| **SOLICITORS** | Sam Okudzeto & Associates<br>3rd Floor, Mobil House<br>Liberia Road<br>P. O. Box 5520<br>Accra |
| **BANKERS** | Agricultural Development Bank<br>Barclays Bank of Ghana Limited<br>CAL Merchant Bank<br>Ecobank Ghana Limited<br>Ghana Commercial Bank Limited<br>SSB Bank Limited<br>Standard Chartered Bank Ghana Limited |

068

# NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that the next Annual General Meeting of Guinness Ghana Limited will be held at The International Conference Centre, Accra, on 20 November, 2001 at 11 o'clock in the forenoon for the following purposes.

**AGENDA**

1. To receive the Report of the Directors, the Balance Sheet as at 30 June 2001 together with the Profit and Loss and Income Surplus Accounts for the year ended on that date and the Report of the Auditors thereon.

2. To declare a Dividend.

3. To elect Directors in place of those retiring.

4. To approve Non-Executive Directors' Fees.

5. To authorize the Directors to fix the remuneration of the Auditors.

6. To pass the following as an Ordinary Resolution:

"That in accordance with Section 59 (b) of the Companies Code, 1963 and Regulation 11.1 (a) of the Company's Regulations the Company is hereby authorised to purchase its own shares up to a maximum of 10% of the number of shares issued."

A Member of the Company entitled to attend and vote is entitled to appoint a Proxy to attend and vote instead of him. A Proxy need not also be a Member.

A form of proxy is attached and for it to be valid for the purpose of the Meeting it must be completed and deposited at the Registered Office of the Company not less than 48 hours before the Meeting.

Dated 18 October, 2001

BY ORDER OF THE BOARD
SENA CHARTERED SECRETARIES LTD.

**Registered Office:**
Guinness Brewery
Kaasi Industrial Area
P. O. Box 1536
Kumasi.

**DIVIDEND WARRANTS**

If the dividend recommended is approved payment will be made on 18 December, 2001 to the holders of shares whose names are registered in the Register of Members on 9 October, 2001

# REPORT OF THE DIRECTORS

**TO THE MEMBERS GUINNESS GHANA LIMITED**

### PRINCIPAL ACTIVITIES

The principal activities of the Company continue to be the brewing, packaging (Product Supply), marketing and sale (Product Demand) of Foreign Extra Stout and Malta Guinness.

### TURNOVER

The Company's sales performance for the year was impressive when considered against the competitive environment in which it operated.

Turnover (net of taxes) grew year on year by 52% from ¢125 billion to ¢190 billion.

TURNOVER



Billions of cedis
200
180
160
140
120
100
80
60
40
20
0
1997
1998
1999
2000
2001


### TAX

*Guinness Ghana paid a total of ¢88 billion in excise duty and VAT* during this year. Additionally the Company paid ¢ 8.98 billion in customs duties and corporate tax.

### TRADING PROFIT

The Company earned an operating profit before tax of ¢26.3 billion, that is, a year on year increase of 136.6%.

The increase in profit was due mainly to effective cost and working capital control, improved performance of our brands, especially Foreign Extra Stout which recorded a 4% volume growth, and the stability of the cedi during the second half of the year.

### DIVIDENDS

In view of the satisfactory results, the Directors are pleased to recommend to Members, the payment of a final dividend of ¢5,874,000,000 that is ¢50 per share before deduction of tax at source at the appropriate rate. This added to the interim dividend paid in April 2001 will make a total dividend of ¢10,573,200,000 *which is ¢90 per share, that is, 29% increase over the previous year.*

PROFIT AFTER TAX



In billions of cedis
350
20
15
10
5
0
1997
1998
1999
2000
2001


### BOARD CHANGES

Since the Annual General Meeting held on 22 November, 2000 Mr. C. J. Emptage resigned from the office of Director of the Company on 15 February, 2001 and Mr John Wheelhouse was appointed to fill the casual vacancy arising thereof.

In accordance with the Regulations of the Company Messrs J. Wheelhouse, P. V. Obeng and DHC Hampshire retire at the Annual General Meeting and being eligible, offer themselves for re-election.

070

The names of the Directors who were in office during the year under review are as published in this Annual Report

**COMPANY'S REGULATIONS**

As you must have read from the Agenda for this meeting the Directors are seeking Members' authority for the Company to purchase its own shares up to a maximum of 10% of the number of shares issued. We believe that the directors should have the authority to consider this option if the conditions are suitable.

**BY ORDER OF THE BOARD**

**(D. M. Hainsworth)**
**Director**

**( F. Wussar- Narh)**
**Director**

**EARNINGS PER SHARE**


EPS in cedis
180
160
140
120
100
80
60
40
20
0
1997
1998
1999
2000
2001

**DIVIDEND PER SHARE**


Dividends in cedis
90
80
70
60
50
40
30
20
10
0
1997
1998
1999
2000
2001

# CHAIRMAN'S STATEMENT

Distinguished shareholders, invited guests, Nananom, ladies and gentlemen, on behalf of the Board of Directors, I welcome you to the 29th Annual General Meeting of your company. I shall present to you this morning, the Annual Report and Financial Statements for the July1, 2000 to June 30, 2001 financial year.



*David Hampshire reviews business issues with the president of the Republic of Ghana*

**THE BUSINESS ENVIRONMENT.**

The 2000 calendar year was very challenging. Inflation rose to 40.3% from 13.8% in 1999. The Cedi depreciated 49% against the Dollar compared to 32.7% the previous year and interest rates climbed to over 50.0%.

However, since the beginning of 2001, there has been a change in economic policy. Tight money stabilisation measures have reduced the rate of decline in the value of the Cedi. In the six months to June 2001 this was at 4.0% against 32.0% for the same period last year. The rate of price inflation has declined to 32.0% at end of August against over 40% at the end of 2000. Interest rates have, however, remained high and the private sector finance needs continue to be crowded out in the capital market.

Though signs of improvement are starting to show with a fairly stable exchange rate and declining inflation, the operational and financial costs of running the business have remained high. This is the result of the current cost of foreign exchange, double digit interest rate charges and a relatively high excise duty rate on beer.

*Though signs of improvement are starting to show with a fairly stable exchange rate and declining inflation, the operational and financial costs of running the business have remained high.*

**THE BEER & MALT DRINKS INDUSTRY.**

Total beer sales recorded a moderate growth of about 3.8%. Malt drinks sales and the whole carbonated soft drinks category suffered a double digit decline.

In spite of very difficult competitive circumstances Guinness Stout recorded very good sales and grew in line with the total beer market. The strong performance during the year was driven by substantial new investment behind the Guinness Stout brand and very creative consumer initiatives that continue to sustain the brand in its leadership position.


FOREIGN EXTRA STOUT
GUINNESS
ST. JAMES'S GATE DUBLIN
GUINNESS. brings out the Power in you!

Though the whole non alcoholic drinks category is in decline, Malta Guinness is outperforming the category. The brand is benefiting from stable prices and enhanced marketing support and these initiatives have significantly reinforced the brand.


MALT
GUINNESS
Feel good every day!

072

# CHAIRMAN'S STATEMENT (Cont)

**OUR PERFORMANCE.**

Distinguished Shareholders, ladies and gentlemen, our financial year to June 30, 2001 has recorded a significant " bounce back" after the foreign currency difficulties of the year before. Net Turnover was C190.0bn, up 52.0% delivering a profit before tax figure of C 26.3 billion up 136.6% on the previous year.

This result was driven by the strength of our brands, enhanced commercial and technical efficiencies, exceptionally prudent operational management by the Executive Board and the commitment of the entire management and staff, and was facilitated by a relatively stable exchange rate in the second half of the year.

**DIVIDEND.**

In view of the improved results, the Directors are pleased to recommend to Members, the payment of a final dividend of ¢5,874,000,000 that is ¢50 per share before deduction of tax at source at the appropriate rate.

This added to the interim dividend paid in April 2001 will bring the total dividend pay out to ¢10,573,200,000 i.e. ¢90 per share, up 29% over the previous year.

**SOCIAL RESPONSIBILITY.**

Your Company continues to play its role as a responsible corporate citizen . We shall continue our policy of putting back into the communities where we operate part of our profits to improve the quality of life in those communities. We focus on the environment, education, health, culture and sports.

**Environment.**
Your company is committed to a policy of " cleaner environment." We have accessed the latest in technology and operational practice available to ensure that our business operations impact on our environment positively and constructively. We have assisted communities close to our plant with funding, technology and management skills to improve on their management of solid waste.

**Health**
Your company has provided support for the Cardio -Thoracic Unit and the Burns and Re-Constructive Plastic Surgery Centre at Korle-bu Teaching Hospital to leverage their health care services. Guinness Ghana delivered timely support when disaster struck at the Accra Sports Stadium.

**Education**
We have, through the Otumfuo's Education Fund provided support for needy students, and we continue to provide equipment and facilities to the Chirapatre Community Library to service the 72 community schools.

**Sports**
For four years running, Guinness Ghana has supported the Ghana National Soccer Team in trying times and stood by them in their bleakest hour. We believe in their future success. Our role in enhancing the game of Golf is well known and acknowledged. Under the distinguished Patronage of His Excellency President J. A. Kufuor, Guinness Ghana sponsored the prestigious National Challenge Gold Cup , Ghana's Ascot!

**Culture**
We shall continue to support a wide range of cultural activities in the years ahead.



*Delivering timely support to the Cardio-Thoracic Centre Korle-Bu Teaching Hospital*



*Supporting the pride of the Nation, - The Black Stars.*



*Building partnership with the trade. Guinness Staff interact with Key Distributors at a Distributor Conference, Ada.*



*Supporting the development of Ghanaian culture*

073

**OPERATIONS**

PRODUCT SUPPLY

Your Company's market place competitiveness gained considerably from significant cost savings during the year. In particular these were created through enhanced line yields and step change reductions in utility usage rates. Our plan is to continue to improve and ensure we maintain world class standards.

INFORMATION MANAGEMENT

Your Company has made substantial investment in bringing world class technology into information management. Your business now benefits from automated business processes, a state of the art local area network, voice and data networking and satellite linkage to the Guinness International Network. Lead time on data capture, analysis and business decision making has shrunk substantially.

TRAINING AND DEVELOPMENT.

Sustained top quality performance depends on the quality of our people. The development of our human resources is a top priority. We are committed to forging a high performance culture and employee reward structures that inspire exceptional performance.

We have implemented a communication strategy that has built supportive management - employee relations and an a conducive industrial relations environment. Employee motivation and morale is good. This has clearly contributed to record breaking results in the year.

**PROSPECTS.**

Distinguished shareholders, as we celebrate the good results of the last financial year, we thank you for your confidence and support . Your Board of Directors have full confidence in the strength of your company and will continue to take every step necessary to grow value for our shareholders.

Thank You.

D H C Hampshire



*Aligning employees behind the corporate strategy. The MD welcoming GGL Managers at GGL "Be A Hero" Conference - Elmina.*



*Team review at the "Be A Hero" Conference - Elmina.*



*Colin Storm (right) - MD Guinness Ltd., retires*

GOVERNMENT REVENUE


60
50
40
30
20
10
0
In billions cedis
1997
1998
1999
2000
2001
VAT
EXCISE DUTY

SALES VOLUME


450
400
350
120
250
200
150
100
50
0
In thousands of cedis
1997
1998
1999
2000
2001

074

# REPORT OF THE AUDITORS

**TO THE MEMBERS GUINNESS GHANA LIMITED**

We have audited the financial statements on pages 12 to 19, which have been prepared in accordance with International Accounting Standards. We have obtained all the information and explanations we required.

**Respective Responsibilities of Directors and Auditors**

These financial statements are the responsibility of the directors. Our responsibility is to express an independent opinion on these financial statements based on our audit.

**Basis of Opinion**

We conducted our audit in accordance with International Standards on Auditing. These standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Opinion**

In our opinion, proper books have been kept and the financial statement, which are in agreement therewith, comply with the Companies Code, 1963 (Act 179) and give a true and fair view of the financial position of the company at 30th June 2001 and of the results of its operations and cash flows for the year then ended.

KPMG

CHARTERED ACCOUNTANTS
2ND FLOOR, MOBIL HOUSE
LIBERIA ROAD
P. O. BOX 242
ACCRA

**6th September, 2001**

# REPORT OF THE AUDITORS

**TO THE MEMBERS GUINNESS GHANA LIMITED**

We have audited the financial statements on pages 12 to 19, which have been prepared in accordance with International Accounting Standards. We have obtained all the information and explanations we required.

**Respective Responsibilities of Directors and Auditors**

These financial statements are the responsibility of the directors. Our responsibility is to express an independent opinion on these financial statements based on our audit.

**Basis of Opinion**

We conducted our audit in accordance with International Standards on Auditing. These standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Opinion**

In our opinion, proper books have been kept and the financial statement, which are in agreement therewith, comply with the Companies Code, 1963 (Act 179) and give a true and fair view of the financial position of the company at 30th June 2001 and of the results of its operations and cash flows for the year then ended.

KPMG

CHARTERED ACCOUNTANTS
2ND FLOOR, MOBIL HOUSE
LIBERIA ROAD
P. O. BOX 242
ACCRA

**6th September, 2001**

076

# PROFIT AND LOSS ACCOUNT

**FOR THE YEAR ENDED 30TH JUNE 2001**

| | Note | 2001 ¢'000 | 2000 ¢'000 |
|---|---|---|---|
| **TURNOVER** | 3 | **190,643,212** | 125,360,500 |
| Cost of Sales | | **(104,276,807)** | (58,543,889) |
| **GROSS PROFIT** | | **86,366,405** | 66,816,611 |
| General Administrative and Selling Expenses | | **(49,403,824)** | (60,157,989) |
| **TRADING PROFIT** | | **36,962,581** | 6,658,622 |
| Other Income | 4 | **239,785** | 11,572 |
| **PROFIT BEFORE INTEREST AND TAXATION** | 5 | **37,202,366** | 6,670,194 |
| Net Interest (Charges)/Income | 6 | **(10,813,470)** | 4,479,258 |
| **PROFIT BEFORE TAXATION** | | **26,388,896** | 11,149,452 |
| Taxation including Reconstruction Levy | 7 | **(8,030,110)** | (704,956) |
| **PROFIT AFTER TAXATION** transferred to Income Surplus Account | | **18,358,786** | 10,444,496 |

# INCOME SURPLUS ACCOUNT FOR THE YEAR ENDED 30TH JUNE 2001

| | 2001 ¢'000 | 2000 ¢'000 |
|---|---|---|
| Balance at 1st July | **52,182,848** | 49,961,952 |
| Profit for the year | **18,358,786** | 10,444,496 |
| | **70,541,634** | 60,406,448 |
| Proposed dividend ¢90 (2000: ¢70) per share | **(10,573,200)** | (8,223,600) |
| Balance at 30th June | **59,968,434** | 52,182,848 |

077

# BALANCE SHEET AT 30TH JUNE 2001

| | Note | 2001 ¢'000 | 2001 ¢'000 | 2000 ¢'000 | 2000 ¢'000 |
|---|---|---|---|---|---|
| **FIXED ASSETS** | 8 | | **68,460,901** | | 67,976,506 |
| **INVESTMENTS** | 9 | | **3,346,122** | | 3,346,122 |
| **CURRENT ASSETS** | | | | | |
| Stocks | 10 | **26,912,170** | | 32,297,947 | |
| Debtors | 11 | **10,352,669** | | 11,234,043 | |
| Taxation | 7 | **3,258,467** | | 4,578,117 | |
| Cash and Bank balances | | **16,492,599** | | 40,404,530 | |
| | | **57,015,905** | | 88,514,637 | |
| **CURRENT LIABILITIES** | | | | | |
| Bank Overdraft | 12 | **8,416,881** | | 19,774,655 | |
| Creditors | 13 | **19,436,342** | | 10,339,314 | |
| Dividends | 14 | **8,760,458** | | 11,084,470 | |
| Amount due to related companies | 15 | **10,817,498** | | 48,799,836 | |
| | | **47,431,179** | | 89,998,275 | |
| **NET CURRENT ASSETS / (LIABILITIES)** | | | **9,584,726** | | (1,483,638) |
| | | | **81,391,749** | | 69,838,990 |
| Deferred Taxation | 7 | | **(10,787,220)** | | (7,020,047) |
| **NET ASSETS** | | | **70,604,529** | | 62,818,943 |
| **FINANCED BY:** | | | | | |
| **STATED CAPITAL** | 16 | | **7,686,032** | | 7,686,032 |
| **CAPITAL SURPLUS** | 17 | | **2,950,063** | | 2,950,063 |
| **INCOME SURPLUS** | | | **59,968,434** | | 52,182,848 |
| | | | **70,604,529** | | 62,818,943 |

DIRECTOR

DIRECTOR

078

GUINNESS GHANA LIMITED

# CASH FLOW STATEMENT

**FOR THE YEAR ENDED 30TH JUNE 2001**

| | | 2001<br>¢'000 | | 2000<br>¢'000 |
|---|---|---|---|---|
| **Operating profit** | | | | |
| (before investment returns and servicing of finance) | | 37,116,235 | | 6,667,694 |
| Depreciation charges | 9,480,264 | | 7,083,180 | |
| (Profit)/Loss on sale of fixed assets | (102,091) | | 184,329 | |
| Decrease/(Increase) in stocks | 5,385,777 | | (17,183,278) | |
| Decrease/(Increase) in debtors | 881,374 | | (424,750) | |
| Increase in creditors | 9,097,028 | | 717,734 | |
| (Decrease)/Increase in related company balances | (37,982,338) | | 27,553,016 | |
| Fixed assets written off | - | | 10,226 | |
| **Net cash flow from operating activities** | | (13,239,986) | | 17,940,457 |
| | | 23,876,249 | | 24,608,151 |
| **Investment returns and servicing of finance** | | | | |
| Dividends paid | (12,897,212) | | (8,154,170) | |
| Dividends received | 86,131 | | 2,500 | |
| Interest paid | (11,413,169) | | (2,126,297) | |
| Interest received | 599,699 | | 6,605,555 | |
| | | (23,624,551) | | (3,672,412) |
| **Tax paid** | | (2,943,287) | | (7,339,840) |
| **Investing activities** | | | | |
| Fixed assets purchased | (10,016,167) | | (27,712,724) | |
| Proceeds from sale of fixed assets | 153,599 | | 58,350 | |
| | | (9,862,568) | | (27,654,374) |
| **Decrease in cash and cash equivalents** | | (12,554,157) | | (14,058,475) |
| **Analysis of changes in cash and cash equivalents during the year** | | | | |
| Balance at 1st July | | 20,629,875 | | 34,688,350 |
| Net cash outflow | | (12,554,157) | | (14,058,475) |
| Balance at 30th June | | 8,075,718 | | 20,629,875 |
| **Analysis of balances of cash and cash equivalents as shown in the balance sheet** | | | | |
| Cash and bank balances | | 16,492,599 | | 40,404,530 |
| Bank Overdraft | | (8,416,881) | | (19,774,655) |
| Balance at 30th June | | 8,075,718 | | 20,629,875 |

079

## 1. BASIS OF ACCOUNTING

These financial statements have been prepared under the historical cost convention as modified by the revaluation of certain fixed assets.

## 2. ACCOUNTING POLICIES

The following accounting policies have been applied consistently in dealing with items that are considered material in relation to the company's financial statements:

### a. Depreciation

Depreciation is provided for on a straight-line basis at rates calculated to write off the gross value of each fixed asset over its estimated useful life. The annual rates generally in use are as follows:

| | | |
|---|---|---|
| Leasehold, Land and Buildings | - | 3.125% |
| Plant and Machinery | - | 6.5% - 12.5% |
| Motor Vehicles and Computers | - | 25% |
| Furniture and Equipment | - | 12.5% |
| Wooden Pallets | - | 16.67% |

### b. Stocks

Stocks are valued on a first in first out basis, at the lower of cost and net realisable value. Cost includes all direct expenses incurred in bringing stocks to their present condition and location. Work-in-progress and finished goods are valued at average production cost which includes all relevant direct costs and production overheads.

### c. Debtors

Debtors are stated after providing for specific debts considered to be doubtful.

### d. Foreign Exchange

Transactions denominated in foreign currencies are translated into cedis at the rates of exchange ruling at the dates of the transactions. Differences arising from changes in exchange rates are dealt with through the profit and loss account.

Balances in foreign currencies are translated into cedis at the rates of exchange ruling at the balance sheet date.

### e. Deferred Taxation

Provision is made for deferred taxation using the liability method on material timing differences to the extent that an asset or liability will crystalise.

### f. Post Balance Sheet Events

Events subsequent to the balance sheet date are reflected only to the extent that they relate directly to the financial statements and the effect is material.

080

## 3. TURNOVER

| | | 2001 ¢'000 | | 2000 ¢'000 |
|---|---|---|---|---|
| Gross Sales | | 278,956,278 | | 179,709,403 |
| Less: Excise Duty | (57,317,924) | | (37,758,825) | |
| VAT | (30,995,142) | | (16,590,078) | |
| | | (88,313,066) | | (54,348,903) |
| | | 190,643,212 | | 125,360,500 |

## 4. OTHER INCOME

| | 2001 | 2000 |
|---|---|---|
| Dividends received | 86,131 | 2,500 |
| Profit on disposal of fixed assets | 102,091 | - |
| Sundry income | 51,563 | 9,072 |
| | 239,785 | 11,572 |

## 5. PROFIT BEFORE INTEREST
## 6. &TAXATION is stated after charging:

| | 2001 | 2000 |
|---|---|---|
| Auditor's remuneration | 100,000 | 54,000 |
| Depreciation | 9,480,264 | 7,083,180 |
| Directors' remuneration | 510,478 | 288,730 |
| Donations | 35,651 | 47,217 |
| Net exchange (gain)/loss | (892,866) | 29,577,173 |
| Loss on disposal of fixed assets | - | 184,329 |

## 6. NET INTEREST (CHARGES)/INCOME

| | 2001 | 2000 |
|---|---|---|
| Interest Income | 599,699 | 6,605,555 |
| Interest Charge | (11,413,169) | (2,126,297) |
| | (10,813,470) | 4,479,258 |

## 7. TAXATION

| | Balance at 1/7/00 ¢'000 | Payments/ Transfer ¢'000 | Charge to P & L ¢'000 | Balance at 30/6/01 ¢'000 |
|---|---|---|---|---|
| **Income Tax** | | | | |
| 1997/98 | 1,188,513 | (1,307,620) | - | (119,107) |
| 1998/99 | 1,572,960 | (2,331,970) | - | (759,010) |
| 1999/00 | (7,339,590) | 3,639,590 | - | (3,700,000) |
| 2000/01 | - | (2,630,336) | 3,924,570 | 1,294,234 |
| Dividend tax | - | (8,613) | 8,613 | - |
| | (4,578,117) | (2,638,949) | 3,933,183 | (3,283,883) |
| **National Reconstruction Levy** | - | (304,338) | 329,754 | 25,416 |
| | (4,578,117) | (2,943,287) | 4,262,937 | (3,258,467) |
| **Deferred Tax** | 7,020,047 | - | 3,767,173 | 10,787,220 |
| | 2,441,930 | (2,943,287) | 8,030,110 | 7,528,753 |

The tax liabilities are subject to the agreement of Internal Revenue Service.

National Reconstruction Levy: This relates to a levy imposed on companies by the government on profits before tax for the years 2001 and 2002. The rate applicable to manufacturing companies is 2.5%.

081

## 8. FIXED ASSETS

| | Leasehold Land & Buildings ¢'000 | Plant Machinery ¢'000 | Motor Vehicles ¢'000 | Capital Work in-Progress ¢'000 | Furniture Equipment/ Wooden Pallets ¢'000 | Total ¢'000 |
|---|---|---|---|---|---|---|
| **Cost/Valuation** | | | | | | |
| At 1/7/2000 | 4,770,280 | 75,583,503 | 1,932,213 | 3,660,773 | 2,087,616 | 88,034,385 |
| Additions | - | 292,772 | 1,365,050 | 8,140,209 | 218,136 | 10,016,167 |
| Disposals | - | (110,940) | (294,218) | - | (3,555) | (408,713) |
| Transfers | - | - | - | (94,430) | 94,430 | - |
| Write-off | - | - | - | - | (332,744) | (332,744) |
| At 30/6/2001 | 4,770,280 | 75,765,335 | 3,003,045 | 11,706,552 | 2,063,883 | 97,309,095 |
| **Depreciation** | | | | | | |
| At 1/7/2000 | 1,085,240 | 16,683,954 | 1,099,088 | - | 1,189,597 | 20,057,879 |
| Charge for the year | 149,751 | 8,470,370 | 466,583 | - | 393,560 | 9,480,264 |
| Release on disposals | - | (110,940) | (242,710) | - | (3,555) | (357,205) |
| Release on write off | - | - | - | - | (332,744) | (332,744) |
| At 30/6/2001 | 1,234,991 | 25,043,384 | 1,322,961 | - | 1,246,858 | 28,848,194 |
| **Net Book Value** | | | | | | |
| At 30/6/2001 | 3,535,289 | 50,721,951 | 1,680,084 | 11,706,552 | 817,025 | 68,460,901 |
| At 30/6/2000 | 3,685,040 | 58,899,549 | 833,125 | 3,660,773 | 898,019 | 67,976,506 |

Certain buildings, plant and machinery were professionally revalued by Nationwide Estate Services, Real Estate Valuers, Land Surveyors and Estate Managers on 31st December 1992 based on their open market values.

**Disposal of fixed assets**

| | 2001 ¢'000 | 2000 ¢'000 |
|---|---|---|
| Cost of assets disposed off | **408,713** | 1,798,137 |
| Accumulated depreciation | **(357,205)** | (1,555,458) |
| Net book value | **51,508** | 242,679 |
| Proceeds on disposal | **153,599** | 58,350 |
| Profit/(Loss) on disposal of fixed assets | **102,091** | (184,329) |

**Depreciation has been charged in the financial statements as follows:-**

| | 2001 | 2000 |
|---|---|---|
| Cost of sales | **8,470,361** | 6,341,636 |
| General, administrative and selling expenses | **1,009,903** | 741,544 |
| | **9,480,264** | 7,083,180 |

## 9. INVESTMENTS

| | 2001 ¢'000 | 2000 ¢'000 |
|---|---|---|
| Trade investments | **3,346,122** | 3,346,122 |

*This relates to investments in the ordinary shares of a listed company and is shown at cost.*

## 10. STOCKS

| | 2001 ¢'000 | 2000 ¢'000 |
|---|---|---|
| Raw and packaging materials | **10,992,784** | 17,882,915 |
| Work-in-progress | **425,175** | 1,078,498 |
| Finished products | **4,286,053** | 3,812,244 |
| Goods in transit | **6,140,344** | 5,375,883 |
| Engineering and consumables | **5,067,814** | 4,148,407 |
| | **26,912,170** | 32,297,947 |

## 11. DEBTORS

| | 2001 | 2000 |
|---|---|---|
| Trade debtors | **6,653,408** | 8,952,188 |
| Staff debtors | **28,223** | 23,129 |
| Sundry debtors | **3,671,038** | 2,258,726 |
| | **10,352,669** | 11,234,043 |

The maximum amount due from officers of the company during the year was ¢41 million (2000: ¢56 million).

## 12. BANK OVERDRAFT

This represents amounts drawn by the company under facilities granted by its bankers to support working capital requirements. Unutilised facilities at end of the year amounted to ¢61,583 million (2000: ¢58,225 million).

## 13. CREDITORS

| | 2001 ¢'000 | 2000 ¢'000 |
|---|---|---|
| Trade creditors | **1,172,781** | 2,958,992 |
| Sundry creditors | **8,402,647** | 4,101,139 |
| Accruals and provisions | **9,860,914** | 3,279,183 |
| | **19,436,342** | 10,339,314 |

083

## 14. DIVIDENDS

| | 2001 ¢'000 | 2000 ¢'000 |
|---|---|---|
| Balance at 1st July | **11,084,470** | 11,015,040 |
| Proposed dividend | **10,573,200** | 8,223,600 |
| | **21,657,670** | 19,238,640 |
| Paid during the year | **(12,897,212)** | (8,154,170) |
| Balance at 30th June | **8,760,458** | 11,084,470 |

## 15. AMOUNTS DUE TO RELATED COMPANIES

| | 2001 | 2000 |
|---|---|---|
| Materials and equipment | **8,661,934** | 48,962,178 |
| Royalty and technical service fees | **2,155,564** | (162,342) |
| | **10,817,498** | 48,799,836 |

## 16. STATED CAPITAL

| | Number of Shares | | Proceeds | |
|---|---|---|---|---|
| | 2001 '000 | 2000 '000 | 2001 ¢'000 | 2000 ¢'000 |
| **Authorised** | | | | |
| Ordinary shares of no par value | **150,000** | 150,000 | | |
| **Issued** | | | | |
| For Cash | **24,208** | 24,208 | **4,935,584** | 4,935,584 |
| Transfer from Surplus | **93,272** | 93,272 | **2,750,448** | 2,750,448 |
| | **117,480** | 117,480 | **7,686,032** | 7,686,032 |

There is no share in treasury and no call or installment unpaid on any share.

## 17. CAPITAL SURPLUS

| | 2001 ¢'000 | 2000 ¢'000 |
|---|---|---|
| Balance at 30th June | **2,950,063** | 2,950,063 |

## 18. CAPITAL COMMITMENTS

Capital commitments authorised but not expended at the balance sheet date, amounted to ¢13.2 billion (2000: Nil)

## 19. CONTINGENT LIABILITIES

There are contingent liabilities amounting to ¢650 million (2000: ¢172m) in respect of possible claims on law suits.

084

GUINNESS GHANA LIMITED

# STATEMENT OF VALUE ADDED JUNE, 2001

**(In Thousands Of Cedis)**

| | 30\6\01 ¢' 000 | % | 30\6\00 ¢' 000 | % |
|---|---|---|---|---|
| **Gross Sales Proceeds** | 278,956,278 | | 179,709,403 | |
| Exicise Duties | (57,317,924) | | (37,758,825) | |
| Sales Tax/Vat | (30,995,142) | | (16,590,078) | |
| **Turnover** | 190,643,212 | | 125,360,500 | |
| Other Income | 839,484 | | 6,617,127 | |
| | 191,482,696 | | 131,977,627 | |
| Bought in Materials & Services | (138,539,803) | | (107,729,833) | |
| **VALUE ADDED** | 52,942,893 | 100 | 24,247,794 | 100 |
| **Applied as follows** | | | | |
| To pay employees salaries, wages & benefits | 5,660,564 | 11 | 3,888,865 | 16 |
| To provide for Depreciation | 9,480,264 | 18 | 7,083,180 | 29 |
| To provide for Taxation | 8,030,110 | 18 | 704,956 | 3 |
| To pay Dividends | 10,573,200 | 18 | 8,223,600 | 34 |
| To pay Interest charges | 11,413,169 | 22 | 2,126,297 | 9 |
| Retained for company growth | 7,785,586 | 14 | 2,220,896 | 9 |
| | 52,942,893 | 100 | 24,247,794 | 100 |
| **BOUGHT IN MATERIALS & SERVICES** | | | | |
| Cost of Sales | 104,276,807 | | 58,543,889 | |
| Selling,Gen. & Admi.Expenses | 49,403,824 | | 60,157,989 | |
| | 153,680,631 | | 118,701,878 | |
| **Less:** | | | | |
| Staff Costs | 5,660,564 | | 3,888,865 | |
| Depreciation Charge | 9,480,264 | | 7,083,180 | |
| Interest Charge/(Income) | 15,140,828 | | 10,972,045 | |
| | 138,539,803 | | 107,729,833 | |

085

# SHAREHOLDER'S INFORMATION JUNE,2001

## DIRECTORS SHAREHOLDINGS

| | |
|---|---|
| David H.C.Hampshire | 4,000 |
| F. Wussar-Narh | 4,421 |
| **TOTAL** | **8,421** |

## ANALYSIS OF SHAREHOLDINGS

| No. of shares | No. of holdings | % | No. of holders | % |
|---|---|---|---|---|
| 1-1000 | 459,782 | 0.39 | 1477 | 54.26 |
| 1001-5000 | 1,277,715 | 1.09 | 457 | 16.79 |
| 5001-10000 | 3,891,915 | 3.31 | 480 | 17.63 |
| 10001 and over | 111,850,588 | 95.21 | 308 | 11.32 |
| **Totals** | **117,480,000** | **100.00** | **2722** | **100** |

## 20. LARGEST SHAREHOLDERS

| | | | % |
|---|---|---|---|
| 1. | GUINNESS OVERSEAS | 55,590,088 | 47.32 |
| 2. | SSNIT | 18,151,032 | 15.45 |
| 3. | ATALANTAF LIMITED | 15,331,140 | 13.05 |
| 4. | BBGN/CHASE MANHATTAN OFFSHORE | 3,906,408 | 3.33 |
| 5. | BBG NOMINEE./CHASE MANHATTAN ONSHORE | 3,050,979 | 2.60 |
| 6. | CAL MERCHANT BANK LTD | 2,184,683 | 1.86 |
| 7. | DM VENTURES | 1,931,265 | 1.64 |
| 8. | BBG NOM.LTD/CHASE MANHATTAN | 1,903,737 | 1.62 |
| 9. | BBG NOMINEE./CHASE MANHATTAN ONSHORE | 1,606,810 | 1.37 |
| 10. | GHANAIAN EMPLOYEES OF GUINNESS | 1,050,374 | 0.89 |
| 11. | MIHL NOMINEES/BOSTON SAFE DEPOSIT&TRUST | 634,277 | 0.54 |
| 12. | BBG NOM. LTD/SSB GEN. ELECTRIC | 447,300 | 0.38 |
| 13. | MIHL NOMINEES/BROWN BROTHERS HARRIMAN | 432,827 | 0.37 |
| 14. | BBG NOM. LTD/SSB CALVERT AFRICA | 339,900 | 0.29 |
| 15. | GHANA REINSURANCE ORGANISATION | 329,900 | 0.28 |
| 16. | BBGN/UNILEVER GHANA MANAGERS | 224,480 | 0.19 |
| 17. | EPAC INVESTMENT FUND LIMITED | 113,705 | 0.1 |
| 18. | BBGN/UNILEVER GHANA PROVIDENT FUND | 109,000 | 0.09 |
| 19. | RETCO COMPANY LIMITED | 105,600 | 0.09 |
| 20. | MR S ODURO - MINTAH | 99,900 | 0.09 |
| | **TOTAL** | 107,543,405 | 91.54 |
| | **Others** | 9,936,595 | 8.46 |
| | **GRAND TOTAL** | **117,480,000** | **100.00** |


GUINNESS

*Shareholders at GGL's Annual General Meeting*

086

GUINNESS GHANA LIMITED

# FIVE YEAR FINANCIAL SUMMARIES JUNE,2001

*(In Thousands Of Cedis)*

| | 12 mths to 30\6\01 ¢000 | 12 mths to 30\6\00 ¢000 | 12 mths to 30\6\99 ¢000 | 12 mths to 30\6\98 ¢000 | 12 mths to 30\6\97 ¢000 |
|---|---|---|---|---|---|
| **RESULTS** | | | | | |
| Turnover | **190,643,212** | 125,360,500 | 96,517,325 | 68,178,796 | 51,063,807 |
| Profit before tax | **26,388,896** | 11,149,452 | 33,993,104 | 20,702,190 | 16,018,880 |
| Taxation | **(8,030,110)** | (704,956) | (13,083,646) | (3,001,934) | (1,607,390) |
| Profit after tax | **18,358,786** | 10,444,496 | 20,909,458 | 17,700,256 | 14,411,490 |
| Dividends | **(10,573,200)** | (8,223,600) | (8,223,600) | (4,699,200) | (2,937,000) |
| Retained earnings | **7,785,586** | 2,220,896 | 12,685,858 | 13,001,056 | 11,474,490 |
| **BALANCE SHEET** | | | | | |
| Fixed Assets | **68,460,901** | 67,976,506 | 47,599,867 | 28,244,916 | 25,484,656 |
| Investments | **3,346,122** | 3,346,122 | 3,346,122 | 1,623,507 | 1,615,193 |
| Cash & Cash Equivalents | **16,492,599** | 40,404,530 | 36,339,965 | 23,371,684 | 3,916,879 |
| Other Current Assets | **40,523,306** | 48,110,107 | 25,923,962 | 22,270,223 | 27,578,819 |
| Total Assets | **128,822,928** | **159,837,265** | **113,209,916** | **75,510,330** | **58,595,547** |
| Total Liabilities | **(58,218,399)** | **(97,018,322)** | **(52,611,869)** | **(27,598,141)** | **(20,088,908)** |
| Net Assets | **70,604,529** | **62,818,943** | **60,598,047** | **47,912,189** | **38,506,639** |
| Stated Capital | **7,686,032** | 7,686,032 | 7,686,032 | 7,686,032 | 7,686,032 |
| Capital Surplus | **2,950,063** | 2,950,063 | 2,950,063 | 2,950,063 | 2,950,063 |
| Income Surplus | **59,968,434** | 52,182,848 | 49,961,952 | 37,276,094 | 27,870,544 |
| Shareholders Fund | **70,604,529** | **62,818,943** | **60,598,047** | **47,912,189** | **38,506,639** |
| **REVENUES COLLECTED FOR GOVERNMENT** | | | | | |
| Excise Duties | **57,317,924** | 37,758,825 | 34,066,483 | 30,379,699 | 25,619,100 |
| VAT / Sales Tax | **30,995,142** | 16,590,078 | 13,258,592 | 14,769,771 | 11,481,968 |
| **Total** | **88,313,066** | **54,348,903** | **47,325,075** | **45,149,470** | **37,101,068** |
| **STATISTICS** | **¢** | **¢** | **¢** | **¢** | **¢** |
| Eps (¢) | **156.27** | 88.90 | 177.98 | 150.67 | 122.67 |
| Div.per share (¢) | **90.00** | 70.00 | 70.00 | 40.00 | 25.00 |
| Net assets per share (¢) | **600.99** | 534.72 | 515.82 | 407.83 | 327.77 |
| Current ratio (%) | **1.2:1** | 0.98:1 | 1.36:1 | 1.90:1 | 1.65:1 |
| Return on shareholders fund (%) | **26.00** | 16.63 | 34.51 | 36.94 | 37.43 |
| Return on net sales value (%) | **9.63** | 8.33 | 21.66 | 25.96 | 28.22 |

087

# PROXY

Annual General Meeting to be held at 11.00 a.m on 20th November 2000 at International Conference Centre, Accra.

I/we ..............................................................................................
(Insert full name(s)

Being member(s) of Guiness Ghana Limited hereby appoint:-

*..............................................................................................
(Insert full name)

Or failing him, the Chairman of the Meeting as my / our Proxy to vote for me/us on my/our behalf at the annual General meeting of the Company to be held on 20th November, 2001 and at any and every adjournment thereof.

Dated this ..............................day of ........................................2001

Shareholder's Signature ................................................................

| FOR COMPANY'S USE | | |
|---|---|---|
| No. of Shares ..................... | | |
| RESOLUTIONS | FOR | AGAINST |
| 1. To declare a dividend | | |
| 2. To re-elect Mr. Wheelhouse | | |
| 3. To re-elect Mr. P. V. Obeng | | |
| 4. To re-elect Mr. Hampshire | | |
| 5. To approve Directors' fees | | |
| 6. To authorise the Company to purchase its own shares | | |
| 7. To fix the remuneration of the Auditor | | |

Please indicate with an 'X' in the appropriate square how you wish your votes to be cast on he resolutions set out above. Unless otherwise instructed, the proxy will vote or abstain from voting at his discretion.

**THIS PROXY FORM SHOULD NOT BE SENT TO THE SECRETARY IF THE MEMBER WILL BE ATTENDING THE MEETING**

**NOTES:**

1. A member who is unable to attend the Annual General Meeting is allowed by law to vote by proxy. The above Proxy Form has been prepared to enable you to exercise your vote, if you cannot personally attend.
2. Provision has been made on the form for the Chairman of the Meeting to act as your proxy but, if you wish you may insert in the blank space marked * the name of any person whether a member of the Company or not, who will attend the Meeting and vote on your behalf instead of the Chairman of the Meeting.
3. In the case of joint Shareholders, each holder should sign.
4. If executed by Company/Corporation, the Proxy Form should bear its Common Seal or be signed on its behalf by a Director.
5. Please sign the above Proxy Form and post it so as to reach the address shown overleaf not later than 10.00a.m. on 18th November, 2001.
6. The Proxy must produce the Admission card sent with the Notice of the Meeting to obtain entrance to the Meeting.

GUINNESS

GHANA

*Ghana's favourite drinks company*

## GUINNESS GHANA LIMITED

| Unaudited Profit & Loss Account For The Half Year Ending 31 Dec | 2003 C'm | 2002 C'm | % Change |
|---|---|---|---|
| Net Turnover | **241,614** | 170,259 | 41.9% |
| Cost of sales | **(155,192)** | (109,027) | 42.3% |
| Gross Profit | **86,422** | 61,232 | 41.1% |
| General, Administrative | **(46,638)** | (29,623) | 57.4% |
| Operating Profit | 39,784 | 31,609 | 25.9% |
| Other Income | **(890)** | 105 | -949.7% |
| Exceptional Items | **6,031** | 0 | |
| Profit Before Financial Charges | 44,925 | 31,714 | 41.7% |
| Financial Charges (Net) | **(10,597)** | 71 | -14975.9% |
| Profit before Taxation | 34,328 | 31,785 | 8.0% |
| Taxation /National Reconstuction | **(7,839)** | (7,098) | 10.4% |
| Profit transferred to Income Surplus | 26,489 | 24,687 | 7.3% |

| Income Surplus Account For The Half Year Ending 31 Dec 2003 | 2003 C'm | 2002 C'm |
|---|---|---|
| Balance as at 1st July | **95,860** | 74,599 |
| Transfer from Stated Capital | **0** | 0 |
| Profit /(Loss) for the Period | **26,489** | 24,687 |
| Interim Dividend | **(6,814)** | (6,814) |
| Balance as at 31st December 2003 | 115,535 | 92,472 |

## GUINNESS GHANA LIMITED

**Balance Sheet As At 31 Dec**

| | 2003 C'm | 2002 C'm |
|---|---|---|
| FIXED ASSETS | 203,505 | 80,533 |
| CURRENT ASSETS | | |
| Stocks | 77,407 | 37,655 |
| Debtors | 39,096 | 20,543 |
| Bank and Cash Balances | 4,208 | 65,813 |
| Total Current Assets | 120,711 | 124,011 |
| Less: | | |
| CURRENT LUIABILITIES | | |
| Creditrors | (86,160) | (65,836) |
| Taxation | (8,739) | (7,522) |
| Dividend | (6,814) | (15,292) |
| Bank Overdraft | (48,555) | (2,440) |
| Bank Loans | (35,000) | 0 |
| Short Term Loan | 0 | 0 |
| Total Current Liabilities | (185,268) | (91,090) |
| NET CURRENT ASSETS | (64,556) | 32,921 |
| DEFERRED TAX LIABILITY | (12,777) | (10,346) |
| **NET ASSETS** | **126,171** | **103,109** |
| REPRESENTING: | | |
| STATED CAPITAL | 7,686 | 7,686 |
| CAPITAL SURPLUS | 2,950 | 2,950 |
| INCOME SURPLUS | 115,535 | 92,472 |
| **INTEREST OF SHAREHOLDERS** | **126,171** | **103,109** |

**To the best of our Knowledge, the Financial Statements do not contain untrue statements, misleading facts or omit material facts**

**D. Hainsworth**
Managing Director

**L Turnbull**
Finance Director

## GUINNESS GHANA LIMITED

**Cash Flow Statement For The Half Year Ending 31 Dec**

| | | 2003 C'm | 2002 C'm |
|---|---|---|---|
| Operating Profit | | 39,784 | 31,609 |
| Returns and Servicing of | | | |
| | Depreciation | 8,837 | 7,461 |
| | Other Income | 890 | (105) |
| | Decrease/Increase in Stocks | (13,502) | 774 |
| | Decrease/Increase in Debtors | (29,623) | (7,367) |
| | Decrease/Increase in Creditors | (16,318) | 6,059 |
| Net Cash Inflow From Operations | | (9,932) | 38,432 |
| Financial Charges | Interest Received | 170 | 326 |
| | Interest Paid | (10,769) | (255) |
| | | (10,599) | 71 |
| Net Cash Outflow from Re-investments and Servicing | | | |
| Tax Paid | | (4,736) | (6,450) |
| Dividend Paid | | (21,836) | (22,556) |
| Investing Activities | | | |
| | Fixed Assets Purchase | (62,142) | (5,382) |
| | Proceeds from Sale of Investme | 9,377 | 0 |
| Net Cash Outflow from Investing Activities | | (99,868) | 4,115 |
| Net Cash Flow before Financing | | (109,801) | 42,547 |
| Financing | | | |
| Deposit for shares Purchase | | | |
| Proceeds form Rights issues | | | |
| Bank Loan (Paid)/ Received | | 35,000 | 0 |
| Short-Term Loan Paid | | | |
| Medium-Term Loan Paid | | | |
| Net Cash Inflow/ (Outflow) | | | |
| Analysis of changes in Cash | | | |
| Equivalents during the year | | | |
| Net Financing | | 35,000 | 0 |
| Balance as at 1st Jaunary | | 30,453 | 20,826 |
| Net Cash Inflow / (Outflow | | (74,801) | 42,547 |
| **Balance at 31st December** | | **(44,347)** | **63,373** |
| Analysis of cash and Cash | | | |
| Cash at Bank | | 4,208 | 65,813 |
| Bank Overdraft | | (48,555) | (2,440) |
| **Balance at 31st December** | | **(44,347)** | **63,373** |

# GHANA BREWERIES LIMITED

# FINANCIAL STATEMENTS

# 31ST DECEMBER 2003

# GHANA BREWERIES LIMITED

## REPORTS AND FINANCIAL STATEMENTS

### INDEX

# GHANA BREWERIES LIMITED

## BOARD OF DIRECTORS, SECRETARY,

## REGISTERED OFFICE, AUDITORS AND REGISTRARS

| | |
|---|---|
| **DIRECTORS** | M. Eson-Benjamin – Chairman<br>O.S. Adebanji – Managing<br>Th.A. de Man *(Appointed 9/12/2003)*<br>J-L. M. Homé<br>I. E. Yamson<br>E.M. Boye<br>Sir. Dr. K. Donkoh Fordwor<br>W. Kusi-Atansah<br>D. Plantenga-Hogewoning *(Mrs.)*<br>C. J. G. Nouwens<br>H.van Klompenburg *(Appointed 26/8/2003)*<br>J.H. van Mameren *(Resigned 19/1/2003)* |
| **SECRETARY** | J. A. Debrah |
| **REGISTERED OFFICE** | Ghana Breweries Limited<br>Mile 7, Accra-Nsawam Road<br>P.O. Box AH114<br>Achimota<br>Accra |
| **AUDITORS** | KPMG<br>25 Liberia Road<br>P.O. Box 242<br>Accra |
| **REGISTRARS** | Merchant Bank (Ghana) Limited<br>Merban House<br>44 Kwame Nkrumah Avenue<br>P.O. Box 401<br>Accra |

# REPORT OF THE DIRECTORS

## TO THE MEMBERS OF

## GHANA BREWERIES LIMITED

The Directors have plea ure in submitting to the members their Annual Report together with the Financial Statements of the Compa y for the year ended 31st December 2003.

**TRADING RESULTS**

Profit after taxation for t e year was ¢26,879 million as against a loss of ¢12,644 million in 2002.

The Directors do not re ommend the payment of dividend to members.

**NATURE OF BUSINESS**

The principal activities o the Company continue to be brewing and marketing of beer and soft drinks.

**CAPITAL RESTRUCTURING**

A court order was grant d sanctioning the special resolution passed by the board on April 15, 2003 to write off the deficit on the inco e surplus account through a transfer to Stated Capital Account as part of a capital restructuring exercise.

**CORPORATE CHANGES**

Initiatives have been t ken by Heineken (majority shareholder in Ghana Breweries Limited) and Diageo (majority shareholder in Guinness Ghana Limited) to merge Ghana Breweries Limited with Guinness Ghana Limited, subject to regul tory approvals.

**BOARD OF DIRECTORS**

The Directors to retire by rotation in accordance with Regulation 64 of the Regulations of the Company are Messrs. W. Kusi-Atansa h, I.E. Yamson, E.M. Boye and O.S. Adebanji.

The retiring Directors b ing eligible are seeking re-election.

Messrs Th.A. de Man a d H.van Klompenburg who were appointed to the board following the last AGM offer themselves for approval by the board at the next AGM in accordance with the company's regulations.

**AUDITORS**

In accordance with Sec ion 134(5) of the Companies Code, 1963 (Act 179), Messrs. KPMG continue in office as Auditors of the Comp any.

**BY ORDER OF THE BOARD**

.................................... )
)
) DIRECTORS
)
.................................... )

098

.................................... 2004

## REPORT OF THE AUDITORS

## TO THE MEMBERS OF

## GHANA BREWERIES LIMITED

We have audited the financial statements of Ghana Breweries Limited for the year ended 31st December, 2003 as set out on pages 5 to 17, and have obtained all the information and explanations we required.

**Respective Responsibilities of Directors and Auditors**

The directors are responsible for preparing these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

**Basis of Opinion**

We conducted our audit in accordance with Ghana Standards on Auditing. These standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. It also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Opinion**

In our opinion, proper books have been kept and the financial statements, which are in agreement therewith, and prepared in accordance with Ghana Accounting Standards comply with the Companies Code, 1963 (Act 179) and give a true and fair view of the financial position of the company at 31st December 2003 and of the results of its operations and cash flows for the year then ended.

**CHARTERED ACCOUNTANTS**
**25 LIBERIA ROAD**
**P.O. BOX 242**
**ACCRA, GHANA**



................................ ... **2004**

# GHANA BREWERIES LIMITED

## PROFIT AND LOSS ACCOUNT

## FOR THE YEAR ENDED 31ST DECEMBER, 2003

| | Note | 2003 ¢'m | 2002 ¢'m |
|---|---|---|---|
| **Turnover** | 2 | 206,674 | 136,109 |
| Cost of Sales | | (119,478) | (78,511) |
| **Gross Profit** | | 87,196 | 57,598 |
| General, Administrative and Selling Expenses | | (57,478) | (58,362) |
| **Trading Profit/(Loss)** | 3 | 29,718 | (764) |
| Other Income | 4 | 6,782 | 550 |
| **Profit/(Loss) before Exceptional Items and Net Financial Charges** | | 36,500 | (214) |
| Exceptional Items | 12 | (7,147) | (3,010) |
| **Profit/(Loss) before Net Financial Charges** | | 29,353 | (3,224) |
| Net Financial Charges | 5 | (1,785) | (9,420) |
| **Profit/(Loss) before Taxation** | | 27,568 | (12,644) |
| Taxation | 6 | (689) | - |
| **Profit/(Loss) after Taxation Transferred to Income Surplus Account** | | 26,879 | (12,644) |

## INCOME SURPLUS ACCOUNT

## FOR THE YEAR ENDED 31ST DECEMBER, 2003

| | Note | | 2003 | 2002 |
|---|---|---|---|---|
| Balance at 1st January | | | (40,589) | (27,945) |
| Transfer from Stated Capital | 13 | | 40,589 | - |
| | | | - | (27,945) |
| Profit/(Loss) for the year | | | 26,879 | (12,644) |
| Transfer from Capital Surplus | 15 | 1,540 | | |
| Loss on Assets Written-Off | 7c | (1,521) | | |
| | | | 19 | - |
| Balance at 31st December | | | 26,898 | (40,589) |



17-06-04 08:51 FROM-KPMG Glasgow +441412484038 T-206 P.008/033 F-310

# GHANA BREWERIES LIMITED
## BALANCE SHEET
## AS AT 31ST DECEMBER, 2003

| | Note | | 2003 ¢'m | | 2002 ¢'m |
|---|---|---|---|---|---|
| **FIXED ASSETS** | 7 | | 115,135 | | 101,863 |
| **CURRENT ASSETS** | | | | | |
| Stocks | 8 | 67,577 | | 43,702 | |
| Debtors | 9 | 27,112 | | 21,866 | |
| Taxation | 6 | 573 | | 918 | |
| Bank and Cash Balances | | 41,893 | | 25,926 | |
| | | 137,155 | | 92,412 | |
| **CURRENT LIABILITIES** | | | | | |
| Creditors | 11 | 57,151 | | 26,694 | |
| Bank Overdraft | 10(a) | 11 | | 470 | |
| Bank Loan | 10(b) | - | | 2,500 | |
| Short-term Loan | 10(c) | 3,086 | | 4,596 | |
| | | 60,248 | | 34,260 | |
| **NET CURRENT LIABILITIES** | | | 76,907 | | 58,152 |
| | | | 192,042 | | 160,015 |
| **LONG TERM LIABILITIES** | | | | | |
| **Deferred Tax** | | | (454) | | (454) |
| **NET ASSETS** | | | 191,588 | | 159,561 |
| **FINANCED BY:** | | | | | |
| **STATED CAPITAL** | 14 | | 144,043 | | 74,441 |
| **CAPITAL SURPLUS** | 15 | | 20,647 | | 22,187 |
| **INCOME SURPLUS** | | | 26,891 | | (40,589) |
| **DEPOSIT FOR SHARE PURCHASE** | 16 | | - | | 103,522 |



.................................... )
)
) DIRECTORS
.................................... )

| | | |
|---|---|---|
| | 191,588 | 159,561 |
| Net Assets Per Share | ¢573.23 | ¢5,517.71 |
| Earnings Per Share | ¢80.42 | (¢437.24) |

## GHANA BREWERIES LIMITED

### CASH FLOW STATEMENT
### FOR THE YEAR ENDED 31ST DECEMBER, 2003

| | | 2003 ¢'m | | 2002 ¢'m |
|---|---|---|---|---|
| **Operating Loss/Profit** *(before Investment Returns and Servicing of Finance)* | | 29,353 | | (3,224) |
| **Add/(Less):** | | | | |
| Depreciation | 14,784 | | 10,024 | |
| Profit on Disposal of Fixed Assets | (252) | | (457) | |
| Increase in Stocks | (23,875) | | (1,226) | |
| Increase/(Decrease) in Debtors | (5,246) | | 4,937 | |
| (Increase)/Decrease in Creditors | 30,457 | | (35,697) | |
| | | 15,868 | | (22,419) |
| **Net Cash Inflow from Operations** | | 45,221 | | (25,643) |
| **Returns on Investment and Servicing of Finance:** | | | | |
| Interest Received | 230 | | 20 | |
| Interest Charges | (2,015) | | (9,440) | |
| | | (1,785) | | (9,420) |
| **Taxation** | | | | |
| Tax Paid | | (344) | | (28) |
| **Investing Activities** | | | | |
| Additions to Fixed Assets | (29,662) | | (16,803) | |
| Proceeds from Disposal of Fixed Assets | 337 | | 457 | |
| | | (29,325) | | (16,346) |
| **Financing Activities** | | | | |
| Deposit for Share purchase | - | | 103,522 | |
| Proceeds from rights issue | 6,669 | | | |
| Loan released to Deposit against shares | - | | (10,687) | |
| Bank Loan paid | (2500) | | 2,500 | |
| Short Term Loan | (1,510) | | - | |
| | | 2,659 | | 95,335 |
| **Net Increase In Cash and Cash Equivalents** | | 16,426 | | 43,898 |
| Balance at 1st January | | 25,456 | | (18,442) |
| Balance at 31st December | | 41,882 | | 25,456 |
| **Analysis of Cash and Bank Balances:** | | | | |
| Cash at Bank and on Hand | | 41,893 | | 25,926 |
| Bank Overdraft | | (11) | | (470) |
| | | 41,882 | | 25,456 |

**GHANA BREWERIES LIMITED**

**NOTES FORMING PART OF THE FINANCIAL STATEMENTS**

**FOR THE YEAR ENDED 31ST DECEMBER, 2003**

## 1. ACCOUNTING POLICIES

The following accounting policies have been adopted and applied consistently in dealing with items which are considered material in relation to the Company's financial statements.

### (a) Basis of Accounting

These financial statements have been prepared under the historical cost convention as modified by the revaluation of certain fixed assets.

### (b) Depreciation

Depreciation is calculated on the straight-line basis using the following annual rates which are expected to write off the gross value of each fixed asset over its estimated useful life:

| | | % |
|---|---|---|
| Land and Buildings | Leasehold Land and Buildings | 2.50 |
| Plant and Machinery | Bottling | 6.67 |
| | Brewing | 3.33 |
| | Utilities | 6.67 |
| | Workshop | 10.00 |
| Motor Vehicles | Forklift/Trucks | 20.00 |
| | Trucks and Road Vehicles | 33.33 |
| Furniture and Equipment | - | 20.00 |
| Packaging Materials | | 12.50 |

### (c) Stocks

Stocks are valued on a first in first out basis at the lower of cost and net realisable value. Cost includes all direct expenses incurred in bringing the stocks to their current state under normal operating conditions.

103

### (d) Debtors

Debtors are stated after making provision for debts considered to be doubtful.

**(e) Foreign Exchange**

Transactions denominated in foreign currencies are translated into cedis at the rates of exchange ruling at the dates of the transactions. Balances are translated at the rates of exchange ruling at the balance sheet date. Resultant exchange translation differences are recognized in the profit and loss account.

**(f) Sales**

Sales represent the value of goods invoiced to customers in the year net of returns, trade discounts and value added tax.

**(g) Deferred Tax**

Provision is made for deferred tax by reason of capital allowances exceeding the corresponding depreciation charges and other timing differences.

**2. TURNOVER:**

| | 2003 ¢'m | 2002 ¢'m |
|---|---|---|
| Gross Sales Value | 316,219 | 218,678 |
| Less: VAT/Excise Duty | (109,545) | (82,569) |
| | 206,674 | 136,109 |

**3. TRADING PROFIT/(LOSS)** is stated after charging:

| | 2003 | 2002 |
|---|---|---|
| Depreciation | 14,784 | 10,024 |
| Directors' Remuneration | 1,275 | 1,326 |
| Auditors' Remuneration | 240 | 190 |
| Donations | 174 | 119 |
| Exchange Differences (Net) | - | 6,530 |

4. **OTHER INCOME** comprises:

| | 2003 ¢'m | 2002 ¢'m |
|---|---|---|
| Sundry Income | 27 | 37 |
| Profit on Sale of Fixed Assets (Note 7b) | 252 | 457 |
| Rental Income | 70 | 56 |
| Realised Exchange Gain | 6,433 | - |
| | 6,782 | 550 |

5. **NET FINANCIAL CHARGES**

| | 2003 ¢'m | 2002 ¢'m |
|---|---|---|
| Interest Received | 230 | 20 |
| Interest Charges | (2,015) | (9,440) |
| | (1,785) | (9,420) |

6(a) **TAXATION**

| | Balance 1/1/03 | Payments During the Year | Charge for the Year | Balance 31/12/03 |
|---|---|---|---|---|
| **Income Tax** | | | | |
| Pre 1998 | (17) | - | - | (17) |
| 1998 | (555) | - | - | (555) |
| 1999 | (317) | - | - | (317) |
| 2001 | (37) | - | - | (37) |
| **Capital gains Tax** | | | | |
| 1999 | 108 | - | - | 108 |
| **National Reconstruction Levy** | | | | |
| 2001 | (72) | - | | (72) |
| 2002 | (28) | - | - | (28) |
| 2003 | - | (344) | 689 | 345 |
| | (918) | (344) | 689 | (573) |

The above tax position is subject to agreement with the Internal Revenue Service.

(b) **Deferred Tax**

| | 2003 | 2002 |
|---|---|---|
| At 31st December | 454 | 454 |

Deferred taxes on material temporary differences results in deferred tax assets for which there is no reasonable probability of realisation in the near future.

## 7. FIXED ASSETS

| 7(a) | Leasehold Land and Buildings ¢'m | Plant and Machinery ¢'m | Packaging Equipment ¢m | Furniture and Equipment ¢'m | Motor Vehicles ¢'m | Capital Work in Progress ¢'m | Total ¢'m |
|---|---|---|---|---|---|---|---|
| **Gross Value** | | | | | | | |
| At 1st January 2003 | 50,742 | 118,472 | 12,063 | 13,465 | 8,513 | 5,370 | 208,625 |
| Additions | 299 | 4,025 | 12,314 | 2,961 | 4,851 | 5,212 | 29,662 |
| Disposals/Write Offs | | (3,623) | - | - | (546) | - | (4,169) |
| Transfers | 151 | 1,207 | - | 57 | - | (1,415) | - |
| Re-classifications | - | - | - | - | - | - | - |
| At 31st December 2003 | 51,192 | 120,081 | 24,377 | 16,483 | 12,818 | 9,167 | 234,118 |
| **Comprising:** | | | | | | | |
| Cost of Assets Revalued | 2,278 | 20,946 | - | 252 | 371 | - | 23,847 |
| Surplus/(Deficit) on Revaluation | 40,374 | 58,385 | - | (96) | 76 | - | 98,739 |
| At Revaluation | 42,652 | 79,331 | - | 156 | 447 | - | 122,586 |
| Cost of Assets Not Revalued | 8,540 | 40,750 | 24,377 | 16,327 | 12,371 | 9,167 | 111,532 |
| | 51,192 | 120,081 | 24,377 | 16,483 | 12,818 | 9,167 | 234,118 |
| **Accumulated Depreciation** | | | | | | | |
| At 1st January 2003 | 25,001 | 68,049 | 2,246 | 5,869 | 5,597 | - | 106,762 |
| Charge for the year | 902 | 5,291 | 4,778 | 1,986 | 1,827 | - | 14,784 |
| Released on Disposal | - | (2,102) | - | - | (461) | - | (2,563) |
| Re-classifications | - | - | - | - | - | - | - |
| At 31st December 2003 | 25,903 | 71,238 | 7,024 | 7,855 | 6,963 | - | 118,983 |
| **Net Book Value** | | | | | | | |
| At 31st December 2003 | 25,289 | 48,843 | 17,353 | 8,628 | 5,855 | 9,167 | 115,135 |
| At 31st December 2002 | 25,741 | 50,423 | 9,817 | 7,596 | 2,916 | 5,370 | 101,863 |

Leasehold Land and Building as well as Plant and Machinery were revalued by Directors as at 31st December 2000 by means of indices derived from statistics of increases in prices over periods prior to the date of the revaluation.

### 7(b) Disposal of Fixed Assets:

| | 2003 ¢'m | 2002 ¢'m |
|---|---|---|
| Gross Value | 546 | 1,002 |
| Less: Accumulated Depreciation | (461) | (1,002) |
| Net Book Value | 85 | - |
| Proceeds on disposal | 337 | 457 |
| Profit on Disposal | 252 | 457 |

### 7(c) Fixed Assets Written Off:

Previously revalued assets no longer considered useful were written off as follows:

| | 2003 | 2002 |
|---|---|---|
| Gross Value | 3,623 | - |
| Less: Accumulated Depreciation | (2,102) | - |
| Loss on Assets Written off | 1,521 | - |

## 8. STOCKS

| | 2003 | 2002 |
|---|---|---|
| Raw and Packaging Materials | 42,091 | 26,689 |
| Beer and Malt in Process | 4,655 | 3,656 |
| Finished Products | 251 | 177 |
| Consumables and Technical Spares | 20,580 | 13,180 |
| | 67,577 | 43,702 |

## 9. DEBTORS

| | 2003 | 2002 |
|---|---|---|
| Inter Company | 3,362 | 778 |
| Trade Debtors | 17,859 | 13,326 |
| Due from Officers of the Company | 1,776 | 749 |
| Prepayments | 796 | 849 |
| Sundry Debtors | 3,319 | 6,164 |
| | 27,112 | 21,866 |

The maximum amount due from officers of the company during the year amounted to approximately ¢1,776m (2002: ¢749m).

## 10. BORROWI IGS

### (a) Overdraft fa cilities

The company had at 31st December, 2003 approved overdraft facilities of ¢10 billion (2002:¢35 billion) of which ¢1 t aillion (2002: ¢470 million) had been drawn at the balance sheet date.

### (b) Bank Loan

This relates to the ou standing balance on loans taken from the bank.

### (c) Short-term l oan

Classified as short-te m loan is a local currency loan from an associated company.

## 11. CREDITOR S

| | 2003 ¢'m | 2002 ¢'m |
|---|---|---|
| Trade Creditors | 6,959 | 6,580 |
| Accrued Liabilities | 1,063 | 1,767 |
| VAT/Excise Duty | 12,740 | 8,368 |
| Other Creditors | 5,120 | 574 |
| Due to Associated Co mpanies | 24,122 | 9,405 |
| Staff Gratuity and Pe nsion provision | 7,147 | - |
| | 57,151 | 26,694 |

## 12. EXCEPTIO NAL ITEMS

| | | | |
|---|---|---|---|
| (i) | Staff Gratuity and Pension provision | 7,147 | - |
| (ii) | Redundancy cost provision | - | (3,010) |
| | | 7,147 | (3,010) |

## 13. REDUCTIO N OF STATED CAPITAL

By a special resoluti on passed on April 15, 2003 and supported by a court order dated June 16, 2003 the company was authori sed to reduce its stated capital by ¢40,589million. The reduction in the company's stated capital was as follows:

| | | |
|---|---|---|
| Transfer from Ordina ry Share Capital | 32,297 | - |
| Transfer from Prefere nce Share Capital | 8,292 | - |
| | 40,589 | - |

## 14. STATED CAPITAL

| | Ordinary Shares '000 | Preference Shares '000 | Total |
|---|---|---|---|
| **No of Shares Issued** | | | |
| Balance brought forward | 28,918 | 420 | |
| Subscription/Conversion | - | (342) | |
| Issued during the year | 305,305 | - | |
| Total Balance carried forward | 334,223 | 78 | |
| **Consideration** | ¢'m | ¢'m | ¢'m |
| Balance brought forward | 32,441 | 42,000 | 74,441 |
| Reduction in Stated Capital | (32,297) | (8,292) | (40,589) |
| Proceeds from rights issue | 105,956 | (6,452) | 99,504 |
| Proceeds from Zero Coupon Bond | 10,687 | - | 10,687 |
| Additional Conversion of Preference Shares | 21,298 | (21,298) | - |
| | 138,085 | 5,958 | 144,043 |

**This is represented as follows:**

| | 2003 '000 | 2002 '000 |
|---|---|---|
| **Ordinary Shares** | | |
| For Cash | 55,365 | 6,697 |
| For Consideration other than Cash | 82,720 | 25,744 |
| | 138,085 | 32,441 |
| **Preference Shares** | | |
| For Consideration other than Cash | 5,958 | 42,000 |
| As per Balance Sheet | 144,043 | 74,441 |

During the year, the number of authorised shares was increased from 30 million to 1,000 million by a special resolution.

There are no shares in treasury and no call or installment unpaid on any shares.

The terms of the Preference Shares are as follows:

- They are redeemable 10 years after the date of conversion or earlier at the choice of Ghana Breweries Limited.
- Non-cumulative dividend will be equal to 12.5% of the Free Cash Flow of Ghana Breweries Limited as defined in the Share Purchase Agreement.
- No dividend will be payable if none is declared on the ordinary shares.

## 15. CAPITAL SURPLUS

| | 2003 ¢'m | 2002 ¢'m |
|---|---|---|
| Balance at 1st January | 22,187 | 22,187 |
| *Less: Transfer to Income Surplus:* | | |
| Revaluation surplus released | (1,540) | - |
| Balance at 31st December | 20,647 | 22,187 |

## 16. DEPOSIT AGAINST SHARE PURCHASE

| | | |
|---|---|---|
| Cash Deposit | - | 42,000 |
| Inter-Company Debt Bond | - | 10,687 |
| Conversion of IBECOR, HTS and HI debt | - | 50,835 |
| | - | 103,522 |

## 17. CONTINGENT LIABILITIES

| | | |
|---|---|---|
| Legal Suits | 1,092 | 817 |

Excluded from these financial statements is a yet-to-be-determined Pension Fund Liability of ¢2,524 million.

## 18. RELATED PARTY TRANSACTIONS

(i) Raw material and technical spares parts worth ¢80,617 million were purchased from IBECOR a subsidiary of the parent company.

(ii) Included in creditors is an amount of ¢17,731million in respect of Technical service fees due to Heineken Technical Services, a subsidiary of the parent company.

## 19. DIRECTORS' SHAREHOLDING

The Directors named below hold the following number of shares in the Company:

| | 2003 | 2002 |
|---|---|---|
| Ishmael Evans Yamson | 36,805 | 7,361 |
| Ebenezer Magnus Boye | 70,000 | 6,956 |
| Martin Eson Benjamin | 31,721 | 4,721 |
| Sir. (Dr). Kwame Donkor Fordwor | 220,000 | 3,346 |
| Dorothea Plantenga-Hogewonig | 20,000 | - |

## 20. CAPITAL COMMITMENTS

Commitments in respect of capital expenditure amounted to ¢6,692m (2002: *¢Nil*) at the balance sheet date.

## 21. POST BALANCE SHEET EVENTS

Initiatives have been taken by Heineken (majority shareholder in Ghana Breweries Limited) and Diageo (majority shareholder in Guinness Ghana Limited) to merge Ghana Breweries Limited with Guinness Ghana Limited, subject to regulatory approvals.

## 22. EXCHANGE CONTROL

All remittances from Ghana are subject to the approval of the exchange control authorities.

## 23. ANALYSIS OF SHAREHOLDING

**Distribution Schedule of Equity Security as at 31st December, 2003**

| Class of Equity | Number of Shareholders Within Range | Total Holding | Percentage of Holding % |
|---|---|---|---|
| 1 - 1,000 | 1,275 | 567,379 | 0.17 |
| 1,001 - 5,000 | 447 | 1,131,969 | 0.34 |
| 5,001 - 10,000 | 46 | 335,677 | 0.10 |
| 10,001 – 9,999,999,999 | 77 | 332,188,080 | 99.39 |
| TOTAL | 1,845 | 334,223,105 | 100.00 |

| NAME | NO. OF SHARES | % |
|---|---|---|
| 1. Heineken International | 248,711,074 | 74.41 |
| 2. SSNIT | 62,377,222 | 18.66 |
| 3. D. Ofori | 6,204,111 | 1.86 |
| 4. Limba Ghana Limited | 3,911,791 | 1.17 |
| 5. GCS Account/P. Portfolio | 2,688,008 | 0.80 |
| 6. CFAO Liverpool | 747,890 | 0.22 |
| 7. E. N. Safo-Nyame | 678,041 | 0.20 |
| 8. KBL Co-op. Credit Union Ltd. | 600,005 | 0.18 |
| 9. CDH Asset Management Ltd | 510,770 | 0.15 |
| 10. Falcon OP LP | 472,002 | 0.14 |
| 11. MIHL Nominees A C 9 | 450,000 | 0.13 |
| 12. GBL Employee Share Option | 388,000 | 0.12 |
| 13. PZ Cussons Ghana Ltd. | 311,633 | 0.09 |
| 14. Merban Investment Holdings Limited | 288,500 | 0.09 |
| 15. MIHL Nominees A C 12 | 255,000 | 0.08 |
| 16. G.B. Otoo | 250,722 | 0.08 |
| 17. National Trust Holding Company Ltd | 248,080 | 0.07 |
| 18 DBL Trading Account. | 246,676 | 0.07 |
| 19. L. Prempeh | 226,000 | 0.07 |
| 20. Sir Dr. K.D. Fordjour | 220,000 | 0.07 |
| Reported Totals | 329,785,525 | 98.67 |
| Not Reported | 4,437,580 | 1.33 |
| Company Total | 334,223,105 | 100.00 |


STAR
Gulder
Gulder
LAGER BEER
Heineken

# 2002 Annual Report

GB

Ghana Breweries Limited


Come Alive!
PREMIUM QUALITY
STAR
SERVE CHILLED
LAGER BEER
Sparkling clean, genuinely fresh.
So smooth, so full of life.
Aaah! it's the original.
STAR experience the brightness

# CONTENTS

# BOARD OF DIRECTORS, OFFICIALS AND REGISTERED OFFICE.

| | | |
|---|---|---|
| **Chairman** | - | M. Eson-Benjamin |
| **Managing Director** | - | O. S. Adebanji |
| **Secretary** | - | J. A. Debrah |
| **Directors** | - | J-L. M. Homé<br>J. H. van Mameren<br>I. E. Yamson<br>E. M. Boye<br>K. Donkoh Fordwor<br>W. Kusi-Atansah<br>D. Plantenga-Hogewoning<br>C. J. G. Nouwens<br>S. B. J. Jansen *(Resigned 24/12/02)* |
| **Auditors** | - | KPMG<br>25 Liberia Road,<br>P. O. Box 242,<br>Accra. |
| **Registered Office** | - | Ghana Breweries Limited<br>Mile 7, Accra-Nsawam Road,<br>P. O. Box AH114,<br>Achimota, Accra. |
| **Registrars** | - | Merchant Bank (Ghana) Limited,<br>Merban House,<br>44 Kwame Nkrumah Avenue,<br>P. O. Box 401,<br>Accra. |

NOTICE is hereby given that the next Annual General Meeting of the Members of Ghana Breweries Limited will be held at the Prempeh Assembly Hall, Kumasi on Tuesday 8th July, 2003 at 11 o'clock in the forenoon for the following purposes:-

## AGENDA

1. To receive the Report of the Directors, Financial Statements of the company for the year ended 31st December, 2002 and the Report of the Auditors thereon.
2. To re-elect Directors.
3. To approve Directors' Fees.
4. To authorise the Directors to fix the remuneration of the Auditors.

A member of the Company entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of him. A proxy need not also be a member. A form of proxy is attached.

All forms of proxy should be completed and deposited at the Registered Office of the Company not less than 48 hours before the time for holding the Meeting to be valid for the purposes of the meeting.

Dated this 16th day of May, 2003.

By Order of the Board

Joe Aboagye Debrah
Secretary

**Registered Office:**
Ghana Breweries Limited
Mile 7, Accra-Nsawam Road,
P. O. Box AH114,
Achimota, Accra.

| | 2002 | 2001 | % Change |
|---|---|---|---|
| | ¢'M | ¢'M | |
| Turnover | 136,109 | 109,463 | 24.3 |
| Loss Before Tax | (12,644) | (10,633) | (18.9) |
| Loss After Tax | (12,644) | (10,633) | (18.9) |
| Dividend | NIL | NIL | - |
| Operating Cashflow | (25,643) | 12,083 | (312.2) |
| Shareholders' Funds | 159,561 | 68,683 | 132.3 |
| Capital Expenditure | 16,803 | 12,423 | 35.3 |

| Per Ordinary Share Data | Cedis | Cedis |
|---|---|---|
| Dividend per Ordinary Share | - | - |
| Earnings per Ordinary Share | (437.2) | (367.7) |
| Net Assets per Ordinary Share | 5,517.7 | 2,375.1 |

*Dear Shareholder,*



It gives me pleasure to welcome you to the 5th Annual General Meeting of our company and the second meeting in the year following the Extra-ordinary General Meeting (EGM) in April 2003. The meeting in April was very successful as you approved far-reaching decisions that would impact positively on the future of our company.

The Circular regarding the Capital Restructuring has been sent to you and I expect that by now you have considered the need to subscribe to your rights. Permit me to emphasise that the Capital Restructuring exercise is necessary to reverse the weak capital structure of your company. It will assist to reduce foreign exchange exposure and eliminate the high interest burden. Additionally, it will allow for the write-off of the deficit on Income Surplus Account against Share Capital and pave the way for the payment of dividend to shareholders in the near future.

The results of your company in 2002 were negative as a result of high foreign exchange losses and interest burden. However, the commitment made by the majority shareholder, Heineken, to put in fresh capital and to convert inter-company debt into equity, together with the significant contribution from management and staff, have already resulted in a reversal of the poor performance last year. Already in the first quarter of 2003, a net profit of ¢3.8bn has been recorded.

*Economic Environment*

The Ghanaian economy recorded relative macro-economic stability in 2002. Interest rates declined from an average of 45% in 2001 to 28% in 2002. Inflation also dropped from 21.3% in December 2001 to 15.2% at the end of December 2002. Although this was below the Government's target of 13%, it was a good achievement. The depreciation of the cedi against major international currencies during the year was higher than 2001. The euro and the dollar depreciated by 36% and 13% in 2002, compared to the 2.9% and 3.7% recorded in 2001 for both currencies respectively.

*Operating Environment*

Competition in the brewed products market remained fierce throughout 2002. This induced the brewed products market to grow by 27.2%, compared to the mere 2.5% growth recorded in 2001.

Inspite of the significant growth achieved by the industry, the results of your company did not reflect this improvement, due mainly to the sharp depreciation of the Cedi against the Euro in 2002 and the high interest burden on borrowed funds. The impact of the Cedi depreciation was two-fold: costs of imported raw/packaging materials and spare parts went up sharply while our euro-denominated debts attracted huge exchange losses.

*Financial Highlights*

Net turnover was ¢136 bn in 2002, representing an increase of 24% over 2001. Operating profit (before foreign exchange losses and redundancy costs) improved significantly from negative ¢2.8bn in 2001 to ¢6.3bn in 2002. This reflects strategies implemented by management to control costs and improve sales revenue.

In 2002, your company implemented the first phase of a restructuring plan. This resulted in a 20% reduction in staff strength. The exercise was executed after negotiations with the industrial & Commercial Workers Union leading to mutually satisfactory terms for the redundant staff. To fund these redundancies in 2002, your company set aside ¢3bn, in addition to the ¢5.4bn booked in 2001.

Financial Charges declined from ¢11.4bn in 2001 to ¢9.4bn. Although interest rates dropped from an average of 45% in 2001 to 28% in 2002, your company had to rely on additional bank borrowings to finance working capital requirements and capital expenditure.

The strong performances at the turnover and operating profit levels and the lower interest charges notwithstanding, net loss increased from ¢10.6 bn to ¢12.6 bn. This was attributable to the 36% depreciation of the Cedi against the Euro during 2002, which led to significant exchange losses on inter-company debts.

Cash Flow improved as a result of the Euro 5 million Deposit against Shares paid by our parent company, Heineken, in December 2002. Euro 3 million of that amount was used in paying off a major part of the overdrafts and other short-term loans contracted from some Local banks.

VAT / Excise duties paid to government was ¢82.5bn, compared to ¢75.2bn in 2001, and represented an increase of 9.7% compared to 2001.

*Capital Investment*

The late start in implementing the Capital Restructuring Programme for the business also delayed major capital investments. A total of ¢16.8 bn was however invested in essential plant and equipment during the year. These investments were needed to enhance production efficiencies, enlarge cost-savings, to improve product quality and enhance overall productivity.

*Dividend*

As a result of the negative balance on our Income Surplus Account and the legal restrictions under Section 71(b) of the Companies Code 1963 (Act 179), the Board deeply regrets its inability to recommend the payment of dividend for 2002. As already explained, the elimination of this deficit on the Income Surplus Account forms part of the Capital Restructuring Exercise currently underway.

*Community Relations*

We continued to discharge our social obligations to civil society as part of our corporate social responsibility programme. The areas of special interest to your company were water conservation, environmental protection, education and healthcare. Our focus was on programmes and activities that would prove beneficial to many people in our host communities.

*Our People*

In 2002, thanks to the cooperation of staff at all levels, your company enjoyed a peaceful and excellent workplace environment.

We continued our focus on building team spirit and developing employee core competencies through various training programmes.

On behalf of the Board, we wish to acknowledge the contribution of the staff and to thank them for their commitment to the vision of the business and to solicit their continued support and cooperation with management to ensure that the company returns to profitability.

*Prospects*

Following your approval of the Capital Restructuring Plan at the recent EGM, we are well placed to resolve the major operational challenges of strengthening the very weak balance sheet and improving cash-flow to meet working capital requirements and accelerate value-creation. At the end of the exercise, overdrafts and the euro-denominated debts would be reduced considerably.

Management is taking every step to ensure that there is adequate production capacity available to meet market requirements. In the short-term, we shall focus on volume growth and the improvement of turnover and operating profit. This will be achieved through affordable products, a strong relationship with the trade at all levels and by ensuring stringent cost management. The major thrust of our treasury management activities in 2003 would be to restrict Bank borrowing/short-term debt and to rely on internally generated funds to meet cash flow needs. Focus will also be on managing the Company's forex exposure level to ensure that exchange losses are minimised. Operational complexities would continue to be rationalised, to allow for a better focus on value-creating activities.

Environmental protection activities, including lower energy and lower water utilisation and the improvement of employee safety and health will continue to engage our attention.

As I have already indicated, the first signs of the improvement in the fortunes of your business are already evident in the operating profit recorded in the first quarter of this year. I am confident that we can sustain this trend throughout the year and close 2003 with a positive result, thereby enabling your company pay dividend in 2004.

*Conclusion*

With the expected completion of the Capital Restructuring exercise this year, your company would be on course to take advantage of the growth in the brewery industry. This would enable us to focus on enlarging shareholder-value and improving return on our investments. In the short-term, we foresee considerable challenges on the socio-economic horizon. Nevertheless, we firmly believe that our investments aimed at upgrading the efficiency of our production, distribution and marketing systems, together with improvement in the skills and capabilities of our people would give us the capacity to weather the economic storms and capitalise on opportunities in the market.

Our company is even more resolved to benefit from the peaceful socio-political environment and to put behind it the unfortunate shortfall in our performance in the recent past. The overriding goal remains to return the company to profit and increase shareholder value in the years ahead.

Martin Eson-Benjamin


The taste of
success
...the ultimate
Gulder

# REPORT OF THE DIRECTORS

The Directors have pleasure in submitting to the members their Annual Report together with the Financial Statements of the Company for the year ended 31st December 2002.

**Trading Results**

Net Loss after taxation for the year was ¢12,644 million as against a loss of ¢10,633 million in 2001.

The Directors are unable to recommend the payment of a dividend to members in view of the deficit on the Income Surplus Account and in accordance with Section 71(b) of the Companies Code, 1963 (Act 179).

**Nature of Business**

The principal activities of the Company continue to be brewing and marketing of beer and soft drinks.

**Board of Directors**

Mr. Stephen Jansen resigned as a member of the Board on 24th December, 2002.

The Directors to retire by rotation in accordance with Regulation 64 of the Regulations of the Company are Messrs. J. H. van Mameren, C. J. G. Nouwens and Mrs Door Plantenga-Hogewoning. The retiring Directors being eligible are seeking re-election.

**Auditors**

In accordance with Section 134(5) of the Companies Code, 1963 Messrs. KPMG continue in office as Auditors of the Company.

BY ORDER OF THE BOARD

M. Eson-Benjamin (Chairman)

O. S. Adebanji (Managing)

} Directors

Accra, 14th April, 2003.

We have audited the financial statements on pages 11 to 19 which have been prepared in accordance with International Accounting Standards and Ghana Accounting Standards. We have obtained all the information and explanations we required.

**Respective Responsibilities of Directors and Auditors**

These financial statements are the responsibility of the directors. Our responsibility is to express an opinion on these financial statements based on our audit.

**Basis of Opinion**

We conducted our audit in accordance with International Standards on Auditing and Ghana Standards on Auditing. These standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. It also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Opinion**

In our opinion, proper books have been kept and the financial statements, which are in agreement therewith, comply with the Companies Code, 1963 (Act 179) and give a true and fair view of the financial position of the company at 31st December 2002 and of the results of its operations and cash flows for the year then ended.

KPMG

Chartered Accountants
2nd Floor, Mobil House,
Liberia Road,
P. O. Box 242,
Accra, Ghana.

Date: 14th April, 2003

| FOR THE YEAR ENDED 31ST DECEMBER | NOTES | ¢MILLIONS 2002 | 2001 |
|---|---|---|---|
| **Turnover** | 2 | **136,109** | 109,463 |
| Cost of Sales | | **(78,511)** | (64,114) |
| **Gross Profit** | | **57,598** | 45,349 |
| General, Administrative and Selling Expenses | | **(58,362)** | (48,639) |
| **Operating Loss** | 3 | **(764)** | (3,290) |
| Other Net Income | 4 | **550** | 485 |
| **Exceptional Items** | | **(3,010)** | 3,554 |
| (Loss)/Profit before Financial charges | | **(3,224)** | 749 |
| Financial Charges (Net) | 5 | **(9,420)** | (11,382) |
| **Loss before Taxation** | | **(12,644)** | (10,633) |
| Taxation | 6(c) | - | - |
| **Loss transferred to Income Surplus Account** | | **(12,644)** | (10,633) |

## INCOME SURPLUS ACCOUNT FOR THE YEAR ENDED 31ST DECEMBER

| | | 2002 | 2001 |
|---|---|---|---|
| Balance as at 1st January | | **(27,945)** | (31,369) |
| Prior Year Adjustment | 13 | - | 2,217 |
| Balance at 1st January re-stated | | **(27,945)** | (29,152) |
| Loss for the year | | **(12,644)** | (10,633) |
| Transfer from Capital Surplus | 14 | - | 18,437 |
| Loss on Assets Written-Off | 7c | - | (6,597) |
| Balance as at 31st December | | **(40,589)** | (27,945) |

*The notes on pages 14 to 19 form part of these Financial Statements.*
*Auditors' report on page 10*

# BALANCE SHEET

| AS AT 31ST DECEMBER | NOTES | ¢MILLIONS 2002 | 2001 |
|---|---|---|---|
| **FIXED ASSETS** | 7(a) | 101,863 | 95,084 |
| **CURRENT ASSETS** | | 92,412 | 76,461 |
| Stocks | 8 | 43,702 | 42,476 |
| Debtors | 9 | 21,866 | 26,803 |
| Taxation | 6(c) | 918 | 890 |
| Bank and Cash Balances | | 25,926 | 6,292 |
| **LESS CURRENT LIABILITIES** | | 34,260 | 91,721 |
| Creditors | 11 | 26,694 | 62,391 |
| Bank Overdraft | 10(a) | 470 | 24,734 |
| Bank Loan | 10(b) | 2,500 | |
| Short-Term Loan | 10(c) | 4,596 | 4,596 |
| **NET CURRENT ASSETS / (LIABILITIES)** | | 58,152 | (15,260) |
| | | 160,015 | 79,824 |
| Medium -Term Loan | 10(d) | - | (10,687) |
| Deferred Tax Liability | 6(c) | (454) | (454) |
| **NET ASSETS** | | 159,561 | 68,683 |
| Financed by: | | | |
| STATED CAPITAL | 14 | 74,441 | 74,441 |
| CAPITAL SURPLUS | 15 | 22,187 | 22,187 |
| INCOME SURPLUS | | (40,589) | (27,945) |
| DEPOSIT FOR SHARE PURCHASE | 16 | 103,522 | - |
| SHAREHOLDERS' FUNDS | | 159,561 | 68,683 |

The Financial Statements on pages 11 to 19 were approved by the Board of Directors on 14th April, 2003 and were signed on its behalf by:

M. Eson-Benjamin
O. S. Adebanji } Directors

*The notes on pages 14 to 19 form part of these Financial Statements.*
*Auditors' report on page 10.*

# CASH FLOW STATEMENT

GB

| FOR THE YEAR ENDED 31ST DECEMBER | ¢MILLIONS 2002 | 2001 |
|---|---|---|
| **Operating Profit (before Investment Returns and Servicing of Finance)** | (3,224) | 749 |
| Add/(less): | | |
| Depreciation | 10,024 | 9,439 |
| Loss on Sale of Fixed Assets | (457) | (217) |
| Loss on Fixed Assets Written-Off | - | 357 |
| Increase in Stock | (1,226) | (5,479) |
| Decrease/(Increase) in Debtors | 4,937 | (4,946) |
| (Decrease) / Increase in Creditors | (35,697) | 12,180 |
| **Net Cash (Outflow)/Inflow from Operating Activities** | (25,643) | 12,083 |
| **Returns on Investment and Servicing of Finance** | | |
| Interest Received | 20 | 138 |
| Interest Paid | (9,440) | (11,520) |
| **Net Cash Outflow from Returns on Investment and Servicing of Finance** | (9,420) | (11,382) |
| **Tax Paid** | (28) | (109) |
| **Investing Activities** | | |
| Fixed Assets Purchased | (16,803) | (12,423) |
| Proceeds from Sale of Fixed Assets | 457 | 217 |
| **Net Cash Outflow from Investing Activities** | (16,346) | (12,206) |
| **Net Cash flow before Financing** | (51,437) | (11,614) |
| **Financing:** | | |
| Deposit for Share Purchase | 103,522 | - |
| Loan released to Deposit Against Shares | (10,687) | - |
| Short-Term Loan | 2,500 | - |
| Net Cash Inflow / (Outflow) | 43,898 | (11,614) |
| **A. Analysis of changes in Cash and Cash Equivalents during the year:** | | |
| Balance at 1st January | (18,442) | (6,828) |
| Net Cash inflow / (Outflow) | 43,898 | (11,614) |
| Balance at 31st December | 25,456 | (18,442) |
| **B. Analysis of Cash and Cash Equivalents:** | | |
| Cash at Bank | 25,926 | 6,292 |
| Bank Overdraft | (470) | (24,734) |
| Balance at 31st December | 25,456 | (18,442) |

## 1. ACCOUNTING CONVENTION

These Financial Statements have been prepared under the historical cost convention as modified by the revaluation of certain fixed assets.

### Accounting Policies

The significant accounting policies adopted by the Company and used in arriving at the financial information set out in these accounts are as follows:

### Fixed Assests Depreciation

Depreciation is calculated on a straight-line basis using the following annual rates, which are expected to write off the gross value of each fixed asset over its estimated useful life:

| | | % |
|---|---|---|
| Land and Buildings | - Leasehold Land and Buildings | 2.5 |
| Plant and Machinery | - Bottling | 6.67 |
| | Brewing | 3.33 |
| | Utilities | 6.67 |
| | Workshop | 10.00 |
| Motor Vehicles | - Forklift/Trucks | 20.00 |
| | Road Vehicles | 33.33 |
| Furniture & Equipment's | - | 20.00 |
| Packaging Materials | - | 12.50 |

### Stocks

Stocks are valued on a first in first out basis at the lower of cost and net realisable value. Cost includes all direct expenses incurred in bringing the stocks to their current state under normal operating conditions.

### Debtors

Provisions are made for specific debts considered to be doubtful.

### Foreign Exchange

Transactions denominated in foreign currencies are translated into cedis at the rates of exchange ruling at the date of the transactions. Balances in foreign currencies are translated into cedis at the rates of exchange ruling at the Balance Sheet date. The resultant gains or losses are recognised in the profit and loss account.

### Turnover

Turnover represent the value of goods invoiced to customers in the year net of all returns, trade discount and taxes collected for the Government.

### Deferred Taxation

Provision is made for deferred tax using the liability method on temporary differences to extent that an assets or liability is probable to crystalise.

### Research and Development

Expenditure on research and the development of new products is charged against profits for the year in which it is incurred.

| | ¢MILLIONS 2002 | 2001 |
|---|---|---|
| **2. TURNOVER** | | |
| Gross Sales Value | 218,678 | 184,669 |
| Less: Taxes collected for Government | (82,569) | (75,206) |
| Excise Duty | (57,429) | (53,535) |
| VAT | (25,140) | (21,671) |
| | 136,109 | 109,463 |
| **3. OPERATING LOSS** | | |
| Operating loss is stated after charging:- | | |
| Depreciation | 10,024 | 9,439 |
| Auditors' Remuneration | 190 | 175 |
| Director's Remuneration | 1,326 | 1,021 |
| Charitable Donations | 119 | 94 |
| Exchange Difference (Net) | 6,530 | 341 |
| **4. OTHER NET INCOME:** | | |
| Profit on sale of fixed assets (Note 7b) | 457 | 217 |
| Rental Income | 56 | 4 |
| Other Income | 37 | 264 |
| | 550 | 485 |
| **5. FINANCIAL CHARGES:** | | |
| Interest on Current Accounts | 20 | 138 |
| Interest Charges | (9,440) | (11,520) |
| | (9,420) | (11,382) |

6. TAXATION

| | Balance 01/01/02 | Payments during the year | Charge for the year | Balance 31/12/02 |
|---|---|---|---|---|
| **(a) Income Tax:** | | | | |
| Pre -1998 | (17) | -- | -- | (17) |
| 1998 | (555) | -- | -- | (555) |
| 1999 | (317) | -- | -- | (317) |
| 2001 | (37) | -- | -- | (37) |
| **(b) Capital Gains Tax:** | | | | |
| 1999 | 108 | -- | -- | 108 |
| **(c) National Reconstruction Levy:** | | | | |
| 2001 | (72) | -- | -- | (72) |
| 2002 | | (28) | | (28) |
| | (890) | (28) | -- | (918) |

The above tax position is subject to agreement with the Internal Revenue Service.

| (d) Deferred Tax | 2002 | 2001 |
|---|---|---|
| At 1st January | 454 | 454 |
| Provision for the year | - | - |
| At 31st December | 454 | 454 |

*Deferred taxes on material temporary difference results in deferred tax assets for which there is no reasonable probability of realisation in the near future.*

## 7. FIXED ASSETS

¢MILLIONS

| (a) Fixed Assets comprise:- | Leasehold Land and Buildings | Plant and Machinery | Packaging Materials | Furniture and Equipment | Motor Vehicles | Work in Progress | Total Fixed Assets |
|---|---|---|---|---|---|---|---|
| **Gross Value:-** | | | | | | | |
| At 1st January, 2002 | 50,648 | 116,942 | 11,624 | 6,351 | 6,353 | 907 | 192,825 |
| Additions | - | - | 3,000 | - | - | 13,803 | 16,803 |
| Disposals | - | - | - | (903) | (100) | - | (1,003) |
| Transfers | 94 | 2,664 | 2,567 | 1,755 | 2,260 | (9,340) | - |
| Re-classifications | - | (1,134) | (5,128) | 6,262 | - | - | - |
| At 31st December, 2002 | 50,742 | 118,472 | 12,063 | 13,465 | 8,513 | 5,370 | 208,625 |
| **Comprising:-** | | | | | | | |
| Cost of assets revalued | 2,278 | 20,946 | - | 252 | 371 | - | 23,847 |
| Surplus / (Loss) arising on previous revaluation | 40,347 | 59,936 | - | (96) | 76 | - | 100,263 |
| **At revaluation** | 42,625 | 80,882 | - | 156 | 447 | - | 124,110 |
| Cost of assets not revalued | 8,117 | 37,590 | 12,063 | 13,309 | 8,066 | 5,370 | 84,515 |
| **At 31st December, 2002** | 50,742 | 118,472 | 12,063 | 13,465 | 8,513 | 5,370 | 208,625 |
| **Aggregate depreciation:** | | | | | | | |
| At 1st January, 2002 | 24,129 | 63,812 | 2,171 | 3,299 | 4,330 | - | 97,741 |
| Charge for the year | 872 | 4,522 | 1,049 | 2,214 | 1,367 | - | 10,024 |
| Eliminated on disposals | - | - | - | (903) | (100) | - | (1,003) |
| Re-classifications | - | (285) | (974) | 1,259 | - | - | - |
| At 31st December, 2002 | 25,001 | 68,049 | 2,246 | 5,869 | 5,597 | | 106,762 |
| **NET BOOK VALUE AS AT:** | | | | | | | |
| 31st December, 2002 | 25,741 | 50,423 | 9,817 | 7,596 | 2,916 | 5,370 | 101,863 |
| 31st December, 2001 | 26,519 | 53,130 | 9,453 | 3,052 | 2,023 | 907 | 95,084 |

*Leasehold Land and Buildings and Plant Machinery were revalued by the Directors as at 31st December, 2000 by means of indices derived from statistics of increases in prices over periods prior to the date of the revaluation.*

| | ¢MILLIONS | |
|---|---|---|
| | 2002 | 2001 |
| **7(b) DISPOSAL OF FIXED ASSETS** | | |
| GROSS VALUE | 1,002 | 364 |
| Less: Accumulated Depreciation | 1,002 | 364 |
| Net Book Value | 0 | 0 |
| Net Disposal Proceeds | 457 | 217 |
| Profit on Disposal | 457 | 217 |
| **7(c) FIXED ASSETS WRITTEN-OFF** | | |
| Previously revalued assets no longer considered useful were written off as follows: | | |
| Gross Value | - | 25,591 |
| Less: Previously Capitalised Exchange Loss | - | 6,606 |
| | - | 18,985 |
| Less: Accumulated Depreciation | - | 12,031 |
| | - | 6,954 |
| **8. STOCKS** | | |
| Raw materials | 26,689 | 26,839 |
| Beer in process | 3,656 | 3,840 |
| Finished products | 177 | 1,273 |
| Other stocks | 13,180 | 10,524 |
| | 43,702 | 42,476 |
| **9. DEBTORS** | | |
| Debtors are stated after doubtful debts provision. | | |
| Inter-Company Receivables | 778 | - |
| Trade Debtors | 13,326 | 12,269 |
| Due from Officers of the Company | 749 | 848 |
| Prepayments | 849 | 850 |
| Other Debtors | 6,164 | 12,836 |
| | 21,866 | 26,803 |

The maximum amount due from Officers of the Company during the year was ¢749 million (2001: ¢848 million).

## 10. BORROWINGS

**(a) Overdraft facilities :**

The Company had as at 31st December, 2002 approved overdraft facilities of ¢26 billion (2001: ¢35 billion) on which ¢470 million (2001:¢24.7 billion) had been drawn at the balance sheet date.

**(b) Bank Loan :**

This refers to the outstanding balance on loans taken from the bank.

**(c) Short-term Loan :**

Classified as short-term loan is a local currency loan from an Associated Company.

**(d) Medium-term Loan :**

Medium-term loan constitutes an amount of ¢10,687 million from the Parent Company in the form of zero coupon convertible bonds with the option to convert into Equity. The Heineken Board has approved a resolution to exercise the option of converting the bond into equity shares with effect from 10th March 2003. Consequently, the bond has been transferred to Deposit for share purchase awaiting completion of necessary formalities for the share issue.

| | 2002 | 2001 |
|---|---|---|
| **11. CREDITORS** | | |
| Trade Creditors | 6,580 | 27,192 |
| Accrued Liabilities | 1,767 | 8,828 |
| Excise Duty / VAT | 8,368 | 8,619 |
| Other Creditors | 574 | 2,819 |
| Due to Associated Company | 9,405 | 14,933 |
| | 26,694 | 62,391 |
| **12. EXCEPTIONAL ITEMS** | | |
| (i) Provision for bad debt no longer required | - | 8,994 |
| (ii) Redundancy cost provision | (3,010) | (5,440) |
| | (3,010) | 3,554 |

## 13. PRIOR YEAR ADJUSTMENT

This consists of an adjustment on foreign exchange losses on short-term loan.

## 14. SHARES & STATED CAPITAL

### (a) Shares

| | 2002 | 2001 |
|---|---|---|
| The Number of authorised shares (thousands): | 30,000 | 30,000 |
| Preference Shares | 420 | 420 |
| **Number of issued shares:** | | |
| Fully paid for cash | 7,020 | 7,020 |
| For consolidation other than cash (by capitalisation of surplus) | 21,898 | 21,898 |
| | 28,918 | 28,918 |
| Number of issued Preference Shares: | | |
| For consideration other than cash | 420 | 420 |
| **(b) Stated Capital** | ¢m | ¢m |
| Value of Ordinary shares: | | |
| Fully paid for cash | 6,697 | 6,697 |
| For consolidation other than cash (by capitalisation of surplus) | 25,744 | 25,744 |
| | 32,441 | 32,441 |
| Value of Preference shares: | | |
| For consolidation other than cash | 42,000 | 42,000 |
| | 74,441 | 74,441. |

There are no shares in treasury and no call or instalment unpaid on any shares.
The terms of the Preference Shares are as follows:

a. They are redeemable 10 years after the date of conversion or earlier at the instance of Ghana Breweries Limited.

b. Non-cumulative dividend will be equal to 12.5% of the Free Cash flow of Ghana Breweries Limited as defined in the Share Purchase Agreement.

c. No dividend will be payable if there are no dividends on the ordinary shares.

| | 2002 | 2001 |
|---|---|---|
| **15. CAPITAL SURPLUS** | | |
| Balance at 1st January | 22,187 | 40,624 |
| Add: Revaluation Surplus released | - | (18,437) |
| | 22,187 | 22,187 |

## 16. DEPOSIT FOR SHARE PURCHASE

| | 2002 | 2001 |
|---|---|---|
| Cash component of (Euro 5 million) | 42,000 | - |
| Inter-Company Debt conversion of (Euro 7.5 million) | 50,835 | |
| Zero Coupon Convertible Bond | 10,687 | - |
| | 103,522 | - |

## 17. CONTINGENT LIABILITIES

| | 2002 | 2001 |
|---|---|---|
| Legal Suits | 817 | 655 |

## 18. RELATED PARTY TRANSACTIONS

(i) Raw material and technical spares parts worth ¢44,727 million were purchased from IBECOR a subsidiary of the parent company.

(ii) Included in creditors is an amount of ¢3,690 million in respect of Technical Service fees due to Heineken Technical Services, a subsidiary of the parent company and ¢2,424 million in respect of royalties for Gulder and Amstel.

## 19. DIRECTORS' SHAREHOLDING

The Directors named below hold the following number of shares in the company:

| | 2002 | 2001 |
|---|---|---|
| Martin Eson-Benjamin | 4,721 | 4,721 |
| Ishmael Evans Yamson | 7,361 | 7,361 |
| Ebenezer Magnus Boye | 6,956 | 6,956 |
| Dr. Kwame Donkoh Fordwor | 3,346 | 3,346 |

## 20. CAPITAL COMMITMENT

There were no capital commitments as at 31st December 2002 and at 31st December 2001.

| FOR THE YEAR ENDED 31ST DECEMBER | 2002 ¢'M | % | 2001 ¢'M | % |
|---|---|---|---|---|
| Turnover | 136,109 | | 109,463 | |
| Other Income | 550 | | 485 | |
| | 136,659 | | 109,948 | |
| Less: | | | | |
| Bought-in-materials and services | 103,255 | | 75,207 | |
| VALUE ADDED | 33,404 | 100 | 34,741 | 100 |
| Applied as follows: | | | | |
| **1. Employees Remuneration** | 26,604 | 80 | 24,553 | 71 |
| **2. Income Tax to Government** | - | - | - | - |
| **3. Providers of Capital:** | | | | |
| (a) Overdraft Interest | 9,420 | 28 | 11,382 | 33 |
| (b) Shareholders | - | - | - | - |
| **4. Reinvested in the Business:** | | | | |
| Depreciation | 10,024 | 30 | 9,439 | 27 |
| Profit Retained | (12,644) | (38) | (10,633) | (31) |
| | 33,404 | 100 | 34,741 | 100 |

## VALUE ADDED - 2002


80
70
60
50
40
30
20
10
0
10
20
30
40
Employees Remuneration
Overdraft Interest
Depreciation
Profit Retained
%
80
28
30
(38)

## VALUE ADDED - 2001


80
70
60
50
40
30
20
10
0
10
20
30
40
Employees Remuneration
Overdraft Interest
Depreciation
Profit Retained
%
71
33
27
(31)

| ¢MILLIONS | | | | | |
|---|---|---|---|---|---|
| FOR THE YEAR ENDED 31ST DECEMBER | 1998 | 1999 | 2000 | 2001 | 2002 |
| 1. Turnover including Sales Tax/VAT and Excise Duty | 95,210 | 105,142 | 149,175 | 184,669 | 218,678 |
| Excise Duty/Sales Tax/VAT | (41,671) | (41,795) | (59,841) | (75,206) | (82,569) |
| NET PROCEEDS OF SALES | 53,539 | 63,347 | 89,334 | 109,463 | 136,109 |
| 2. Capital Employed | | | | | |
| Stated Capital | 66,541 | 66,541 | 74,441 | 74,441 | 74,441 |
| Capital Surplus | 24,703 | 28,752 | 40,624 | 22,187 | 22,187 |
| Income Surplus | (31,347) | (27,831) | (31,369) | (27,945) | (40,589) |
| Deposit against shares | - | - | - | - | 103,522 |
| SHAREHOLDERS' FUNDS | 59,897 | 67,462 | 83,696 | 68,683 | 159,561 |
| 3. Represented by: | | | | | |
| Fixed Assets | 53,749 | 66,653 | 105,660 | 95,084 | 101,863 |
| Net Current Assets/(Liabilities) | 6,602 | 11,950 | (10,823) | (15,260) | 58,152 |
| Long Term Liabilities | (454) | (11,141) | (11,141) | (11,141) | (454) |
| NET ASSETS | 59,897 | 67,462 | 83,696 | 68,683 | 159,561 |
| 4. Profit /(Loss)After Exceptional Items before Tax | 1,421 | 3,038 | (3,430) | (10,633) | (12,644) |
| 5. Profit /(Loss)After Taxation | 1,421 | 3,038 | (3,538) | (10,633) | (12,644) |
| 6. Dividends | - | - | - | - | - |
| 7. Earnings per Share (¢) | 65.52 | 140.07 | (122.35) | (367.69) | (437.24) |
| 8. Dividend per Share (¢) | - | - | - | - | - |
| 9. Net Assets per Share (¢) | 2,761.67 | 3,110.42 | 2,894.25 | 2,375.10 | 5.517.71 |
| 10. Return on Shareholders' Funds % | 2.4 | 4.5 | (4.2) | (15.5) | (22.6) |
| 11. Return on Sales Value % | 2.6 | 4.8 | (4.0) | (9.7) | (9.3) |

Distribution Schedule of Equity Security as at 31st December, 2002

| Class of Equity | Number of Shareholders within range | Total Holding | Percentage of holding % |
|---|---|---|---|
| 1 - 1,000 | 1,334 | 579,247 | 2.00 |
| 1,001 - 5,000 | 309 | 716,753 | 2.48 |
| 5,001 - 10,000 | 20 | 127,101 | 0.44 |
| 10,001 - and over | 22 | 27,495,117 | 95.08 |
| **TOTAL** | **1,685** | **28,918,218** | **100.00** |

| | NAME | No. OF SHARES | % |
|---|---|---|---|
| 1. | Heineken International B.V | - 17,946,379 | 62.06 |
| 2. | Limba Ghana Limited | - 3,911,791 | 13.53 |
| 3. | SSNIT | - 2,050,393 | 7.09 |
| 4. | Mr. D. Ofori | - 851,048 | 2.94 |
| 5. | CFAO Liverpool | - 747,890 | 2.59 |
| 6. | GCS Account/Foreign Portfolio | - 672,002 | 2.32 |
| 7. | Databank Brokerage Limited | - 420,809 | 1.46 |
| 8. | Paterson Zochonis Ghana Limited | - 311,633 | 1.08 |
| 9. | Mr. E. N. Safo-Nyame | - 178,041 | 0.62 |
| 10. | KBL Co-op. Credit Union Limited | - 120,001 | 0.42 |
| 11. | SDC Brokerage Services Limited | - 53,001 | 0.18 |
| 12. | National Trust Holding Co. Limited | - 50,306 | 0.17 |
| 13. | EBG Stockbrokers Limited | - 44,999 | 0.16 |
| 14. | Teachers Fund | - 32,181 | 0.11 |
| 15. | Mr. J. F. Aidoo | - 20,861 | 0.07 |
| 16. | Merbank Stockbrokers Limited | - 14,730 | 0.05 |
| 17. | Standard Bank Noms (TVL.) (PTY) | - 14,201 | 0.05 |
| 18. | Sterling Securities Limited | - 13,465 | 0.05 |
| 19. | ESL Main Account | - 10,794 | 0.04 |
| 20. | Mr. G. B. Otoo | - 10,510 | 0.04 |
| | **Reported Totals** | **- 27,475,035** | **95.01** |
| | **Not Reported** | **- 1,443,183** | **4.99** |
| | **Company Total** | **- 28,918,218** | **100.00** |

# PROXY FORM

## Annual General Meeting

To be held at 11.00 am on Tuesday, 8th July, 2003 at the Prempeh Assembly Hall, Kumasi.

I/We.........................................................................................
(insert full name(s)

of.........................................................................................
(insert full address)

being a member(s) of GHANA BREWERIES LIMITED, hereby appoint

* .........................................................................................
(insert full name)

or failing him the Chairman of the meeting as my/our proxy to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held on Tuesday 8th July, 2003 and at any and every adjournment thereof.

Dated this.....................day of........................... 2003

.........................................................................................
Shareholder's Signature

| For Company's Use | No. of Shares | |
|---|---|---|
| RESOLUTION | FOR | AGAINST |
| 1. To receive the Accounts | | |
| 2. To re-elect Mr. J. H. van Mameren as a Director | | |
| 3. To re-elect Mr. C. J. G. Nouwens as a Director | | |
| 4. To re-elect Mrs. D. Plantenga-Hogewoning as a Director | | |
| 5. To approve Directors fees | | |
| 6. To Authorise the Directors to fix the Remuneration of Auditors | | |

Please indicate with an "X" in the appropriate square how you wish your vote to be cast on the resolution referred to above. Unless otherwise instructed, the Proxy will vote or abstain from voting at his discretion.

THIS PROXY FORM SHOULD NOT BE COMPLETED AND SENT TO THE SECRETARY IF THE MEMBER WILL BE ATTENDING THE MEETING

NOTES:

1 A member (Shareholder) who is unable to attend an Annual General Meeting is allowed by law to vote by proxy. The above Proxy Form has been prepared to enable you to exercise your vote if you cannot personally attend.

2. Provision has been made on the form for the Chairman of the Meeting to act as your proxy but, if you wish, you may insert in the blank space (*) the name of any person, whether a Member of the Company or not, who will attend the Meeting and vote on your behalf instead of the Chairman of the Meeting.

3 In the case of joint holders, each joint holder should sign.

4. If executed by a Corporation, the Proxy Form should bear its Common Seal or be signed on its behalf by a Director.

5. Please sign the above Proxy Form and post it so as to reach the address shown overleaf not later than 10.00a.m. on Monday, 7th July, 2003.

6. The Proxy must produce the Admission Card sent with the Report and Accounts to obtain entrance to the Meeting.

Second fold here

Please
affix
Stamp

The Company Secretary,
Ghana Breweries Limited
Mile 7, Accra-Nsawam Road,
P. O. Box AH114,
Achimota, Accra.

Third fold here

First fold here


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*Excellence in Brewing*

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# Ghana Breweries Limited

145



# 2001 ANNUAL REPORT

# MISSION STATEMENT

"To build a profitable beer business
with strengths in selected market segments
and leadership in the lager market,
relying on high quality brands,
intimate consumer knowledge and best practices.

We shall create and sustain
a sound and rewarding working environment
for our employees and enhance
our customers, suppliers and shareholders value.

Our success
will manifest in our ability to bring a deep sense
of satisfaction, joy and fulfilment to Society"

# CONTENTS

Ghana Breweries Limited


PREMIUM QUALITY
STAR
STAR experience the brightness

# BOARD OF DIRECTORS, OFFICIALS AND REGISTERED OFFICE.

Ghana Breweries Limited

| | |
|---|---|
| **Chairman** | • M. Eson-Benjamin *(Appointed 01/11/2001)* |
| **Managing Director** | • O. S. Adebanji *(Appointed 01/11/2001)* |
| **Secretary** | • J. A. Debrah *(Appointed 01/10/2001)* |
| **Directors** | • J-L. M. Homé<br>J. H. Van Mameren *(Appointed 14/06/2001)*<br>E.M. Boye<br>I. E. Yamson<br>K. Donkoh Fordwor<br>D. Plantenga-Hogewoning (Mrs.)<br>S. B. J. Jansen<br>C. J. G. Nouwens *(Appointed 30/08/2001)*<br>W. Kusi-Atansah *(Appointed 31/12/2001)*<br>F. S. O. Koranteng *(Resigned 01/09/2001)*<br>Ernest Thompson *(Resigned 31/12/2001)* |
| **Auditors** | • KPMG<br>Mobil House,<br>Liberia Road,<br>P. O. Box 242, Accra. |
| **Registered Office** | • Ghana Breweries Limited<br>Mile 7, Accra-Nsawam Road,<br>P. O. Box 114, Achimota, Accra. |
| **Registrars** | • Merchant Bank (Ghana) Limited,<br>Merban House,<br>44 Kwame Nkrumah Avenue,<br>P. O. Box 401, Accra. |

NOTICE is hereby given that the next Annual General Meeting of the Members of Ghana Breweries Limited will be held at the Prempeh Assembly Hall, Kumasi on Thursday 13th June, 2002 at 11 o'clock in the forenoon for the following purposes:-

**AGENDA**

1. To receive the Report of the Directors, the Balance Sheet as at 31st December, 2001 together with the Accounts of the Company for the year ended on that date and the Report of the Auditors thereon.
2. To re-elect Directors.
3. To approve the terms of appointment of two managers.
4. To approve Directors' Fees.
5. To fix the remuneration of the Auditors.

A member of the Company entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of him. A proxy need not also be a member. A form of proxy is attached.

All forms of proxy should be completed and deposited at the Registered Office of the Company not less than 48 hours before the time for holding the Meeting to be valid for the purposes of the meeting.

Dated this 24th day of April, 2002.

By Order of the Board

Joe Aboagye Debrah
Secretary

**Registered Office:**
Ghana Breweries Limited
Mile 7, Accra-Nsawam Road,
P. O. Box 114,
Achimota, Accra.

| | 2001 | 2000 | % Change |
|---|---|---|---|
| | ¢'M | ¢'M | |
| Turnover | **109,463** | 89,334 | 22.5 |
| Profit Before Tax | **(10,633)** | (3,430) | (210.0) |
| Profit After Tax | **(10,633)** | (3,538) | (200.5) |
| Dividend | - | - | - |
| Operating Cashflow | **12,083** | 29,547 | (59.1) |
| Shareholders' Funds. | **68,683** | 83,696 | (17.9) |
| Capital Expenditure | **12,423** | 25,839 | (51.9) |

| *Per Ordinary Share Data:* | *Cedis* | *Cedis* |
|---|---|---|
| Dividend per Ordinary Share | - | - |
| Earnings per Ordinary Share | **(367.7)** | (122.4) |
| Net Assets per Ordinary Share | **2,375.1** | 2,894.3 |



*Dear Shareholders*

It gives me pleasure to welcome you to the 4th Annual General Meeting of our company and my first meeting as Chairman of the Board of Directors.

You may recall that in the course of the year under review, Mr. Ishmael Yamson relinquished his position as Board Chairman after taking on additional responsibilities as Chairman of Unilever's West African Executive Committee. I was appointed to fill his place as Chairman while Mr. Segun Adebanji replaced me as Managing Director.

I wish on behalf of the Board to thank Mr.Yamson for his contribution to the company and for agreeing to continue to serve this company as a director.

**Economic Environment**

The economy in 2001 showed a remarkable improvement over that of 2000. The very strict and focused fiscal and monetary discipline adopted by the government yielded positive results. Inflation decreased from 40.5% at the end of 2000 to 21.3% at the end of 2001 while the alarming depreciation in the value of the cedi of 97% and 81% against the dollar and the euro in 2000, declined to 3.7% and 2.9% versus the dollar and euro respectively. In line with these improvements, interest rates also dropped from an average of 45% at the beginning of the year to 35% at year end, albeit still very high.

Despite these positive trends, 2001 was another difficult year for our company, as results fell far below expectation. The period between 1998 and 2000 had witnessed heavy investments aimed at rehabilitating ageing plant and equipment in Achimota to make adequate capacity available to meet demand for the company's products, particularly in the southern Ghana market. Consequently, to meet capital expenditure requirements, a sizeable forex and cedi debt had been accumulated.

Our expectation to ride on the projected improvement in the market environment to grow volume and generate funds to service our debts could not be realized, as a major devaluation of the cedi and a sharp increase in interest rates started during 1999 and continued through 2000, with a significant cumulative effect on the cost of our operations.

In the absence of internally generated cash, the company had resorted to debt to finance working capital. In 2001, the size of loans to be serviced remained high. The impact of the higher interest rates on the business was exacerbated by the unforeseen but phenomenal increases in tariffs applicable to such vital services as water, electricity, telecommunications and fuel/freight introduced early in the year.

**Operating Environment**

The brewed products market experienced very fierce competitive pressures during 2001. Nonetheless; only 2.5% volume growth was achieved, compared to GDP growth of 4.2%.

The growth in the industry notwithstanding, the lager segment, dominated by our brands failed to benefit from the market's performance. In view of the rising operating costs, the company adopted a prudent strategy to increase selling prices to improve cost recovery, restore margins and bolster shareholder value. An average of 15% increase in prices was introduced in June 2001. This move was however fiercely countered by competitors, leading to the curtailment of the pricing strategy after only three months and significant volume and revenue losses to our company.

The overall impact of these developments was the weakened cash flow, the higher incidence of overdraft and the huge debt-financing burden which have frustrated the genuine progress made over the years to rebuild the company.

Despite these setbacks, our lager brands continued to lead the segment with 70% market share, benefiting from substantial investments in marketing during the last quarter to bring consumers back to our brands.

**Financial Highlights**

Net turnover amounted to ¢109 bn in 2001, representing an increase of ¢20 bn, (23%) compared to 2000. In spite of the increase in net turnover, Operating Profit (before foreign exchange losses) declined from ¢6.97 bn in 2000 to an operating loss (before foreign exchange losses) of ¢2.94 bn. Operating Margin (before foreign exchange losses) fell from 8% in 2000 to -2.6% in 2001.

Financial charges rose by 148%; from ¢4.6 bn in 2000 to ¢11.4 bn in 2001, the effect of the higher interest rates on increased bank borrowings. As a result, net loss increased from ¢3.5 bn in 2000 to ¢10.6 bn in 2001.

Our results were worsened by the impact of external pressures, coupled with the effect of a lower volume, lower margins and higher bank borrowings to meet our working capital requirements.

VAT/Excise Duty paid to government treasury was ¢75.2 bn, compared to ¢59.8 bn in 2000, representing 25.7% increase.

**Capital Investment**

In view of the very weak financial position of the business, major capital investments planned for 2001 were delayed. Funds were employed mainly to speed up conversion to plastic crates and to enhance operational efficiencies. Small technical investments were also undertaken to improve and sustain product quality. A total of ¢12.4 bn was invested in the business.

**Dividend**

As a result of the negative balances in our Income Surplus Account and legal restrictions under Section 71(b) of the Ghana Companies Code, 1963 (Act 179), the Board regrets its inability to recommend the payment of dividends for 2001.

**Community Relations**

We continued to discharge some social obligations to civil society as part of our social responsibility programme. This has water conservation, environmental protection education and healthcare as the areas of special interest. Mindful of the constraints on our social responsibility budget in 2001, we gave priority to programmes and activities that would prove beneficial to many people in our host communities.

**Our People**

In 2001, thanks to the cooperation of staff at all levels, the company enjoyed a peaceful and excellent workplace environment, enabling management to execute successfully the first phase of the numbers rationalization exercise under the major company restructuring programme. The continued focus on building team spirit and developing employee core competencies through various training programmes, engendered a heightened sense of dedication and loyalty to the business.

With the appointment of a new Company Medical Advisor, a proactive HIV/AIDS Communications programme has been implemented involving peer educators at all levels of the business.

On behalf of the Board, we wish to acknowledge and thank the staff for their commitment to the vision of the business and to solicit their continued support and cooperation with the management to pull the business out of her current difficulties.

**Prospects**

The management team's preoccupation would be to restructure the operations and return the company to profit. The major operational challenges would therefore remain the strengthening of the balance sheet and improving cash flow to meet working capital requirements and facilitate value creation.

Already a number of actions have been taken to re-engineer some of the administrative and control processes in order to reduce costs and increase value. An efficient treasury management has therefore taken center stage.

The beer market is not expected to grow significantly in 2002. Affordability remains a key issue for the consumer whose purchasing power is considerably weak. This would effectively restrain regular price increases to generate cash and improve margins. To make our products affordable, attention will continue to be focused on rationalizing the company's cost structure and cost base.

As part of the major restructuring programme, the current product portfolio would be rationalized, while all business processes would continue to be reviewed to increase productivity and enhance efficiency. Major initiatives are also underway to restructure the capital base of the business in order to reduce dependence on short-term borrowings and strengthen the balance sheet.

**Conclusion**

During the year under review, Messrs. F.S.O. Koranteng, Financial Director and Ernest Thompson, SSNIT appointee left the Board. On behalf of the Board and on your behalf, I wish to extend to them our gratitude for their contribution to the business. We also welcome the new directors Messrs. C.J.G. Nouwens and Wilson Kusi-Atansah to the Board.

Finally, let me emphasize that the past year has been a very difficult one. For this reason, we will like to thank all shareholders, trade partners and our customers for keeping faith with and remaining loyal to us even as the company puts in place measures to enhance shareholder value.

Despite the setbacks suffered by the company, your Board and the management remain positive with regard to the long-term profitability of the business. It should not be long before our dear shareholders see the real benefits of management's efforts on their investments.

Thank You.

M Eson-Benjamin.


The taste of success
... the ultimate

The Directors have pleasure in submitting to the members their Annual Report together with the Financial Statements of the Company for the year ended 31st December 2001.

**Trading Results**

Net Loss after taxation for the year was ¢10.633 million as against a loss of ¢3,538 million in 2000.

The Directors are unable to recommend the payment of a dividend to members in view of the deficit on the income surplus account and in accordance with Section 71(b) of the Companies Code, 1963 (Act 179).

**Nature of Business**

The principal activities of the Company continue to be brewing and marketing of beer and soft drinks.

**Board of Directors**

Mr. I. E. Yamson relinquished his Chairmanship of the Board effective November 1, 2001. Mr. M. Eson-Benjamin retired as Managing Director from November 1, 2001 and was appointed to succeed Mr. Yamson as chairman of the Board. Mr. O. S. Adebanji was appointed Managing Director effective November 1, 2001. Messrs J. H. van Mameren, C. J. G. Nouwens and Wilson Kusi-Atansah were appointed to the Board on June 14, 2001, 30th August 2001 and 31st December, 2001 respectively. Messrs F. S. O. Koranteng, the Financial Director and Ernest Thompson, an appointee of SSNIT also resigned as members of the Board on 1st September 2001 and 31st December 2001 respectively.

These 4 new appointees in accordance with the Ghana Stock Exchange Listing Regulations retire at the forthcoming Annual General Meeting and being eligible, offer themselves for re-election.

The Directors to retire by rotation in accordance with Regulation 64 of the Regulations of the Company are Messrs M. Eson-Benjamin, K. Donkoh Fordwor and J-L M. Homé. The retiring Directors being eligible are seeking re-election.

**Auditors**

In accordance with Section 134(5) of the Companies Code, 1963 Messrs. KPMG continue in office as Auditors of the Company.

BY ORDER OF THE BOARD

M. Eson-Benjamin (Chairman)

O. S. Adebanji (Managing)

} Directors

Accra, 24th April, 2002.

We have audited the financial statements on pages 12 to 19 which have been prepared in accordance with International Accounting Standards. We have obtained all the information and explanations we required.

**Respective Responsibilities of Directors and Auditors**

These financial statements are the responsibility of the directors. Our responsibility is to express an opinion on these financial statements based on our audit.

**Basis of Opinion**

We conducted our audit in accordance with International Standards on Auditing. These standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Opinion**

In our opinion, proper books have been kept and the financial statements, which are in agreement therewith, comply with the Companies Code, 1963 (Act 179) and give a true and fair view of the financial position of the company at 31st December 2001 and of the results of its operations and cash flows for the year then ended.

KPMG

Chartered Accountants
2nd Floor, Mobil House,
Liberia Road,
P. O. Box 242,
Accra, Ghana.

Date: 24th April, 2002

| FOR THE YEAR ENDED 31ST DECEMBER | NOTES | ¢MILLIONS 2001 | 2000 |
|---|---|---|---|
| **Turnover** | 2 | 109,463 | 89,334 |
| Cost of Sales | | (64,114) | (53,029) |
| **Gross Profit** | | 45,349 | 36,305 |
| General, Administrative and Selling Expenses | | (48,639) | (35,429) |
| **Operating Profit** | 3 | (3,290) | 876 |
| Other Net Income | 4 | 485 | 313 |
| Exceptional Items | 12 | 3,554 | - |
| **Profit before Financial Charges** | | 749 | 1,189 |
| Net Financial Charges | 5 | (11,382) | (4,619) |
| **(Loss)/Profit before Taxation** | | (10,633) | (3,430) |
| Taxation | 6 | - | (108) |
| **(Loss)/Profit after Taxation transferred to Income Surplus Account** | | (10,633) | (3,538) |

## INCOME SURPLUS ACCOUNT FOR THE YEAR ENDED 31ST DECEMBER

| | | | |
|---|---|---|---|
| Balance as at 1st January | | (31,369) | (27,831) |
| Prior year Adjustment | 13 | 2,217 | - |
| Balance at 1st January re-stated | | (29,152) | (27,831) |
| Profit for the year | | (10,633) | (3,538) |
| Transfer from Capital Surplus | 15 | 18,437 | - |
| Loss on Assets Written-Off | 7c | (6,597) | - |
| Balance as at 31st December | | (27,945) | (31,369) |

*The notes on pages 15 to 19 form part of these Financial Statements.*
*Auditors' report on page 11*

| AS AT 31ST DECEMBER | NOTES | ¢MILLIONS 2001 | 2000 |
|---|---|---|---|
| **FIXED ASSETS** | 7(a) | **95,084** | 105,660 |
| **CURRENT ASSETS** | | **76,461** | 66,225 |
| Stocks | 8 | **42,476** | 36,997 |
| Debtors | 9 | **26,803** | 21,857 |
| Taxation | 6 | **890** | 781 |
| Bank and Cash Balances | | **6,292** | 6,590 |
| **Less: CURRENT LIABILITIES** | | **91,721** | 77,048 |
| Creditors | 11 | **62,391** | 50,211 |
| Bank Overdraft | 10(a) | **24,734** | 13,418 |
| Short-Term Loan | 10(b) | **4,596** | 13,419 |
| **NET CURRENT LIABILITIES** | | **(15,260)** | (10,823) |
| | | **79,824** | 94,837 |
| MEDIUM-TERM LOAN | 10(c) | **(10,687)** | (10,687) |
| DEFERRED TAX LIABILITY | 6(d) | **(454)** | (454) |
| **NET ASSETS** | | **68,683** | 83,696 |
| Representing: | | | |
| STATED CAPITAL | 14 | **74,441** | 74,441 |
| CAPITAL SURPLUS | 15 | **22,187** | 40,624 |
| INCOME SURPLUS | | **(27,945)** | (31,369) |
| INTEREST OF SHAREHOLDERS | | **68,683** | 83,696 |

The Financial Statements on pages 12 to 19 were approved by the Board of Directors on 23rd April, 2002 and were signed on its behalf by:

M. Eson-Benjamin
O. S. Adebanji
} Directors

*The notes on pages 15 to 19 form part of these Financial Statements.*
*Auditors' report on page 11.*

| FOR THE YEAR ENDED 31ST DECEMBER | ¢MILLIONS 2001 | 2000 |
|---|---|---|
| **Operating Profit (before Investment Returns and Servicing of Finance)** | 749 | 1,189 |
| Add/(less): | | |
| Depreciation | 9,439 | 6,604 |
| Loss on Exchange- loan | - | 6,621 |
| Loss/(Profit) on Sale of Fixed Assets | (217) | (150) |
| Loss on Fixed Assets Written-Off | 357 | - |
| Increase in Stock | (5,479) | (17,071) |
| (Increase)/Decrease in Debtors | (4,946) | 9,317 |
| Increase in Creditors | 12,180 | 23,037 |
| **Net Cash Inflow from Operating Activities** | 12,083 | 29,547 |
| **Returns on Investment and Servicing of Finance** | | |
| Interest Received | 138 | 20 |
| Interest Paid | (11,520) | (4,639) |
| **Net Cash Outflow from Returns on Investment and Servicing of Finance** | (11,382) | (4,619) |
| **Tax Paid** | (109) | - |
| **Investing Activities** | | |
| Fixed Assets Purchased | (12,423) | (25,839) |
| Proceeds from Sale of Fixed Assets | 217 | 150 |
| **Net Cash OutFlow from Investing Activities** | (12,206) | (25,689) |
| **Net Cash Outflow** | (11,614) | (761) |
| **Analysis of changes in Cash and Cash Equivalents during the year:** | | |
| Balance at 1st January | (6,828) | (6,067) |
| Net Cash Outflow | (11,614) | (761) |
| Balance at 31st December | (18,442) | (6,828) |
| **Analysis of Cash and Cash Equivalent shown in the Balance Sheet:** | | |
| Cash at Bank | 6,292 | 6,590 |
| Bank Overdraft | (24,734) | (13,418) |
| **Balance at 31st December** | (18,442) | (6,828) |

160

## 1. ACCOUNTING CONVENTION

These Financial Statements have been prepared under the historical cost convention as modified by the revaluation of certain fixed assets.

### Accounting Policies

The significant accounting policies adopted by the Company and used in arriving at the financial information set out in these accounts are as follows:

### Depreciation

Depreciation is calculated on a straight-line basis using the following annual rates, which are expected to write off the gross value of each fixed asset over its estimated useful life:

| | | % |
|---|---|---|
| Land and Buildings | - Leasehold Land and Buildings | 2.50 |
| Plant and Machinery | - Bottling | 6.67 |
| | Brewing | 3.33 |
| | Utilities | 6.67 |
| | Workshop | 10.00 |
| Motor Vehicles | - Forklift/Trucks | 20.00 |
| | Road Vehicles | 33.33 |
| Furniture & Equipment | - | 20.00 |
| Packaging Materials | - | 12.5 |

### Stocks

Stocks are valued on a first in first out basis at the lower of cost and net realisable value. Cost includes all direct expenses incurred in bringing the stocks to their current state under normal operating conditions.

### Debtors

Provisions are made for specific debts considered to be doubtful.

### Foreign Exchange

Transactions denominated in foreign currencies are translated into cedis at the rates of exchange ruling at the date of the transactions. Balances in foreign currencies are translated into cedis at the rates of exchange ruling at the Balance Sheet date.

### Sales

Sales represent the value of goods invoiced to customers in the year net of all returns, trade discounts and taxes collected for the Government.

### Deferred Taxation

Full provision is made for deferred tax by the extent to which capital allowances granted exceed depreciation charge at the standard income tax rate.

### Research and Development

Expenditure on research and the development of new products is charged against profits for the year in which it is incurred.

| | ¢MILLIONS 2001 | 2000 |
|---|---|---|
| **2. TURNOVER** | | |
| Gross Sales Value | 184,669 | 149,175 |
| Less: Taxes collected for Government | (75,206) | (59,841) |
| Excise Duty | (53,535) | (43,742) |
| Sales Tax/VAT | (21,671) | (16,099) |
| | 109,463 | 89,334 |
| **3. OPERATING PROFIT:** | | |
| Operating profit is stated after charging: | | |
| Depreciation | 9,439 | 6,604 |
| Directors' Remuneration | 1,021 | 677 |
| Auditors' Fees | 175 | 130 |
| Donations | 94 | 73 |
| Exchange Difference (Net) | 341 | 6,097 |
| **4. OTHER NET INCOME:** | | |
| Profit on Sale of Fixed Assets (Note 7b) | 217 | 150 |
| Rental Income | 4 | - |
| Other Income | 264 | 163 |
| | 485 | 313 |
| **5. FINANCIAL CHARGES:** | | |
| Interest on Current Accounts | 138 | 20 |
| Interest Charges | (11,520) | (4,639) |
| | (11,382) | (4,619) |

**6. TAXATION**

| | Balance 01/01/01 | Payments during the year | Charge for the year | Balance 31/12/01 |
|---|---|---|---|---|
| **(a) Income Tax:** | | | | |
| Pre - 1998 | (17) | - | - | (17) |
| 1998 | (555) | - | - | (555) |
| 1999 | (317) | - | - | (317) |
| 2001 | - | (37) | - | (37) |
| **(b) Capital Gains Tax:** | | | | |
| 1999 | 108 | - | - | 108 |
| **(c) National Reconstruction Levy** | | | | |
| 2001 | | (72) | - | (72) |
| | (781) | (109) | - | (890) |

In accordance with section 4(a) of the Income Tax Decree (1975), the Company has unutilised capital allowances brought forward, therefore no income tax provision is deemed necessary for the year 2001.

The above tax position is subject to agreement with the Internal Revenue Service.

| **(d) Deferred Tax** | 2001 | 2000 |
|---|---|---|
| At 1st January | 454 | 454 |
| Provision for the year | - | - |
| At 31st December | 454 | 454 |

162

## 7. FIXED ASSETS

¢MILLIONS

| (a) Fixed Assets comprise:- | Leasehold Land and Buildings | Plant and Machinery | Packaging Materials | Furniture and Equipment | Motor Vehicles | Capital Work in progress | Total Fixed Assets |
|---|---|---|---|---|---|---|---|
| **Gross Value:-** | | | | | | | |
| At 1st January, 2000 | 49,897 | 138,902 | 6, 032 | 5,743 | 5,692 | 91 | 206,357 |
| Additions | 751 | 3,141 | 5,592 | 608 | 1,025 | 1,306 | 12,423 |
| Disposals | - | - | - | - | (364) | - | (364) |
| Transfers | - | 490 | - | - | - | (490) | - |
| Revaluation Increase | - | (25,591) | - | - | - | - | (25,591) |
| **At 31st December, 2001** | **50,648** | **116,942** | **11,624** | **6,351** | **6,353** | **907** | **192,825** |
| Comprising:- | | | | | | | |
| Cost of assets revalued | 2,278 | 20,946 | - | 252 | 371 | - | 23,847 |
| Surplus arising on previous Revaluation | 45,715 | 73,164 | - | (96) | 76 | - | 118,859 |
| **At revaluation** | **47,993** | **94,110** | **-** | **156** | **447** | **-** | **142,706** |
| Cost of assets not revalued | 2,655 | 22,832 | 11,624 | 6,195 | 5,906 | 907 | 50,119 |
| **At 31st December, 2001** | **50,648** | **116,942** | **11,624** | **6,351** | **6,353** | **907** | **192,825** |
| Aggregate depreciation: | | | | | | | |
| At 1st January, 2001 | 23,250 | 70,648 | 1,035 | 2,241 | 3,523 | - | 100,697 |
| Charge for the year | 879 | 5,195 | 1,136 | 1,058 | 1,171 | - | 9,439 |
| Eliminated on disposals | - | - | - | - | (364) | - | (364) |
| Eliminated on Write-Offs | - | (12,031) | - | - | - | - | (12,031) |
| **At 31st December, 2001** | **24,129** | **63,812** | **2,171** | **3,299** | **4,330** | **-** | **97,741** |
| **NET BOOK VALUE AS AT:** | | | | | | | |
| 31st December, 2001 | 26,519 | 53,130 | 9,453 | 3,052 | 2,023 | 907 | 95,084 |
| 31st December, 2000 | **26,647** | **68,254** | **4,997** | **3,502** | **2,169** | **91** | **105,660** |

*Leasehold Land and Buildings and Plant and Machinery were revalued by the Directors as at 31st December, 2000 by means of indices derive from statistics of increases in prices over the past year.*

| | ¢MILLIONS | |
|---|---|---|
| | **2001** | 2000 |
| **7(b) DISPOSAL OF FIXED ASSETS** | | |
| GROSS VALUE | **364** | 512 |
| Less: Accumulated Depreciation | **364** | 512 |
| Net Book Value | **0** | 0 |
| Net Disposal Proceeds | **217** | 150 |
| Profit on Disposal | **217** | 150 |
| **7(c) FIXED ASSETS WRITTEN-OFF** | | |
| **Previously revalued assets no longer considered useful were written off as follows:** | | |
| Gross Value | **25,591** | - |
| Less: Previously Capitalised Exchange Loss | **(6,606)** | - |
| | **18,985** | - |
| Less: Accumulated Depreciation | **(12,031)** | - |
| | **6,954** | - |
| **8. STOCKS** | | |
| Raw and packaging materials | **26,839** | 18,297 |
| Beer and malt in process | **3,840** | 2,101 |
| Finished products | **1,273** | 2,590 |
| Other stocks | **10,524** | 14,009 |
| | **42,476** | 36,997 |
| **9. DEBTORS** | | |
| Debtors are stated after doubtful debts provision. | | |
| Trade Debtors | **12,269** | 13,173 |
| Due from Officers of the Company | **848** | 735 |
| Prepayments | **850** | 230 |
| Other Debtors | **12,836** | 7,719 |
| | **26,803** | 21,857 |

The maximum amount due from Officers of the Company during the year was ¢848 million (2000: ¢820 million).

## 10. BORROWINGS

(a) **Overdraft facilities :**
The Company had as at 31st December, 2001 approved overdraft facilities of ¢35 billion (2000:¢ 20 billion) on which ¢24.7 billion (2000:¢13.4 billion) had been drawn at the balance sheet date.

(b) **Short-term Loan :**
Classified as short-term loan is a local currency loan from an Associated Company.

(c) **Medium-term Loan :**
Medium-term loan constitutes an amount of ¢10,687 million from the Parent Company in the form of zero coupon convertible bonds. From 10th March 2001, the bondholder has the option to exchange the bond or portions of it for equity shares.

## 11. CREDITORS

| | | |
|---|---|---|
| Trade Creditors | **27,192** | 27,148 |
| Excise Duty/VAT | **8,619** | 7,373 |
| Accrued Liabilities | **8,828** | 2,561 |
| Other Creditors | **2,819** | 1,285 |
| Due to Associated Company | **14,933** | 11,844 |
| | **62,391** | 50,211 |

## 12. EXCEPTIONAL ITEMS

| | 2001 | 2000 |
|---|---|---|
| | ¢'M | ¢'M |
| (i) Provision for bad debt no longer required | 8,994 | - |
| (ii) Redundancy cost provision | (5,440) | - |
| | 3,554 | - |

## 13. PRIOR YEAR ADJUSTMENT

This consists of an adjustment on foreign exchange losses on short-term loan

## 14. SHARES AND STATED CAPITAL

| | 2001 | 2000 |
|---|---|---|
| **(a) Shares** | | |
| Number of authorised shares (thousands): | 30,000 | 30,000 |
| Preference Shares | 420 | 420 |
| Number of issued shares: | | |
| Fully paid for cash | 7,020 | 7,020 |
| For consideration other than cash | | |
| (by capitalisation of surplus) | 21,898 | 14,669 |
| Bonus Issue during the year | - | 7,229 |
| | 28,918 | 28,918 |
| Number of issued Preference Shares: | | |
| For consideration other than cash | 420 | 420 |
| **(b) Stated Capital** | | |
| Value of Ordinary shares: | | |
| Fully paid for cash | 6,697 | 6,697 |
| For consideration other than cash | | |
| (by capitalisation of surplus) | 24,756 | 16,856 |
| Transfer to Capital surplus | 988 | 988 |
| Bonus Issue during the year | - | 7,900 |
| | 32,441 | 32,441 |
| Value of Preference Shares: | | |
| For consideration other than cash | 42,000 | 42,000 |
| | 74,441 | 74,441 |

There are no shares in treasury and no calls or instalments unpaid on any shares.

**The terms of the Preference Shares are as follows:**

- They are redeemable 10 years after the date of conversion or earlier at the choice of Ghana Breweries Limited.
- Non-cumulative dividend will be equal to 12.5% of the Free Cash Flow of Ghana Breweries Limited as defined in the Share Purchase Agreement.
- No dividend will be payable if there are no dividends on the ordinary shares.

## 15. CAPITAL SURPLUS

| | 2001 | 2000 |
|---|---|---|
| Balance at 1st January | 40,624 | 28.752 |
| **Add:** Transfer to stated capital | - | (7,900) |
| Transfer to Income Surplus: | | |
| Revaluation Surplus released on | | |
| Fixed Assets Written Off | (18,437) | - |
| Revaluation Surplus | - | 19,772 |
| Balance at 31st December | 22,187 | 40,624 |

## 16. CONTINGENT LIABILITIES

| | 2001 | 2000 |
|---|---|---|
| Legal Suits | 655 | 120 |

## 17. CAPITAL COMMITMENT

There were no capital commitments as at 31st December, 2001 and at 31st December, 2000.

## 18. EXCHANGE CONTROL

All remittances from Ghana are subject to the approval of the exchange control authorities.

| FOR THE YEAR ENDED 31ST DECEMBER | 2001 ¢'M | % | 2000 ¢'M | % |
|---|---|---|---|---|
| Turnover | **109,463** | | 89,334 | |
| Other Income | **485** | | 313 | |
| | **109,948** | | 89,647 | |
| Less: | | | | |
| Bought-in-materials and services | **75,207** | | 66,658 | |
| **VALUE ADDED** | **34,741** | **100** | 22,989 | 100 |
| Applied as follows: | | | | |
| 1. **Employees Remuneration** | **24,553** | **71** | 15,196 | 66 |
| 2. **Income Tax to Government** | **-** | **-** | 108 | - |
| 3. **Providers of Capital:** | | | | |
| (a) Overdraft Interest | **11,382** | **33** | 4,619 | 20 |
| (b) Shareholders | **-** | **-** | - | - |
| 4. **Reinvested in the Business:** | | | | |
| Depreciation | **9,439** | **27** | 6,604 | 29 |
| Profit Retained | **(10,633)** | **(31)** | (3,538) | (15) |
| | **34,741** | **100** | 22,989 | 100 |

## VALUE ADDED - 2001


(80)
(70)
(60)
(50)
(40)
(30)
(20)
(10)
0
(10)
(20)
(30)
(40)
Employees Remuneration
Overdraft Interest
Depreciation
Profit Retained
%
71
33
27
(31)

## VALUE ADDED - 2000


(70)
(60)
(50)
(40)
(30)
(20)
(10)
0
(10)
(20)
Employees Remuneration
Overdraft Interest
Depreciation
Profit Retained
%
66
20
29
(15)

| ¢MILLIONS | | | | | | |
|---|---|---|---|---|---|---|
| FOR THE YEAR ENDED 31ST DECEMBER | | 1997 | 1998 | 1999 | 2000 | 2001 |
| 1. | Turnover including Sales Tax/VAT/ Excise Duty | 74.926 | 95.210 | 105,142 | 149,175 | 184.669 |
| | Excise Duty/Sales Tax/VAT | (34.018) | (41,671) | (41.795) | (59,841) | (75,206) |
| | NET PROCEEDS OF SALES | 40,908 | 53,539 | 63,347 | 89.334 | 109,463 |
| 2. | Capital Employed | | | | | |
| | Stated Capital | 50,435 | 66,541 | 66,541 | 74,441 | 74,441 |
| | Capital Surplus | 45,966 | 24,703 | 28,752 | 40,624 | 22,187 |
| | Income Surplus | (32,768) | (31,347) | (27,831) | (31,369) | (27,945) |
| | SHAREHOLDERS' FUNDS | 63,633 | 59,897 | 67,462 | 83,696 | 68,683 |
| 3. | Represented by: | | | | | |
| | Fixed Assets | 60,502 | 53,749 | 66,653 | 105,660 | 95,084 |
| | Deferred Expenditure | - | - | - | - | - |
| | Net Current Assets/(Liabilities) | 3,585 | 6,602 | 11,950 | (10,823) | (15,260) |
| | Long Term Liabilities | (454) | (454) | (11,141) | (11,141) | (11,141) |
| | NET ASSETS | 63,633 | 59,897 | 67,462 | 83,696 | 68,683 |
| 4. | Profit/(Loss) After Exceptional Items before Tax | (9,880) | 1,421 | 3,038 | (3,430) | (10,633) |
| 5. | Profit/(Loss) After Taxation | (10,517) | 1,421 | 3,038 | (3,538) | (10,633) |
| 6. | Dividends (Note ii) | 510 | - | - | - | - |
| 7. | Earnings per Issued Ordinary Share (¢)(Note iii) | n.m. | 65.52 | 140.07 | (122.35) | (367.69) |
| 8. | Dividend per Issued Ordinary Share (¢)(Note iii) | n.m. | - | - | - | - |
| 9. | Net Assets per Issued Ordinary Share (¢)(Note iii) | n.m. | 2,761.67 | 3,110.42 | 2,894.25 | 2,375.10 |
| 10. | Return on Shareholders' Funds % | (16.5) | 2.4 | 4.5 | (4.2) | (15.5) |
| 11. | Return on Sales Value % | (25.7) | 2.6 | 4.8 | (4.0) | (9.7) |

NOTES:

(i) The Five Year Summary is a combination of the results of Ghana Breweries Limited (formerly ABC Brewery Limited) and former Kumasi Brewery Limited. The Accounting Policies of Ghana Breweries Limited over the five year period have been adjusted to reflect the policies of Kumasi Brewery Limited.

(ii) Dividends paid to the Shareholders of the former Kumasi Brewery Limited.

(iii) n.m. means the result is not meaningful.

Ghana Breweries Limited

Distribution Schedule of Equity Security as at 31st December, 2001

| Class of Equity | Number of Shareholders within range | Total Holding | Percentage of holding % |
|---|---|---|---|
| 1 - 1,000 | 1,321 | 580,646 | 2.01 |
| 1,001 - 5,000 | 312 | 727,319 | 2.52 |
| 5,001 - 10,000 | 21 | 132,693 | 0.46 |
| 10,001 - and over | 26 | 27,477,560 | 95.02 |
| **TOTAL** | **1,680** | **28,918,218** | **100.00** |

| | NAME | | No. OF SHARES | % |
|---|---|---|---|---|
| 1. | Heineken International | - | 17,946,379 | 62.06 |
| 2. | Limba Ghana Limited | - | 3,911,791 | 13.53 |
| 3. | SSNIT | - | 2,050,393 | 7.09 |
| 4. | CFAO Liverpool | - | 747,890 | 2.59 |
| 5. | B.B.G. Nominees/Chase Manhattan | - | 672,002 | 2.32 |
| 6. | Databank Brokerage Limited | - | 440,129 | 1.52 |
| 7. | Paterson Zochonis Ghana Limited | - | 311,633 | 1.08 |
| 8. | STD Bank Noms (TVL)(PTY) LTD Krediet | - | 290,237 | 1.00 |
| 9. | B.B.G. Nominees/Unilever Managers | - | 263,648 | 0.91 |
| 10. | B. B.G.N /Picket & CIF (Africa) | - | 260,270 | 0.90 |
| 11. | KBL Co-op. Credit Union Limited | - | 120,001 | 0.42 |
| 12. | Mr. E. N. Safo-Nyame | - | 73,193 | 0.25 |
| 13. | BBGN/Unilever Provident Fund | - | 55,113 | 0.19 |
| 14. | SDC Brokerage Services Limited | - | 53,001 | 0.18 |
| 15. | National Trust Holding Co. Limited | - | 48,536 | 0.17 |
| 16. | EBG Stockbrokers Limited | - | 46,020 | 0.16 |
| 17. | BBGN Pictet & CIE(Africa) | - | 32,206 | 0.11 |
| 18. | Teachers Fund | - | 32,181 | 0.11 |
| 19. | FABL Trading Account | - | 28,804 | 0.10 |
| 20. | Mr J. F. Aidoo | - | 20,861 | 0.07 |
| | **Reported Totals** | - | **27,404,288** | **94.76** |
| | **Not Reported** | - | **1,513,930** | **5.24** |
| | **Company Total** | - | **28,918,218** | **100.00** |

168

Ghana Breweries Limited

## Annual General Meeting

To be held at 11.00 am on Thursday, 13th June, 2002 at the Prempeh Assembly Hall, Kumasi.

I/We.............................................................................
(insert full name(s)

of.................................................................................
(insert full address)

being a member(s) of GHANA BREWERIES LIMITED, hereby appoint

*.................................................................................
(insert full name)

or failing him the Chairman of the meeting as my/our proxy to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held on Thursday 13th June, 2002 and at any and every adjournment thereof.

Dated this....................day of.......................... 2002

.................................................................................
Shareholder's Signature

| For Company's Use | No. of Shares | |
|---|---|---|
| RESOLUTION | FOR | AGAINST |
| 1. To receive the Accounts | | |
| 2. To re-elect Mr. O. S. Adebanji as a Director | | |
| 3. To re-elect Mr. C. J. G. Nouwens as a Director | | |
| 4. To re-elect Mr. J. H. van Mameren as a Director | | |
| 5. To re-elect Mr. Wilson Kusi-Atansah as a Director | | |
| 6. To re-elect Mr. M Eson-Benjamin as a Director | | |
| 7. To re-elect Dr. Sir K. Donkoh Fordwor as a Director | | |
| 8. To re-elect Mr. J-L M. Homé as a Director | | |
| 9. To approve the terms of appointment of Mr. O. S. Adebanji as a Manager | | |
| 10. To approve the terms of appoinment of Mr. C. J. G. Nouwens as a Manager | | |
| 11. To approve Directors fees | | |
| 12. To fix the Remuneration of Auditors | | |

Please indicate with an "X" in the appropriate square how you wish your vote to be cast on the resolution referred to above. Unless otherwise instructed, the Proxy will vote or abstain from voting at his discretion.

**THIS PROXY FORM <u>SHOULD NOT</u> BE COMPLETED AND SENT TO THE SECRETARY IF THE MEMBER WILL BE ATTENDING THE MEETING**

NOTES:

1 A member (Shareholder) who is unable to attend an Annual General Meeting is allowed by law to vote by proxy. The above Proxy Form has been prepared to enable you to exercise your vote if you cannot personally attend.

2. Provision has been made on the form for the Chairman of the Meeting to act as your proxy but, if you wish, you may insert in the blank space (*) the name of any person, whether a Member of the Company or not, who will attend the Meeting and vote on your behalf instead of the Chairman of the Meeting.

3 In the case of joint holders, each joint holder should sign.

4. If executed by a Corporation, the Proxy Form should bear its Common Seal or be signed on its behalf by a Director.

5. Please sign the above Proxy Form and post it to reach the address shown overleaf not later than 10.00a.m. on Wednesday,12th June, 2002.

6. The Proxy must produce the Admission Card sent with the Report and Accounts to obtain entrance to the Meeting.

The Secretary,
Ghana Breweries Limited
Mile 7, Accra-Nsawam Road,
P. O. Box 114,
Achimota, Accra.

Please
affix
Stamp

Third fold here

Second fold here

First fold here

# BANK OF GHANA
## DEPUTY GOVERNOR

P.O. BOX 2674
ACCRA
GHANA

TEL: 666902-8
663147

FAX: 664341

OUR REF: DGV/B/23
YOUR REF:

DATE: February 17, 2004

**The Executive Director**
**Strategic African Securities Ltd.**
**P.O. Box KA 16446**
**Accra**

Dear Madam,

**PROPOSED BUSINESS COMBINATION OF GUINNESS GHANA LTD. (GGL) AND GHANA BREWERIES LTD (GBL) – EXCHANGE CONTROL NOTIFICATION**

We refer to your letter dated January 7, 2004 on the above subject and write to inform you that

i. the Bank of Ghana has approved your application for a waiver of paragraphs 2 & 3 of BOG Notice No. BG/EC/93/1 with respect to the proposed business combination of Guinness Ghana Ltd. and Ghana Breweries Ltd.; and

ii. approval is hereby granted under the Exchange Control Act, 1961 (Act 71) and all other relevant legislation, to Atlantaf and Guinness Overseas Ltd. both non-Ghanaian companies to transfer the 60.37% stake in Guinness Ghana Ltd. held by the two companies above mentioned, to Diageo Highlands BV, a Dutch registered company.

Yours faithfully,

**E. ASIEDU-MANTE**
**DEPUTY GOVERNOR**

# GHANA STOCK EXCHANGE

5th Floor, Cedi House
Liberia Road
P.O. Box 1849
Accra - Ghana

Tel: 669908/669914/669935
Fax: (233-21) 669913
Website:www.gsedata.com

June 8, 2004

The Executive Director
Strategic African Securities Ltd.
Accra

Attn: Ms. Abena Amoah

Dear Madam,

RE: TENDER OFFER

Your letter of June 7, 2004, which encloses a copy of the revised Tender Offer by Guinness Ghana Ltd for Ghana Breweries Ltd (proof 6), refers.

We acknowledge the changes made and subsequent approval granted by the Securities and Exchange Commission (SEC). SEC,s approval (including the revisions leading thereto is not inconsistent with the earlier approval granted by the Ghana Stock Exchange.

We are aware of the pendency of a suit in relation to a proposed merger of GGL and GBL (Daniel Ofori vrs GBL) and the fact that the plaintiff has withdrawn his application for an interlocutory injunction restraining GBL from proceeding with a proposed merger with GGL. We are not aware of any legal impediment to the making of the Tender Offer.

Finally, we write to confirm that we have no issues with the revisions made and that your client can proceed to print the document.

Yours faithfully,

K. S. YAMOAH
MANAGING DIRECTOR

*ib

SECURITIES AND EXCHANGE COMMISSION
Location: 1st Floor, State Enterprises Commission Building
PMB, Ministries Post Office, Accra, Ghana
Tel.: +233-21 669019 / 7010476 Fax: +233-21-7010477 / 669588 Email: info@secghana.org Website: www.secghana.org

OUR REF: SEC/CFIM/GGL/001/V.1

17TH June 2004

THE EXECUTIVE DIRECTOR
STRATEGIC AFRICAN SECURITIES
2ND RIDGE LINK, NORTH-RIDGE
P.O. BOX KA 16446
ACCRA.

**ATTENTION: MS. ABENA AMOAH**

Dear Madam:

**RE: PROPOSED OFFER BY GUINNESS GHANA LIMITED TO ACQUIRE THE OUTSTANDING SHARES OF GHANA BREWERIES LIMITED (GBL)**

We have examined the final offer document by Guinness Ghana Ltd to the ordinary shareholders of Ghana Breweries Ltd.

We are pleased to inform you of the Commission's approval.

Please ensure that you print for circulation to GBL Shareholders, the final document that the Commission has approved. You are requested to submit five (5) copies of the printed offer document to the Commission.

We extend our best wishes with this process.

Yours faithfully,

**DR. CHARLES ASEMBRI**
**DIRECTOR-GENERAL**

THIS DOCUMENT IS IMPORTANT AND REQUIRES
YOUR IMMEDIATE ATTENTION

# Offer

**by**

# Guinness Ghana Limited

**to the ordinary shareholders of**

# Ghana Breweries Limited

**to purchase all the outstanding ordinary shares of Ghana Breweries Limited**

**The Offer will expire at 17.00 hours (GMT) on 19 July 2004**

*Financial Adviser*

First Africa Group Holdings (Pty) Limited

*Sponsoring Broker*

Strategic African Securities Limited

**Dated: 18 June 2004**

**GUINNESS GHANA LIMITED**
**OFFER FOR GHANA BREWERIES LIMITED**

Ghana Breweries shareholders who are resident in the United States ("US Ghana Breweries shareholders") should note that the Offer is being made for the securities of a Ghanaian company. The Offer is therefore subject to the disclosure requirements of Ghana, which are different from those of the United States. The financial statements included in this document have been prepared in accordance with international accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for US Ghana Breweries shareholders to enforce their rights and any claim they may have arising under the United States' federal securities laws, since the issuer, Guinness Ghana, is located in Ghana, and some or all of its officers and directors may be residents of a foreign country. US Ghana Breweries shareholders may not be able to sue Guinness Ghana or its officers or directors in a foreign court for violations of the United States' federal securities laws. It may be difficult to compel Guinness Ghana and its affiliates to subject themselves to a United States court's judgment. US Ghana Breweries shareholders should be aware that Guinness Ghana may purchase securities otherwise than under the Offer, such as in open market or privately negotiated purchases.

# GUINNESS GHANA LIMITED

# OFFER FOR
# GHANA BREWERIES LIMITED

**THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.**

**If you have sold or otherwise transferred all your Ghana Breweries shares, please send this document as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.**

**Neither Guinness Ghana's representatives nor Guinness Ghana's advisers makes any recommendation as to whether Ghana Breweries shareholders should accept the Cash Offer or the Share Alternative (as appropriate). Ghana Breweries shareholders must make their own decisions whether or not to accept the Cash Offer or the Share Alternative (as appropriate).**

**No person is authorised to give any information or to make any representation not contained in this document and any information or representation not contained in this document must not be relied upon as having been authorised by Guinness Ghana, First Africa or Strategic African Securities. Neither the delivery of this document, nor any disposal made hereunder will, under any circumstances, create any implication that the information contained in this document is correct as at any time subsequent to its date. Ghana Breweries shareholders and Guinness Ghana shareholders will be given notice, published in a national daily newspaper, of any event that occurs during the Offer Period that materially affects the accuracy of the information contained in this document.**

**This document has been sent to all Ghana Breweries shareholders and Guinness Ghana shareholders on the register of members as at 11 June 2004.**

**This document has been reviewed and approved by the Securities and Exchange Commission in accordance with Section 9 of the Securities Industry Law (P.N.D.C.L. 333), as amended. In its review, the Securities and Exchange Commission examined the contents of this document to ensure that adequate disclosures have been made. To ascertain the financial soundness or value of the Offer, Ghana Breweries shareholders are advised to consult a dealer, investment adviser or other professional for appropriate advice. This document has also been reviewed and approved by the Ghana Stock Exchange.**

## TABLE OF CONTENTS

## CORPORATE INFORMATION AND GUINNESS GHANA'S ADVISERS

| | |
|---|---|
| **Offeror:** | Guinness Ghana Limited<br>Kaasi Industrial Area<br>PO Box 1536<br>Kumasi<br>Ghana |
| **Company subject to the Offer:** | Ghana Breweries Limited<br>Mile 7, Accra-Nsawam Road<br>PO Box AH1114<br>Achimota<br>Accra<br>Ghana |
| **Financial Adviser:** | First Africa Group Holdings (Pty) Ltd<br>Inanda Green Business Park<br>Augusta House<br>Ground Floor<br>Albertyn Road<br>Wierda Valley West<br>Sandton 2196<br>Johannesburg<br>South Africa |
| **Sponsoring Broker:** | Strategic African Securities Limited<br>2nd Ridge Link, North Ridge<br>PO Box KA 16446<br>Accra<br>Ghana |
| **Ghanaian Legal Adviser:** | JLD Legal Consultancy Services<br>#C881/3<br>Kanda Highway<br>North Ridge, Accra<br>PO Box GP 178<br>Accra<br>Ghana |
| **Auditors:** | KPMG (Ghana)<br>Mobil House<br>Liberia Road<br>PO Box 242<br>Accra<br>Ghana |
| **Receiving Agent:** | Strategic African Securities Limited<br>2nd Ridge Link, North Ridge<br>PO Box KA 16446<br>Accra<br>Ghana |
| **Registrars:** | Merchant Bank (Ghana) Limited<br>Head Office Annex<br>57 Examination Loop, North Ridge<br>PO Box 401<br>Accra<br>Ghana |

## TIMETABLE OF KEY EVENTS

| Event | Date |
| --- | --- |
| Qualifying date for the Offer | 11 June 2004 |
| Posting of the Offer Document | 18 June 2004 |
| Posting of the notice of the Guinness Ghana extraordinary general meeting | 18 June 2004 |
| Commencement of the Offer Period | 09.00 hours (GMT) on 21 June 2004 |
| Closing of the Offer Period | 17.00 hours (GMT) on 19 July 2004 |
| Guinness Ghana extraordinary general meeting | 20 July 2004 |
| Despatch of cheques in respect of the Cash Offer | by 3 August 2004 |
| Allotment of new Guinness Ghana shares | by 3 August 2004 |
| Despatch of certificates for new Guinness Ghana shares | by 10 August 2004 |
| Commencement of trading in new Guinness Ghana shares | by 17 August 2004 |

These dates are subject to change by Guinness Ghana, which reserves the right to extend the period of the Offer (subject to obtaining the necessary regulatory consents). Any amendment will be published in a national daily newspaper.

## DEFINITIONS

The following definitions apply in this document and the accompanying Form of Acceptance, unless the context requires otherwise:

| | |
|---|---|
| "Cash Offer" | the cash offer being made by Guinness Ghana to purchase Ghana Breweries shares from each Ghana Breweries shareholder, as set out in this document, including, where the context so requires, any revision, variation, extension or renewal of such offer |
| "Companies Code" | the Ghanaian Companies Code 1963 (Act 179) (as amended) |
| "Diageo" | Diageo plc |
| "Diageo Highlands" | Diageo Highlands BV, a wholly owned subsidiary of Diageo |
| "First Africa" | First Africa Group Holdings (Pty) Ltd |
| "Form of Acceptance" | the form of acceptance which accompanies this Offer Document |
| "Ghana" | the Republic of Ghana |
| "Ghana Breweries" | Ghana Breweries Limited |
| "Ghana Breweries board" or "Ghana Breweries directors" | the directors of Ghana Breweries |
| "Ghana Breweries shares" | outstanding ordinary shares of no par value in Ghana Breweries |
| "Ghana Breweries shareholders" | holders of Ghana Breweries shares |
| "Guinness Ghana" | Guinness Ghana Limited |
| "Guinness Ghana board" or "Guinness Ghana directors" | the directors of Guinness Ghana |
| "Guinness Ghana extraordinary general meeting" | the extraordinary general meeting of Guinness Ghana to be convened for the purposes of proposing the Guinness Ghana resolutions |
| "Guinness Ghana resolutions" | the resolutions (i) to approve the Proposals (ii) to increase the authorised ordinary shares of Guinness Ghana (iii) to grant the Guinness Ghana directors authority to allot the new Guinness Ghana shares on a non pre-emptive basis (iv) to amend the regulations of Guinness Ghana (v) to change the name of Guinness Ghana to 'Guinness Ghana Breweries Limited', subject to the Offer becoming or being declared unconditional in all respects (vi) to appoint additional directors to the Guinness Ghana board, subject to the Offer becoming or being declared unconditional in all respects and (vii) to authorise Guinness Ghana to purchase its own shares |
| "Guinness Ghana shares" | ordinary shares of no par value in Guinness Ghana |
| "Guinness Ghana shareholders" | holders of Guinness Ghana shares |
| "Heineken" | Heineken International BV |

| | |
|---|---|
| "Heineken Ghanaian Holdings" | Heineken Ghanaian Holdings BV, a wholly owned subsidiary of Heineken |
| "new Guinness Ghana shares" | the new Guinness Ghana shares to be issued pursuant to the Share Alternative and the Placing |
| "Offer" | the Cash Offer and the Share Alternative |
| "Offer Document" | this document |
| "Offer Period" | the period commencing at 09.00 hours (GMT) on 21 June 2004 and ending at (i) 17.00 hours (GMT) on 19 July 2004 or (ii) such later time and/or date as Guinness Ghana may determine, subject to it obtaining the necessary regulatory consents |
| "Placing" | the proposed placing of up to 15,492,869 new Guinness Ghana shares with Diageo Highlands |
| "Proposals" | the Offer and the Placing |
| "Rules and Regulations " | the rules and regulations of the Ghana Stock Exchange |
| "Securities and Exchange Commission" | the Ghanaian Securities and Exchange Commission |
| "Share Alternative" | the right of Ghana Breweries shareholders to elect to receive Guinness Ghana shares instead of the cash to which they would otherwise be entitled pursuant to the Cash Offer, as set out in this document, including, where the context so requires, any revision, variation, extension or renewal of such right |
| "Strategic African Securities" | Strategic African Securities Limited, corporate brokers to Guinness Ghana |
| "Transaction" | the proposed acquisition of the outstanding Ghana Breweries shares by Guinness Ghana by way of the Offer, as described in this document |

## PART I – LETTER FROM THE CHAIRMAN OF GUINNESS GHANA

GUINNESS
GHANA

18 June 2004

Dear Ghana Breweries shareholder

**Offer for Ghana Breweries Limited**

**1. Introduction**

Following an earlier cautionary announcement, on 19 December 2003, Ghana Breweries and Guinness Ghana announced that the terms of an offer had been placed before the Ghana Breweries board, by the Guinness Ghana board, for the purchase of all the outstanding ordinary shares of Ghana Breweries. After subsequent discussions between the two companies and the Ghana Stock Exchange and the Securities and Exchange Commission, it was agreed that the terms of the offer should be revised and a further announcement was made by Guinness Ghana on 29 March 2004 setting out the terms of the revised offer, which was placed before the Ghana Breweries board on 22 April 2004.

The purpose of this document is to set out the formal terms and conditions of the Offer, to provide you with background information relating to the Transaction and to supply you with the documentation required to accept the Cash Offer or the Share Alternative (as appropriate).

**Your attention is drawn to the the summary of important considerations set out in Part III, which should be carefully read by each Ghana Breweries shareholder.**

**Ghana Breweries shareholders to whom the Offer is being made should note that you are not legally required to accept the Cash Offer or the Share Alternative and will remain a Ghana Breweries shareholder if you decide not to do so. However, Ghana Breweries shareholders who accept the Cash Offer or the Share Alternative must do so in respect of their entire holding of Ghana Breweries shares.**

**2. The Cash Offer**

The Cash Offer is hereby being made on the following basis:

**for each Ghana Breweries share** **¢1,425 in cash**

All payments to Ghana Breweries shareholders pursuant to the Cash Offer will be made net of Ghana Stock Exchange-approved brokerage commissions and levies.

The Cash Offer presents an opportunity for Ghana Breweries shareholders to realise capital gains. The Cash Offer price agreed by Guinness Ghana and Ghana Breweries is 67.5 per cent. higher than the average of the highest weekly Ghana Breweries share prices during the 26 weeks immediately preceding 18 December 2003 (the date on which the boards of Ghana Breweries and Guinness Ghana released a cautionary announcement that they had entered into discussions in respect of the Transaction) of ¢850.69 per share (see Appendix IV for further details).

GUINNESS GHANA LIMITED
PO Box 1536, Kumasi, Ghana. Telephone (233) 51 26301. Fax (233) 51 20959
PO Box 3610, Accra, Ghana. Telephone (233) 21 777870, (233) 21 777571, (233) 21 775793. Fax (233) 21 778776
Directors: David Herbert Campbell Hampshire (Chairman), Devlin Marc Hainsworth (Managing), Joseph Woahen Acheampong, Kwaku Sarfo-Mensah, Laurence Alexander Turnbull, John Wheelhouse, Robert Njoya Kinuthia, Paul Victor Obeng, Pamela Djamson-Tettey

*Confirmation of Financial Resources*

KPMG (Ghana), auditor of Guinness Ghana, has confirmed that Guinness Ghana has sufficient cash resources and facilities at its disposal to satisfy full acceptance of the Cash Offer (taking into account the Placing and Heineken Ghanaian Holding's irrevocable undertaking to accept the Share Alternative, as described below). A copy of the letter of confirmation is set out in Appendix III.

### 3. The Share Alternative

Ghana Breweries shareholders may elect to receive new Guinness Ghana shares instead of the cash to which they would otherwise be entitled under the Cash Offer, on the following basis:

| | |
|---|---|
| **for each Ghana Breweries share** | **0.134 new Guinness Ghana shares** |

Each entitlement to new Guinness Ghana shares under the Share Alternative will be rounded down to the nearest whole number of new Guinness Ghana shares. No fractions of new Guinness Ghana shares, or cash in lieu of those fractions, will be issued to Ghana Breweries shareholders that accept the Share Alternative.

Heineken Ghanaian Holdings has irrevocably undertaken to accept the Share Alternative in respect of its entire holding of 252,622,865 Ghana Breweries shares.

### 4. Legal basis and conditions of the Offer

As Guinness Ghana is not currently the registered holder of any Ghana Breweries shares, the Offer is being made pursuant to regulation 1(4) of the Ghana Stock Exchange Rules on Takeovers and Mergers. In addition, the Transaction does not constitute an arrangement or amalgamation for the purposes of Part S of the Companies Code.

**Ghana Breweries shareholders may only accept the Cash Offer or the Share Alternative and may only accept either in respect of their entire holding of Ghana Breweries shares. No Ghana Breweries shareholder shall be entitled to accept both the Cash Offer and the Share Alternative or to accept either in respect of less than his entire holding of Ghana Breweries shares. Any purported attempt to do so shall be treated by Guinness Ghana as an acceptance of the Cash Offer by the relevant Ghana Breweries shareholder in respect of his entire holding of Ghana Breweries shares.**

The Offer is subject to the conditions and further terms contained in this document (in particular, those conditions and further terms contained in Part VI, which should be carefully read by each Ghana Breweries shareholder) and the accompanying Form of Acceptance.

### 5. Basis of pricing the Offer

The Transaction is based on the valuations of Guinness Ghana and Ghana Breweries carried out by their strategic partners, Diageo and Heineken respectively. In December 2003, Diageo and Heineken agreed upon the relative valuations for Guinness Ghana and Ghana Breweries having taken into account the current and future market positions of the two companies and the planned capital investments to support the growth of the combined business. The valuation method used was discounted cash flow, which values the business on the basis of the present value of future cash flows. The valuations were based on ten-year projections. These projections were based in part on observed trends in the past performances of the companies and business plans.

The Cash Offer price is primarily based on the valuation of Ghana Breweries agreed by Heineken and Diageo and adopted by Guinness Ghana. The Guinness Ghana board has agreed to offer the Share Alternative to all Ghana Breweries shareholders at an exchange ratio of 0.134. This share exchange ratio will remain fixed during the Offer Period and will apply to all Ghana Breweries shareholders who accept the Share Alternative. The share alternative offered originally solely to Heineken Ghanaian Holdings was based upon an exchange ratio of 0.127 Guinness Ghana shares for every Ghana Breweries share. The Guinness Ghana board has agreed to increase the ratio from 0.127 to 0.134 in order to be able to offer the Share Alternative to all Ghana Breweries shareholders.

## 6. The Offer Period

The Offer opens at 09:00 hours (GMT) on 21 June 2004 and will remain open for acceptance until 17.00 hours (GMT) on 19 July 2004. However, subject to obtaining the necessary regulatory consents, Guinness Ghana reserves the right to extend the period of the Offer beyond such time and/or date.

## 7. Delisting and change of name

Following completion of the Proposals (i) Ghana Breweries will apply to the Ghana Stock Exchange to be delisted and (ii) subject to the approval of Guinness Ghana shareholders, the name of Guinness Ghana will be changed to 'Guinness Ghana Breweries Limited'.

Ghana Breweries shareholders should note that once Ghana Breweries has become an unlisted company, the liquidity of the market for its shares will be substantially diminished. However, should any Ghana Breweries shareholders wish to sell their Ghana Breweries shares following delisting, Guinness Ghana will be prepared to acquire them for cash at the Cash Offer price.

## 8. Regulatory and shareholder approvals

### *(a) Ghana Stock Exchange approval*

This document has been examined and approved by the Ghana Stock Exchange. The approval was obtained from the Ghana Stock Exchange on 8 June 2004.

### *(b) Securities and Exchange Commission approval*

This document has been examined and approved by the Securities and Exchange Commission in accordance with Section (9) of the Securities Industry Law (P.N.D.C.L. 333), as amended. The Securities and Exchange Commission's approval was obtained on 17 June 2004. In its review, the Securities and Exchange Commission examined the contents of this document to ensure that adequate disclosures have been made.

### *(c) Shareholder approval*

The Offer is conditional upon the approval of the Guinness Ghana shareholders at the extraordinary general meeting to be held on 20 July 2004.

### *(d) Bank of Ghana approval*

The Bank of Ghana has granted, in respect of the Proposals, a waiver of paragraphs 2 and 3 of its *Notice to Banks, Stockbrokers and the Public (BG/EC/93/1)*, dated 22 June 1993. The total non-resident foreign ownership of Guinness Ghana shares following the completion of the Proposals may therefore exceed 74 per cent.

## 9. Guinness Ghana shareholders

This document is also being sent to Guinness Ghana shareholders (without the Form of Acceptance) for information purposes.

## 10. Action to be taken

In order to accept the Cash Offer or the Share Alternative (as appropriate) in respect of their entire holding of Ghana Breweries shares, Ghana Breweries shareholders should complete the accompanying Form of Acceptance in accordance with the instructions set out in this document and return it, together with the share certificate(s) for the relevant Ghana Breweries shares and/or other document(s) of title, to Strategic African Securities at either of the following addresses: (i) Strategic African Securities, 2nd Ridge Link, North Ridge, PO Box KA 16446, Accra, Ghana (telephone: +233 21 251546 – 9, 7011770) or (ii) Strategic African Securities, c/o Standard Chartered Bank Ghana Limited, Harper Road Branch, PO Box 1536, Kumasi, Ghana (telephone: +233 51 24234 – 5, 21003). Forms of Acceptance should be returned as soon as possible **but in any event so as to be received no later than 17.00 hours (GMT) on 19 July 2004.**

Ghana Breweries shareholders should seek independent advice from a dealer, investment adviser or other professional in respect of the terms of the Offer and any decision to be taken.

Yours faithfully

**David Hampshire**
*Chairman*

## PART II – INFORMATION ON GUINNESS GHANA AND GHANA BREWERIES

### 1. Information on Guinness Ghana

*Background*

Guinness Ghana was incorporated as a private company in 1960 and listed on the Ghana Stock Exchange in 1990. At incorporation, its main objective was to manage the importation and marketing of Guinness Foreign Extra Stout in Ghana.

In 1971, a brewery was designed and constructed in Kaasi, then a village near Kumasi in the Ashanti Region of Ghana. Production commenced a year later and, by 1977, the brewery was producing at maximum capacity.

In May 1995, Guinness Ghana invested ¢18 billion to expand its packaging capacity and commissioned a ¢40 billion brew house in July 1999. This is a fully automated facility using state of the art brewing and process control technology. This process allows product testing at every stage of the brewing process, delivering world class quality, purity and excellence throughout.

In November 2003, Guinness Ghana commissioned a ¢165 billion second packaging line.

Guinness Ghana is 60.37 per cent. owned by Diageo Highlands, with the remaining 39.63 per cent. held by institutional and individual investors.

*Products*

Guinness Ghana's current product range covers beer (stout), malt drinks and "ready-to-drink" products. It has an installed capacity of 650,000 hectolitres at its single plant in Kumasi (which will be expanded later this year to a capacity in excess of 700,000 hectolitres) and produced 576,000 hectolitres of beer, "ready-to-drink" products and malt drinks in the financial year to June 2003. As at 31 December 2003, Guinness Ghana had a volume share (based on hectolitres sold over the previous twelve months) of 31.3 per cent. of the combined beer and "ready-to-drink" market and 72.7 per cent. of the malt drinks market (source: AC Nielson).

*Financial information*

Summary financial information for Guinness Ghana for the three years ended 30 June 2003 (audited) and the six months ended 31 December 2003 (unaudited) is set out below:

| | *Six months ended 31 December 2003 (unaudited)* | | | *Year ended 30 June* |
|---|---|---|---|---|
| | | *2003* | *2002* | *2001* |
| | *¢million* | *¢million* | *¢million* | *¢million* |
| Turnover | 241,614 | 362,080 | 256,921 | 190,643 |
| Trading profit | 39,784 | 61,577 | 47,101 | 36,962 |
| Profit before tax | 34,328 | 65,188 | 48,172 | 26,388 |

| | *At 31 December 2003 (unaudited)* | | | *At 30 June* |
|---|---|---|---|---|
| | | *2003* | *2002* | *2001* |
| | *¢million* | *¢million* | *¢million* | *¢million* |
| Net assets | 126,171 | 106,495 | 85,235 | 70,604 |

*Notes:*

1. The financial information set out above has been extracted, without material adjustment, from the published audited accounts of Guinness Ghana for the three years ended 30 June 2003 and the published unaudited interim results of Guinness Ghana for the six months ended 31 December 2003.

A comprehensive set of audited financial statements for the three years ended 30 June 2003, and the published unaudited interim results of Guinness Ghana for the six months ended 31 December 2003, are set out in Appendix I.

## 2. Information on Ghana Breweries

***Background***

Ghana Breweries was incorporated on 30 April 1992 under its previous name, 'ABC Brewery Limited'. On 26 October 1994, it acquired the assets of Achimota Brewery Company Limited, a state-owned enterprise operating at the Achimota site.

In October 1997, Heineken acquired 90 per cent. of the outstanding ordinary shares of ABC Brewery Limited and subsequently renamed the company 'Ghana Breweries Limited'. Ghana Breweries then merged with Kumasi Brewery Limited, a brewing company established in May 1959, with effect from 1 January 1998. Before this merger, Heineken and its wholly owned subsidiary, Limba Ghana Limited, held 50.26 per cent. of the issued shares of Kumasi Brewery Limited.

In June 2003, Ghana Breweries underwent a capital restructuring exercise involving (i) the conversion of Heineken's ¢10.7 billion zero coupon convertible bond into equity, (ii) a renounceable rights offering of Ghana Breweries shares, at ¢460 per share, in a ratio of four new shares for every one existing share, (iii) the conversion of part of the preference shares held by Social Security & National Insurance Trust into Ghana Breweries shares and (iv) a write-off of the deficit of ¢40.6 billion on the income surplus account of Ghana Breweries by way of a reduction of stated capital. As a consequence of this restructuring, the stated capital of Ghana Breweries increased from ¢74.4 billion, as at December 2002, to ¢144 billion, as at December 2003.

Ghana Breweries is 75.59 per cent. owned by Heineken Ghanaian Holdings, with the remaining 24.41 per cent. held by institutional and individual investors.

***Products***

Ghana Breweries' product range covers beer (lager), malt drinks and soft drinks. As at 31 December 2003, Ghana Breweries had a volume share (based on hectolitres sold over the previous twelve months) of 39.5 per cent. of the combined beer and "ready-to-drink" market and 23.3 per cent. of the malt drinks market (source: AC Nielson).

***Financial information***

Summary financial information for Ghana Breweries for the three years ended 31 December 2003 is set out below:

| | | | *Year ended 31 December* |
|---|---|---|---|
| | *2003* | *2002* | *2001* |
| | *¢million* | *¢million* | *¢million* |
| Turnover | 206,674 | 136,109 | 109,463 |
| Trading profit | 29,718 | (764) | (3,290) |
| Profit before tax | 27,568 | (12,644) | (10,633) |

| | 2003 | 2002 | At 31 December 2001 |
|---|---|---|---|
| | *¢million* | *¢million* | *¢million* |
| Net assets | 191,588 | 159,561 | 68,683 |

*Notes:*

1. The financial information set out above has been extracted, without material adjustment, from the published audited accounts of Ghana Breweries for the three years ended 31 December 2003.

A comprehensive set of audited financial statements for the three years ended 31 December 2003 are set out in Appendix II.

## PART III – IMPORTANT CONSIDERATIONS

**Nature of the Transaction**

Ghana Breweries shareholders to whom the Offer is being made are not legally required to accept either the Cash Offer or the Share Alternative and will remain Ghana Breweries shareholders if they decide not to do so. However, Ghana Breweries shareholders who accept the Cash Offer or the Share Alternative must do so in respect of their entire holding of Ghana Breweries shares.

**Major changes to Ghana Breweries' and Guinness Ghana's businesses**

Following completion of the Proposals, Ghana Breweries will apply to the Ghana Stock Exchange to be delisted. Ghana Breweries shareholders should note that once Ghana Breweries has become an unlisted company, the liquidity of the market for its shares will be substantially diminished. However, should any Ghana Breweries shareholders wish to sell their Ghana Breweries shares following delisting, Guinness Ghana will be prepared to acquire them for cash at the Cash Offer price.

After the Transaction, Ghana Breweries will become a subsidiary of Guinness Ghana. However, the companies will operate in Ghana as a single enterprise, with its headquarters based in Kumasi. The production facilities, procurement and distribution channels, marketing initiatives and management of the two companies will be consolidated into one business and Guinness Ghana will be renamed 'Guinness Ghana Breweries Limited'.

There are also proposals for the transfer of Ghana Breweries' assets to Guinness Ghana, at market value, at some point following completion of the Transaction. Any such transfer would require the approval of Ghana Breweries shareholders by way of an ordinary resolution passed pursuant to section 202(1) of the Companies Code.

**Long-term justification for the Transaction**

The Transaction is based on unlocking the synergies of the two businesses, including the brand portfolio, technical capabilities, management approach and company structures. The Guinness Ghana directors believe that the combined entity should attain high levels of growth and performance, thus enabling it to build on its contribution to the Ghanaian community and environment.

Ghana is part of the global economy and the Transaction should create a business of international stature. The Guinness Ghana directors believe that this should help stimulate the business climate and further investment in Ghana.

## PART IV – PROCEDURE FOR ACCEPTING THE CASH OFFER OR THE SHARE ALTERNATIVE

### 1. Completing the Form of Acceptance

To accept the Cash Offer or the Share Alternative (as appropriate) you must complete the accompanying Form of Acceptance in accordance with the instructions set out in Appendix VI.

**Ghana Breweries shareholders may only accept the Cash Offer or the Share Alternative and may only accept either in respect of their entire holding of Ghana Breweries shares. No Ghana Breweries shareholder shall be entitled to accept both the Cash Offer and the Share Alternative or to accept either in respect of less than his entire holding of Ghana Breweries shares. Any purported attempt to do so shall be treated by Guinness Ghana as an acceptance of the Cash Offer by the relevant Ghana Breweries shareholder in respect of his entire holding of Ghana Breweries shares.**

### 2. Returning your completed Form of Acceptance

A properly completed and duly executed Form of Acceptance, together with the share certificate(s) for your Ghana Breweries shares and/or other document(s) of title, should be returned to Strategic African Securities at either of the following addresses: (i) Strategic African Securities, 2nd Ridge Link, North Ridge, PO Box KA 16446, Accra, Ghana (telephone: +233 21 251546 – 9, 7011770) or (ii) Strategic African Securities, c/o Standard Chartered Bank Ghana Limited, Harper Road Branch, PO Box 1536, Kumasi, Ghana (telephone: +233 51 24234 – 5, 21003). Forms of Acceptance should be returned as soon as possible **but in any event so as to be received no later than 17.00 hours (GMT) on 19 July 2004.**

The method of delivery of the Forms of Acceptance, together with the relevant share certificate(s) and/or other document(s) of title, is at the election and responsibility of each accepting Ghana Breweries shareholder. If delivery is by mail, accepting Ghana Breweries shareholders are advised to use registered mail and obtain appropriate insurance. **In all cases, sufficient time must be allowed to ensure delivery to Strategic African Securities at either of the addresses stated above prior to 17.00 hours (GMT) on 19 July 2004.**

If your share certificate(s) and/or other document(s) of title is/are not readily available or is/are lost, you should contact Merchant Bank (Ghana) Limited, Head Office Annex, 57 Examination Loop, North Ridge, PO Box 401, Accra, Ghana (telephone: +233 21 251131 – 3). Merchant Bank (Ghana) Limited will prepare a letter of indemnity which you may collect from its offices, provided you present suitable identification (i.e. a driving licence, passport or other type of formal identification). This letter of indemnity should then be completed in accordance with the instructions printed thereon and lodged, together with a properly completed and duly executed Form of Acceptance, with Strategic African Securities at either of the addresses stated above as soon as possible **but in any event so as to be received no later than 17.00 hours (GMT) on 19 July 2004.**

### 3. Validity of acceptances

Guinness Ghana shall treat any purported acceptance by a Ghana Breweries shareholder of (i) both the Cash Offer and the Share Alternative or (ii) either the Cash Offer or the Share Alternative in respect of less than that shareholder's entire holding of Ghana Breweries shares as an acceptance of the Cash Offer in respect of that shareholder's entire holding of Ghana Breweries shares. Guinness Ghana reserves the right to treat as valid, in whole or in part, any acceptance of the Cash Offer or the Share Alternative (as appropriate) which is not entirely in order or which is not accompanied by the relevant share certificate(s) and/or other document(s) of title. In that event, no payment of cash under the Cash Offer or allotment of new Guinness Ghana shares under the Share Alternative will be made until after the relevant share certificate(s) and/or other document(s) of title or an indemnity satisfactory to Guinness Ghana have been received.

**4. Non-resident Ghana Breweries shareholders**

If you receive a copy of this document and/or the accompanying Form of Acceptance in any jurisdiction other than Ghana, you may not treat it as constituting an invitation or offer to you, nor should you in any event use such Form of Acceptance, unless in the relevant jurisdiction the Cash Offer or the Share Alternative (as appropriate) could lawfully be made to, and accepted by, you.

It is your responsibility if you are outside Ghana and/or subject to the laws of any other jurisdiction and if you receive a copy of this document and/or the accompanying Form of Acceptance and wish to accept the Cash Offer or the Share Alternative (as appropriate), to satisfy yourself as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any government or other consents and compliance with other necessary formalities, and to pay any transfer or other taxes or duties required to be paid in such jurisdictions in respect of the Cash Offer or the Share Alternative (as appropriate).

## PART V – SETTLEMENT, LISTING AND DEALINGS

### 1. Settlement

Subject to the Offer becoming or being declared unconditional in all respects, settlement of the consideration to which any Ghana Breweries shareholder is entitled under the Cash Offer or the Share Alternative (as appropriate) will be effected, in the case of acceptances received, complete in all respects, by 17.00 (GMT) on 19 July 2004, within 29 days of such date.

All valid acceptances by Ghana Breweries shareholders of the Cash Offer will be settled by the despatch of cheques for the relevant amount by post (unless the relevant Ghana Breweries shareholder elects otherwise). All payments to Ghana Breweries shareholders in respect of the Cash Offer will be made net of Ghana Stock Exchange-approved brokerage commissions and levies.

All valid elections by Ghana Breweries shareholders for the Share Alternative will be settled by the despatch of definitive certificates for the relevant number of new Guinness Ghana shares by post (unless the relevant Ghana Breweries shareholder elects otherwise).

If the Offer does not become or is not declared unconditional in all respects, the share certificate(s) and/or other document(s) of title in respect of Ghana Breweries shares that have been assented to the Cash Offer or the Share Alternative (as appropriate) will be returned by post within 21 days of the Offer lapsing to the person or agent whose name and address is set out in Box 4 on the accompanying Form of Acceptance or, if none is set out, to the first-named holder at his or her registered address.

### 2. Listing and dealings

Application has been made for the new Guinness Ghana shares to be listed on the Ghana Stock Exchange and Guinness Ghana has received the Ghana Stock Exchange's provisional approval for such listing. Trading in the new Guinness Ghana shares will commence by 17 August 2004.

### 3. General

Ghana Breweries shareholders are responsible for the safe delivery of all documents sent by or to them in connection with the Offer. To avoid the risk of any cheques or certificates for new Guinness Ghana shares issued in their favour being lost, Ghana Breweries shareholders may elect for those cheques or certificates to be retained by Strategic African Securities for collection by them. Those Ghana Breweries shareholders who make such an election will need to present suitable identification (i.e. a driving licence, passport or other type of formal identification) to Strategic African Securities in order to collect any retained cheque or certificate. Any individual appointed by a Ghana Breweries shareholder to collect a cheque or certificate retained by Strategic African Securities will need to present a duly executed authority note or power of attorney. However, all cheques and/or certificates retained by Strategic African Securities will only be retained for one month and will thereafter be returned by post to the relevant Ghana Breweries shareholder(s).

## PART VI – CONDITIONS AND FURTHER TERMS OF THE OFFER

The Offer is governed by Ghanaian law and is subject to the non-exclusive jurisdiction of the Courts of Ghana and to the terms and conditions set out in this document and in the accompanying Form of Acceptance.

### 1. Conditions of the Offer

The Offer is subject to the following conditions:

(a) the passing of all the Guinness Ghana resolutions at the Guinness Ghana extraordinary general meeting;

(b) Guinness Ghana receiving no formal notification, during the Offer Period, of any decision of the Ghana Stock Exchange (i) not to agree to the listing of the new Guinness Ghana shares to be issued pursuant to the Share Alternative and the Placing on the First List of the Ghana Stock Exchange and/or (ii) to impose special conditions in connection with such listing which Guinness Ghana, acting reasonably, considers to be unduly onerous;

(c) all other authorisations, clearances, undertakings and approvals necessary to implement the Proposals having been obtained from each appropriate third party and all such authorisations, clearances, undertakings and approvals remaining in full force and effect and there being no intimation of any intention to revoke, withhold or modify the same; and

(d) each of Ghana Breweries and Guinness Ghana not having had any material legal proceedings instituted or threatened against it or been the subject of an order for its winding-up (voluntary or otherwise) or dissolution or for the appointment of a receiver, manager, trustee or similar officer or for the appointment of any person to any analogous post or position or for any similar purpose under the laws of any jurisdiction in respect of its affairs or any of its assets or revenues which in each case would be material.

Guinness Ghana reserves the right to waive, in whole or in part, conditions (a), (c) and (d). The Offer will lapse unless all the conditions set out above have been fulfilled or (if capable of waiver) waived or, where appropriate, have been determined by Guinness Ghana in its reasonable opinion to be or to remain satisfied by the later of (i) 17.00 hours (GMT) on 3 August 2004 and (ii) such other date as Guinness Ghana may, with the necessary regulatory consents, decide and which may be notified to Ghana Breweries shareholders through the Ghana Stock Exchange and a notice in a national daily newspaper.

### 2. Further terms of the Offer

***(a) Acceptance period***

(i) The Offer will initially be open for acceptance until 17.00 hours (GMT) on 19 July 2004. Although no extension of the Offer Period is envisaged, Guinness Ghana reserves the right, subject to obtaining the necessary regulatory consents, to extend the Offer Period beyond such time and/or date. Any such extension will be notified to Ghana Breweries shareholders through the Ghana Stock Exchange and a notice in a national daily newspaper.

(ii) The Offer, whether revised or not, shall not be capable of acceptance by a Ghana Breweries shareholder after the Offer Period and any purported acceptance of the Offer pursuant to a Form of Acceptance received by or on behalf of Guinness Ghana after the Offer Period (irrespective of when such form was posted) shall be treated by Guinness Ghana as invalid.

***(b) Revision***

(i) Although no revision is envisaged, Guinness Ghana reserves the right, subject to obtaining the necessary regulatory consents, to revise the Offer. If the Offer is revised, the revised offer will remain open for acceptance for a period of at least seven days.

(ii) Any revised offer made available to Ghana Breweries shareholders will be deemed to have been accepted by any Ghana Breweries shareholder who has accepted the Cash Offer or the Share Alternative (as appropriate) in its original or any previously revised form(s), after seven days' notice of the revised offer, provided such revised offer represents an increase in the value of the consideration offered.

*(c) Announcements*

As soon as practicable following the day on which the Offer is due to become unconditional in all respects or is revised or extended, Guinness Ghana will make an appropriate announcement through the Ghana Stock Exchange and a notice in a national daily newspaper.

*(d) No rights of withdrawal*

All acceptances of the Cash Offer or the Share Alternative (as appropriate) shall be irrevocable and any Ghana Breweries shareholder who has accepted the Cash Offer or the Share Alternative (as appropriate) shall be deemed to have accepted any revised offer made available to Ghana Breweries shareholders, in accordance with paragraph 2(b) above, provided such revised offer represents an increase in the value of the consideration offered.

*(e) Non-resident Ghana Breweries shareholders*

The making of the Offer to Ghana Breweries shareholders who are citizens, residents or nationals of jurisdictions outside Ghana or to any custodian or nominee of, or trustee for, any such person may be affected by the laws of the relevant foreign jurisdiction. Each such person should inform himself of and observe any applicable legal requirements in relation to the Offer.

*(f) General*

(i) The Offer is capable of acceptance after 09.00 hours (GMT) on 21 June 2004. Copies of this document and the Form of Acceptance may be collected from Strategic African Securities at either of the following addresses: (i) Strategic African Securities, 2nd Ridge Link, North Ridge, PO Box KA 16446, Accra, Ghana (telephone: +233 21 251546 – 9, 7011770) or (ii) Strategic African Securities, c/o Standard Chartered Bank Ghana Limited, Harper Road Branch, PO Box 1536, Kumasi, Ghana (telephone: +233 51 24234 – 5, 21003), in each case during normal business hours.

(ii) The Offer will lapse unless all the conditions of the Offer have been fulfilled or (if capable of waiver) waived or, where appropriate, have been determined by Guinness Ghana in its reasonable opinion to be or to remain satisfied by the later of (i) 17.00 hours GMT on 3 August 2004 and (ii) such other date as Guinness Ghana may, with the necessary regulatory consents, decide and which may be notified to Ghana Breweries shareholders through the Ghana Stock Exchange and a notice in a national daily newspaper.

(iii) Without prejudice to any other provision of this Part VI, Guinness Ghana reserves the right to treat acceptances of the Cash Offer or the Share Alternative (as appropriate) as valid if not entirely in order or not accompanied by the relevant share certificate(s) and/or other relevant document(s) of title. In that event, no payment of cash will be made, or certificate in respect of the new Guinness Ghana shares despatched, under the Cash Offer or the Share Alternative (as appropriate) until the relevant share certificate(s) and/or other document(s) of title or an indemnity in the form approved by Guinness Ghana have been received.

(iv) Each Ghana Breweries shareholder shall be responsible for all communications, notices, certificates, documents of title and other documents and remittances to be delivered by or to, or sent to or from, it or its designated agent.

(v) Any omission to despatch this document to, or any failure to receive it by, any person to whom the Offer is made, or should be made, shall not invalidate the Offer in any way or create any implication that the Offer has not been made to any such person. The Offer extends to any Ghana Breweries shareholder to whom this document may not have been despatched.

(vi) The new Guinness Ghana shares to be issued to any Ghana Breweries shareholder who accepts the Share Alternative will be issued credited as fully paid and free from all encumbrances and will rank equally in all respects with the existing outstanding issued ordinary shares of no par value in the capital of Guinness Ghana.

(vii) The instructions, authorities, terms and provisions contained in or deemed to be incorporated in the rest of this document and the accompanying Form of Acceptance constitute part of the terms of the Offer.

(viii) All references in this document to 19 July 2004 shall (except where the context otherwise requires), if the Offer Period is extended, be deemed to refer to the expiry date of the Offer Period as so extended.

(ix) The Offer, all acceptances of it, and all contracts arising from or pursuant to any of them and all action made or taken or deemed to have been made or taken under any term of the Offer shall be governed by and construed in accordance with Ghanaian law.

*(g) Form of acceptance*

Each Ghana Breweries shareholder by whom, or on whose behalf, a Form of Acceptance is executed irrevocably undertakes, authorises, represents, warrants and agrees to and with Guinness Ghana (so as to bind it and its successors and assigns) that:

(i) it is irrevocably and unconditionally entitled to transfer the legal and beneficial ownership of the Ghana Breweries shares comprised in the acceptance of the Cash Offer or the Share Alternative (as appropriate) and the Ghana Breweries shares in respect of which the Cash Offer or the Share Alternative (as appropriate) is accepted or deemed to be accepted are sold free from all liens, charges, encumbrances, equities and other interests and together with all rights attaching to them at the time of transfer;

(ii) it has fully complied with the laws of any relevant jurisdiction in connection with the Cash Offer or the Share Alternative (as appropriate);

(iii) the execution of the Form of Acceptance shall constitute a valid acceptance of the Cash Offer or the Share Alternative (as appropriate) in respect of the number of Ghana Breweries shares inserted, or deemed inserted, in Box 1 or Box 2 of the Form of Acceptance, in each case on and subject to the terms and conditions set out or referred to in this document and that such acceptance shall be irrevocable;

(iv) the execution of the Form of Acceptance shall constitute an undertaking to execute all or any documents and/or give any such further assurance as may be required to enable Guinness Ghana to obtain the full benefit of the terms of this document and/or to perfect any of the authorities expressed to be given hereunder;

(v) the execution of the Form of Acceptance constitutes, subject to the Offer becoming or being declared unconditional in all respects in accordance with its terms, the irrevocable appointment of any Guinness Ghana director (or other individual(s) appointed in writing by any Guinness Ghana director) as such shareholder's attorney and agent, and an irrevocable instruction and authority to the attorney to:

(aa) complete and execute all or any form(s) of transfer and/or other document(s) (including deeds or any document required to be signed, sealed and delivered) as may be necessary or desirable in the attorney's discretion in relation to the Ghana Breweries shares referred to in paragraph (g)(i) above in favour of Guinness Ghana or such other person(s) as Guinness Ghana or its agents may direct;

(bb) deliver any such form(s) of transfer and/or other document(s) together with the certificate(s) and/or other document(s) of title relating to such Ghana Breweries shares in the attorney's discretion for registration within six months following the Offer becoming unconditional in all respects; and

(cc) execute all such other documents and do all such other acts and things as may in the opinion of such attorney be necessary or expedient for the purpose of, or in connection with, the acceptance of the Cash Offer or the Share Alternative (as appropriate) and to vest in Guinness Ghana such Ghana Breweries shares.

## PART VII – GENERAL INFORMATION

### 1. Responsibility

The Guinness Ghana directors accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Guinness Ghana directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

### 2. Directors

**(a) Guinness Ghana**

The Guinness Ghana directors and their respective functions are as follows:

| *Name* | *Function* |
| --- | --- |
| David Herbert Campbell Hampshire* | *Chairman* |
| Devlin Marc Hainsworth* | *Managing Director* |
| Joseph Woahen Acheampong | *Director* |
| Paul Victor Obeng | *Director* |
| Laurence Alexander Turnbull* | *Director* |
| John Wheelhouse* | *Director* |
| Robert Njoya Kinuthia | *Director* |
| Pamela Djamson-Tettey | *Director* |
| Kwaku Sarfo-Mensah† | *Director* |

*Recommended by Diageo to be appointed to the Guinness Ghana board

†Recommended by Social Security & National Insurance Trust to be appointed to the Guinness Ghana board

Guinness Ghana is incorporated in Ghana and its registered office is at Kaasi Industrial Area, PO Box 1536, Kumasi, Ghana. The company secretary of Guinness Ghana is Simon Kodzo Gollo.

**(b) Ghana Breweries**

The Ghana Breweries directors and their respective functions are as follows:

| *Name* | *Function* |
| --- | --- |
| Martin Eson-Benjamin | *Chairman* |
| Olusegun Samuel Adebanji* | *Managing Director* |
| Clément Jean Guillaume Nouwens* | *Director* |
| Dorothea Plantenga-Hogewoning* | *Director* |
| Henk van Klompenburg* | *Director* |
| Ishmael Evans Yamson | *Director* |
| Thomas Arie de Man‡* | *Director* |
| Jean-Louis Marie Homé | *Director* |
| Kwame Donkoh Fordwor (Dr.)‡ | *Director* |
| Ebenezer Magnus Boye‡ | *Director* |
| Wilson Kusi-Atansah† | *Director* |

*Recommended by Heineken to be appointed to the Ghana Breweries board

†Recommended by Social Security & National Insurance Trust to be appointed to the Ghana Breweries board

‡To be appointed to the Guinness Ghana board following completion of the Proposals

Ghana Breweries is incorporated in Ghana and its registered office is at Mile 7, Accra-Nsawam Road, PO Box AH1114, Achimota, Accra. The company secretary of Ghana Breweries is Joe Aboagye Debrah.

## 3. Disclosure of interests

(a) As at 11 June 2004 (the last practicable date prior to the posting of this document), the interests of the Guinness Ghana directors and their immediate families in Guinness Ghana shares were as follows:

| *Name* | *Guinness Ghana shares* |
|---|---|
| David Herbert Campbell Hampshire | 4,000 |
| Paul Victor Obeng | 13,370* |
| Joseph Woahen Acheampong | 145 |

*Registered in the name of Paros Ltd

(b) As at 11 June 2004 (the last practicable date prior to the posting of this document), the interests of the Ghana Breweries directors and their immediate families in Ghana Breweries shares and Guinness Ghana shares were as follows:

| *Name* | *Ghana Breweries shares* | *Guinness Ghana shares* |
|---|---|---|
| Martin Eson-Benjamin | 31,721 | |
| Dorothea Plantenga-Hogewoning | 20,000 | |
| Ishmael Evans Yamson | 36,805 | |
| Kwame Donkoh Fordwor | 220,000 | |
| Ebenezer Magnus Boye | 70,000 | 1,000 |

(c) Guinness Ghana does not hold or control any Ghana Breweries shares. Save as disclosed in this paragraph 3 no Guinness Ghana director or any member of his immediate family is interested in any Ghana Breweries shares or any Guinness Ghana shares.

(d) Ghana Breweries does not hold or control any Guinness Ghana shares. Save as disclosed in this paragraph 3 no Ghana Breweries director or any member of his immediate family is interested in any Guinness Ghana shares or any Ghana Breweries shares.

## 4. Financing arrangements

(a) It is estimated that acceptance of the Cash Offer by all Ghana Breweries shareholders other than Heineken Ghanaian Holdings (which has irrevocably undertaken to accept the Share Alternative) would require the payment by Guinness Ghana of a maximum amount of approximately ¢116 billion in cash. The cash consideration required to implement the Cash Offer will be provided out of the funds received from Diageo Highlands pursuant to the Placing and new facilities provided by Standard Chartered Bank.

(b) KPMG (Ghana) has confirmed that it is satisfied that sufficient resources are available to Guinness Ghana to satisfy the maximum amount of cash payable under the Cash Offer (taking into account the Placing and Heineken Ghanaian Holding's irrevocable undertaking to accept the Share Alternative). A copy of the comfort letter from KPMG (Ghana), confirming the existence of adequate funds to pay the maximum amount of cash payable under the Cash Offer is set out in Appendix III.

## 5. Litigation

(a) Guinness Ghana is not and has not been involved in any legal or arbitration proceedings (including any such proceedings which are pending or threatened of which Guinness Ghana is aware) which may have or have had during the twelve months preceding the date of this document a significant effect on Guinness Ghana's financial position.

(b) Ghana Breweries is not and has not been involved in any legal or arbitration proceedings (including any such proceedings which are pending or threatened of which Ghana Breweries is aware) which may have or have had during the twelve months preceding the date of this document a significant effect on Ghana Breweries' financial position.

### 6. General

The letter from KPMG (Ghana) reproduced in Appendix III is included in the form and context in which it appears with the consent of KPMG (Ghana).

### 7. Documents available for inspection

Copies of the following documents will be available for inspection at the registered office of Guinness Ghana and at its offices at CDH House, Near Sankara Circle, Independence Close, off Independence Avenue, Ridge, Accra during normal business hours on any weekday (public holidays excepted), while the Offer remains open for acceptance:

(a) the published audited accounts of Guinness Ghana for the three financial years ended 30 June 2003 and the published unaudited interim results of Guinness Ghana for the six months ended 31 December 2003;

(b) the published audited accounts of Ghana Breweries for the three financial years ended 31 December 2003;

(c) the letters from the Bank of Ghana, the Securities and Exchange Commission and the Ghana Stock Exchange containing the regulatory approvals referred to in paragraph 8 of Part I; and

(d) this document.

## APPENDIX I – FINANCIAL INFORMATION ON GUINNESS GHANA

### Part A – Financial statements for the three years ended 30 June 2003

The following information has been extracted without material adjustment from the published annual report and accounts of Guinness Ghana for the three financial years ended 30 June 2003. Copies of these annual report and accounts are available for inspection at the addresses referred to in paragraph 7 of Part VII of this document.

**Profit and loss account for the three years ended 30 June 2003**

| | *Year ended 30 June 2003 ¢000* | *Year ended 30 June 2002 ¢000* | *Year ended 30 June 2001 ¢000* |
|---|---|---|---|
| **Turnover** | 362,080,199 | 256,921,901 | 190,643,212 |
| Cost of sales | (214,814,657) | (143,482,110) | (104,276,807) |
| **Gross profit** | 147,265,542 | 113,439,791 | 86,366,405 |
| General administrative and selling expenses | (85,687,958) | (66,338,222) | (49,403,824) |
| **Trading profit** | 61,577,584 | 47,101,569 | 36,962,581 |
| Other income | 3,636,748 | 1,320,161 | 239,785 |
| **Profit before interest and taxation** | 65,214,332 | 48,421,730 | 37,202,366 |
| Net interest charges | (26,104) | (248,889) | (10,813,470) |
| **Profit before taxation** | 65,188,228 | 48,172,841 | 26,388,896 |
| Taxation including reconstruction levy | (14,557,320) | (12,983,292) | (8,030,110) |
| **Profit after taxation** transferred to income surplus account | 50,630,908 | 35,189,549 | 18,358,786 |

**Income surplus account for the three years ended 30 June 2003**

| | *Year ended 30 June 2003 ¢000* | *Year ended 30 June 2002 ¢000* | *Year ended 30 June 2001 ¢000* |
|---|---|---|---|
| Balance at 1 July | 74,598,983 | 59,968,434 | 52,182,848 |
| Profit for the year | 50,630,908 | 35,189,549 | 18,358,786 |
| | 125,229,891 | 95,157,983 | 70,541,634 |
| Proposed dividend: ¢250 per share (2002: ¢175) | (29,370,000) | (20,559,000) | (10,573,200) |
| Balance at 30 June | 95,859,891 | 74,598,983 | 59,968,434 |

**Balance sheet as at 30 June for the three years ended 2003**

| | *At 30 June 2003* | | *At 30 June 2002* | | *At 30 June 2001* | |
|---|---|---|---|---|---|---|
| | *¢000* | *¢000* | *¢000* | *¢000* | *¢000* | *¢000* |
| **Fixed assets** | | 150,199,858 | | 81,293,722 | | 68,460,901 |
| **Investments** | | 3,346,122 | | 3,346,122 | | 3,346,122 |
| **Current assets** | | | | | | |
| Stocks | 57,772,391 | | 36,404,738 | | 26,912,170 | |
| Taxation | – | | – | | 3,258,467 | |
| Debtors | 19,463,708 | | 20,186,907 | | 10,352,669 | |
| Cash and bank balances | 46,698,630 | | 21,501,375 | | 16,492,599 | |
| | 123,934,729 | | 78,093,020 | | 57,015,905 | |
| **Current liabilities** | | | | | | |
| Bank overdraft | 15,994,528 | | 525,367 | | 8,416,881 | |
| Creditors | 67,961,185 | | 34,881,750 | | 19,436,342 | |
| Taxation | 5,405,576 | | 6,644,243 | | – | |
| Dividends | 21,835,903 | | 15,272,400 | | 8,760,458 | |
| Amount due to related companies | 47,010,301 | | 9,828,472 | | 10,817,498 | |
| | 158,207,493 | | 67,152,232 | | 47,431,179 | |
| **Net current (liabilities)/ assets** | | (34,272,764) | | 10,940,788 | | 9,584,726 |
| | | 119,273,216 | | 95,580,632 | | 81,391,749 |
| Deferred taxation | | (12,777,230) | | (10,345,554) | | (10,787,220) |
| **Net assets** | | 106,495,986 | | 85,235,078 | | 70,604,529 |
| **Financed by:** | | | | | | |
| Stated capital | | 7,686,032 | | 7,686,032 | | 7,686,032 |
| Capital surplus | | 2,950,063 | | 2,950,063 | | 2,950,063 |
| Income surplus | | 95,859,891 | | 74,598,983 | | 59,968,434 |
| | | 106,495,986 | | 85,235,078 | | 70,604,529 |

**Cash flow statement for the three years ended 30 June 2003**

| | *Year ended 30 June 2003* | | *Year ended 30 June 2002* | | *Year ended 30 June 2001* | |
|---|---|---|---|---|---|---|
| | *¢000* | *¢000* | *¢000* | *¢000* | *¢000* | *¢000* |
| **Operating profit** *(before investment returns and servicing of finance)* | | 65,059,297 | | 48,421,730 | | 37,116,235 |
| Depreciation charges | 15,263,488 | | 13,589,317 | | 9,480,264 | |
| Increase in stocks | (21,367,653) | | (9,492,568) | | 5,385,777 | |
| Decrease/ (Increase) in debtors | 723,199 | | (9,834,238) | | 881,374 | |
| Increase in creditors | 33,079,435 | | 15,445,408 | | 9,097,028 | |
| Increase/ (Decrease) in related company balances | 37,181,829 | | (989,026) | | (37,982,338) | |
| Profit on sale of fixed assets | (793,483) | | – | | (102,091) | |
| | | 64,086,815 | | 8,718,893 | | (13,239,986) |
| **Net cash flow from operating activities** | | 129,146,112 | | 57,140,623 | | 23,876,249 |
| **Investment returns and servicing of finance** | | | | | | |
| Dividends paid | (22,806,497) | | (14,047,058) | | (12,897,212) | |
| Dividends received | 155,035 | | – | | 86,131 | |
| Interest paid | (649,223) | | (939,022) | | (11,413,169) | |
| Interest received | 623,119 | | 690,133 | | 599,699 | |
| | | (22,677,566) | | (14,295,947) | | (23,624,551) |
| **Tax paid** | | (13,364,311) | | (3,522,248) | | (2,943,287) |
| **Investing activities** | | | | | | |
| Fixed assets purchased | (88,096,838) | | (26,422,138) | | (10,016,167) | |
| Proceeds from sale of fixed assets | 4,720,697 | | – | | 153,599 | |
| | | (83,376,141) | | (26,422,138) | | (9,862,568) |
| **Increase in cash and cash equivalents** | | 9,728,094 | | 12,900,290 | | (12,554,157) |

| | Year ended 30 June 2003 | | Year ended 30 June 2002 | | Year ended 30 June 2001 | |
|---|---|---|---|---|---|---|
| | *¢000* | *¢000* | *¢000* | *¢000* | *¢000* | *¢000* |
| **Analysis of changes in cash and cash equivalents during the year** | | | | | | |
| Balance at 1st July | | 20,976,008 | | 8,075,718 | | 20,629,875 |
| Net cash inflow | | 9,728,094 | | 12,900,290 | | (12,554,157) |
| Balance at 30th June | | 30,704,102 | | 20,976,008 | | 8,075,718 |
| **Analysis of balances of cash and cash equivalents as shown in the balance sheet** | | | | | | |
| Cash and Bank balances | | 46,698,630 | | 21,501,375 | | 16,492,599 |
| Bank Overdraft | | (15,994,528) | | (525,367) | | (8,416,881) |
| Balance at 30th June | | 30,704,102 | | 20,976,008 | | 8,075,718 |

**Part B – Unaudited interim results of Guinness Ghana for the six months ended 31 December 2003**

The following information has been extracted without material adjustment from the published unaudited interim results of Guinness Ghana for the six months ended 31 December 2003. Copies of these interim results are available for inspection at the addresses referred to in paragraph 7 of Part VII of this document.

**Profit and loss account for the six months ended 31 December 2003**

| | *Six months ended 31 December 2003 ¢million* | *Six months ended 31 December 2002 ¢million* |
|---|---|---|
| **Net turnover** | 241,614 | 170,259 |
| Cost of sales | (155,192) | (109,027) |
| **Gross profit** | 86,422 | 61,232 |
| General administrative expenses | (46,638) | (29,623) |
| **Operating profit** | 39,784 | 31,609 |
| Other income | (890) | 105 |
| Exceptional items | 6,031 | 0 |
| **Profit before financial charges** | 44,925 | 31,714 |
| Financial charges (net) | (10,597) | 71 |
| **Profit before taxation** | 34,328 | 31,785 |
| Taxation/national reconstruction | (7,839) | (7,098) |
| **Profit transferred to income surplus account** | 26,489 | 24,687 |

**Income surplus account for the six months ended 31 December 2003**

| | *Six months ended 31 December 2003 ¢million* | *Six months ended 31 December 2002 ¢million* |
|---|---|---|
| Balance as at 1 July | 95,860 | 74,599 |
| Transfer from stated capital | 0 | 0 |
| Profit /(Loss) for the period | 26,489 | 24,687 |
| Interim dividend | (6,814) | (6,814) |
| Balance as at 31 December 2003 | 115,535 | 92,472 |

**Balance sheet as at 31 December 2003**

| | *At 31 December 2003 ¢million* | *At 31 December 2002 ¢million* |
|---|---|---|
| **Fixed assets** | 203,505 | 80,533 |
| **Current assets** | | |
| Stocks | 77,407 | 37,655 |
| Debtors | 39,096 | 20,543 |
| Bank and cash balances | 4,208 | 65,813 |
| **Total current assets** | 120,711 | 124,011 |
| Less: | | |
| **Current liabilities** | | |
| Creditors | (86,160) | (65,836) |
| Taxation | (8,739) | (7,522) |
| Dividend | (6,814) | (15,292) |
| Bank overdraft | (48,555) | (2,440) |
| Bank loans | (35,000) | 0 |
| Short term loan | 0 | 0 |
| Total Current Liabilities | (185,268) | (91,090) |
| **Net current assets** | (64,556) | 32,921 |
| Deferred tax liability | (12,777) | (10,346) |
| **Net assets** | 126,171 | 103,109 |
| **Representing:** | | |
| Stated capital | 7,686 | 7,686 |
| Capital surplus | 2,950 | 2,950 |
| Income surplus | 115,535 | 92,472 |
| **Interest of shareholders** | 126,171 | 103,109 |

**Cash flow statement for the six months ended 31 December 2003**

| | *Six months ended 31 December 2003 ¢million* | *Six months ended 31 December 2002 ¢million* |
|---|---|---|
| **Operating profit** | 39,784 | 31,609 |
| Returns and servicing of | | |
| Depreciation | 8,837 | 7,461 |
| Other income | 890 | (105) |
| Decrease/Increase in stocks | (13,502) | 774 |
| Decrease/Increase in debtors | (29,623) | (7,367) |
| Decrease/Increase in creditors | (16,318) | 6,059 |
| **Net cash inflow from operations** | (9,932) | 38,432 |
| Financial Charges | | |
| Interest Received | 170 | 326 |
| Interest Paid | (10,769) | (255) |
| | (10,599) | 71 |
| **Net cash outflow from re-investments and servicing** | | |
| Tax paid | (4,736) | (6,450) |
| Dividend paid | (21,836) | (22,556) |
| Investing activities | | |
| Fixed assets purchase | (62,142) | (5,382) |
| Proceeds from sale of investments | 9,377 | 0 |
| Net cash outflow from investing activities | (99,868) | 4,115 |
| Net cash flow before financing | (109,801) | 42,547 |
| Financing | – | – |
| Deposit for shares purchase | – | – |
| Proceeds form rights issues | – | – |
| Bank loan (Paid)/Received | 35,000 | 0 |
| Short-term loan paid | – | – |
| Medium-term loan paid | – | – |
| Net cash inflow/(outflow) | – | – |
| Analysis of changes in cash | – | – |
| Equivalents during the year | – | – |
| Net financing | 35,000 | 0 |
| Balance as at 1st January | 30,453 | 20,826 |
| Net cash inflow/(outflow) | (74,801) | 42,547 |
| **Balance at 31 December** | (44,347) | 63,373 |
| Analysis of cash | | |
| Cash at bank | 4,208 | 65,813 |
| Bank overdraft | (48,555) | (2,440) |
| **Balance at 31 December** | (44,347) | 63,373 |

## APPENDIX II – FINANCIAL INFORMATION ON GHANA BREWERIES

### Financial statements for the three years ended 31 December 2003

The following information has been extracted without material adjustment from the published annual report and accounts of Ghana Breweries for the three financial years ended 31 December 2003. Copies of these annual report and accounts are available for inspection at the addresses referred to in paragraph 7 of Part VII of this document.

**Profit and loss account for the three years ended 31 December 2003**

| | *Year ended 31 December 2003 ¢million* | *Year ended 31 December 2002 ¢million* | *Year ended 31 December 2001 ¢million* |
|---|---|---|---|
| Turnover | 206,674 | 136,109 | 109,463 |
| Cost of sales | (119,478) | (78,511) | (64,114) |
| **Gross profit** | 87,196 | 57,598 | 45,349 |
| General administrative and selling expenses | (57,478) | (58,362) | (48,639) |
| **Trading profit/(loss)** | 29,718 | (764) | (3,290) |
| Other income | 6,782 | 550 | 485 |
| Exceptional items | (7,147) | (3,010) | 3,554 |
| **Profit/(loss) before net financial charges** | 29,353 | (3,224) | 749 |
| Net financial charges | (1,785) | (9,420) | (11,382) |
| **Profit/(loss) before taxation** | 27,568 | (12,644) | (10,633) |
| Taxation | (689) | – | – |
| **Profit/(loss) after taxation transferred to income surplus account** | 26,879 | (12,644) | (10,633) |

**Income surplus account for the three years ended 31 December 2003**

| | *Year ended 31 December 2003 ¢million* | *Year ended 31 December 2002 ¢million* | *Year ended 31 December 2001 ¢million* |
|---|---|---|---|
| Balance at 1 January | (40,589) | (27,945) | (31,369) |
| Transfer from stated capital/prior year adjustment | 40,589 | – | 2,217 |
| | – | (27,945) | (29,152) |
| Profit/(loss) for the year | 26,879 | (12,644) | (10,633) |
| Transfer from capital surplus | 1,540 | – | 18,437 |
| Loss on assets written-off | (1,521) | – | (6,597) |
| Balance as at 31 December | 26,898 | (40,589) | (27,945) |

**Balance sheet as at 31 December for the three years ended 2003**

| | *At 31 December 2003 ¢million* | *At 31 December 2002 ¢million* | *At 31 December 2001 ¢million* |
|---|---|---|---|
| **Fixed assets** | 115,135 | 101,863 | 95,084 |
| **Current assets** | | | |
| Stocks | 67,577 | 43,702 | 42,476 |
| Debtors | 27,112 | 21,866 | 26,803 |
| Taxation | 573 | 918 | 890 |
| Bank and cash balances | 41,893 | 25,926 | 6,292 |
| | 137,155 | 92,412 | 76,461 |
| **Current liabilities** | | | |
| Creditors | 57,151 | 26,694 | 62,391 |
| Bank overdraft | 11 | 470 | 24,734 |
| Bank loan | – | 2,500 | – |
| Short-term loan | 3,086 | 4,596 | 4,596 |
| | 60,248 | 34,260 | 91,721 |
| **Net current assets/(liabilities)** | 76,907 | 58,152 | (15,260) |
| | 192,042 | 160,015 | 79,824 |
| **Long term liabilities** | | | |
| Medium-term loan | – | – | (10,687) |
| Deferred tax liability | (454) | (454) | (454) |
| **Net assets** | 191,588 | 159,561 | 68,683 |
| **Financed by:** | | | |
| Stated capital | 144,043 | 74,441 | 74,441 |
| Capital surplus | 20,647 | 22,187 | 22,187 |
| Income surplus | 26,898 | (40,589) | (27,945) |
| Deposit for share purchase | – | 103,522 | – |
| Shareholders' funds | 191,588 | 159,561 | 68,683 |

**Cash flow statement for the three years ended 31 December 2003**

| | *Year ended 31 December 2003 ¢million* | *Year ended 31 December 2002 ¢million* | *Year ended 31 December 2001 ¢million* |
|---|---|---|---|
| **Operating profit** *(before investment returns and servicing of finance)* | 29,353 | (3,224) | 749 |
| **Add/(less):** | | | |
| Depreciation | 14,784 | 10,024 | 9,439 |
| Loss on disposal of fixed assets | (252) | (457) | (217) |
| Loss on fixed assets written-off | – | – | 357 |
| Increase in stock | (23,875) | (1,226) | (5,479) |
| Increase/(Decrease) in debtors | (5,246) | 4,937 | (4,946) |
| (Decrease)/Increase in creditors | 30,457 | (35,697) | 12,180 |
| **Net cash inflow/(outflow) from operating activities** | 45,221 | (25,643) | 12,083 |
| **Returns on investment and servicing of finance** | | | |
| Interest received | 230 | 20 | 138 |
| Interest charges | (2,015) | (9,440) | (11,520) |
| **Tax paid** | (344) | (28) | (109) |
| **Investing activities** | | | |
| Additions to fixed assets | (29,662) | (16,803) | (12,423) |
| Proceeds from disposal of fixed assets | 337 | 457 | 217 |
| **Financing activities** | | | |
| Deposit for share purchase | – | 103,522 | – |
| Proceeds from rights issue | 6,669 | – | – |
| Loan released to deposit against shares | – | (10,687) | – |
| Bank loan paid | (2,500) | 2,500 | – |
| Short-term loan | (1,510) | – | – |
| **Net increase in cash and cash equivalences** | 16,426 | 43,898 | (11,614) |
| Balance at 1 January | 25,456 | (18,442) | (6,828) |
| Balance at 31 December | 41,882 | 25,456 | (18,442) |
| **Analysis of cash and cash equivalents** | | | |
| Cash at bank and on hand | 41,893 | 25,926 | 6,292 |
| Bank overdraft | (11) | (470) | (24,734) |
| Balance at 31 December | 41,882 | 25,456 | (18,442) |

# APPENDIX III – KPMG CASH CONFIRMATION LETTER

KPMG

Audit

P.O. Box 242
Accra.
Ghana.

25. Liberia Road
Accra.
Ghana.

Telephone +233 (21) 664881 -4
Fax +233 (21) 667909
kpmg-gh@kpmg.com.gh

The Directors
Guinness Ghana Limited
Kaasi Industrial Area
Kumasi

Our ref G.99/NAD/PO

Contact P Owiredu

27 April 2004

Dear Sirs

**Offer by Guinness Ghana Limited ("Guinness Ghana") to acquire all of the outstanding ordinary shares of Ghana Breweries Limited ("Ghana Breweries")**

We, as the independent statutory auditors of Guinness Ghana, are issuing this letter in accordance with the Ghana Stock Exchange's Rules and Regulations in respect of the cash offer, with a share alternative, to be made to all Ghana Breweries shareholders.

As requested by the board of Guinness Ghana, we have reviewed the banking facilities established by Guinness Ghana with Standard Chartered Bank Ghana Limited for the purpose of supporting the funding requirements of the cash offer. Additionally, we have reviewed the structure of the transaction (in particular, the cash offer price of ¢1,425 per share) and the documentation that establishes the principles of a private placement of shares in Guinness Ghana to Diageo Highlands BV, the controlling shareholder of Guinness Ghana, at ¢5,400 per share.

We confirm that sufficient resources are available to Guinness Ghana to satisfy the maximum amount of cash payable under the cash offer (taking into account Heineken Ghanaian Holding BV's irrevocable undertaking to accept the share alternative).

The above procedures do not constitute an audit. We have not audited any financial statements of Guinness Ghana as of any date or any period subsequent to 30 June 2003.

This letter is not to be made available to any other party nor is it to be used, circulated, quoted or otherwise referred to except for the purpose for which it has been issued.

Yours faithfully

J B Winful
*Partner*

## APPENDIX IV – 26 WEEK SHARE PRICES FOR GHANA BREWERIES SHARES

| | *week ending* | *highest price (¢)* | | *week ending* | *highest price (¢)* |
|---|---|---|---|---|---|
| 1. | 27 June 2003 | 552 | 14. | 26 September 2003 | 860 |
| 2. | 4 July 2003 | 552 | 15. | 3 October 2003 | 900 |
| 3. | 11 July 2003 | 552 | 16. | 10 October 2003 | 905 |
| 4. | 18 July 2003 | 552 | 17. | 17 October 2003 | 905 |
| 5. | 25 July 2003 | 552 | 18. | 24 October 2003 | 905 |
| 6. | 1 August 2003 | 552 | 19. | 31 October 2003 | 906 |
| 7. | 8 August 2003 | 552 | 20. | 7 November 2003 | 1,000 |
| 8. | 15 August 2003 | 552 | 21. | 14 November 2003 | 1,000 |
| 9. | 22 August 2003 | 555 | 22. | 21 November 2003 | 1,200 |
| 10. | 29 August 2003 | 670 | 23. | 28 November 2003 | 1,300 |
| 11. | 5 September 2003 | 800 | 24. | 5 December 2003 | 1,300 |
| 12. | 12 September 2003 | 810 | 25. | 12 December 2003 | 1,401 |
| 13. | 19 September 2003 | 860 | 26. | 17 December 2003 | 1,425 |

**Average:** ¢850.69 per Ghana Breweries share

## APPENDIX V – MAJOR SHAREHOLDERS OF GUINNESS GHANA AND GHANA BREWERIES

**1. Top 20 Guinness Ghana shareholders (as at 11 June 2004)**

| *Name* | *Number of Shares* | *Percentage of issued capital* |
|---|---|---|
| Diageo Highlands BV | 70,921,228 | 60.37 |
| Social Security & National Insurance Trust | 18,151,032 | 15.45 |
| BBGN/Chase Manhattan | 6,061,037 | 5.16 |
| BBGN/Chase Manhattan Offshore | 3,906,408 | 3.33 |
| D M Ventures | 1,931,265 | 1.64 |
| BBGN/Epack Investment Fund Ltd. | 1,132,424 | 0.96 |
| Ghanaian Employees Of Guinness | 1,050,374 | 0.89 |
| BBGN/Boston Safe Deposit & Trust Co | 634,277 | 0.54 |
| Enterprise Insurance Co Ltd | 500,000 | 0.43 |
| State Insurance Company | 400,000 | 0.34 |
| Ghana Reinsurance Organisation | 329,900 | 0.28 |
| BBGN/Unilever Ghana Provident Fund | 300,059 | 0.26 |
| BBGN/Unilever Ghana Managers | 266,217 | 0.23 |
| BBGN/Gh Textiles Printing Provident Fund | 162,500 | 0.14 |
| Teachers Fund | 162,303 | 0.14 |
| Dr R H M Nanka-Bruce | 160,000 | 0.14 |
| DBL Tracking A/C | 109,800 | 0.09 |
| Retco Company Limited | 105,600 | 0.09 |
| NTHC Limited | 93,291 | 0.08 |
| Mr E N Safo-Nyame | 76,676 | 0.07 |
| **Totals** | 106,454,391 | 90.61 |
| **Others** | 11,025,609 | 9.39 |
| **Total Issued Shares** | 117,480,000 | 100.00 |

2. **Top 20 Ghana Breweries shareholders (as at 11 June 2004)**

| *Name* | *Number of Shares* | *Percentage of issued capital* |
|---|---|---|
| Heineken Ghanaian Holdings BV | 252,622,865 | 75.59 |
| Social Security & National Insurance Trust | 62,377,222 | 18.66 |
| Mr D Ofori | 6,276,857 | 1.88 |
| GCS Account/F. Portfolio | 2,688,008 | 0.80 |
| CFAO Liverpool | 747,890 | 0.22 |
| Mr E N Safo-Nyame | 678,041 | 0.20 |
| KBL Co-op. Credit Union Ltd. | 600,005 | 0.18 |
| CDH Asset Management Ltd | 594,030 | 0.18 |
| Falcon QP LP | 472,002 | 0.14 |
| MIHL Nominees A/C 9 | 450,000 | 0.13 |
| GBL Employee Share Option | 388,000 | 0.12 |
| PZ Cussons Ghana Ltd | 311,633 | 0.09 |
| Gold Coast Securities Clients A/C | 288,500 | 0.09 |
| DBL Trading A/C | 258,815 | 0.08 |
| MIHL Nominees A/C 12 | 255,000 | 0.08 |
| Mr G B Otoo | 250,722 | 0.08 |
| Mr L Prempeh | 226,000 | 0.07 |
| Dr. K D Fordwor | 220,000 | 0.07 |
| MIHL Nominees A/C 6 | 200,000 | 0.06 |
| Mr J Idun-Ogde | 200,000 | 0.06 |
| **Totals** | 330,105,590 | 98.77 |
| **Others** | 4,117,515 | 1.23 |
| **Total Issued Shares** | 334,223,105 | 100 |

## APPENDIX VI – INSTRUCTIONS FOR COMPLETING THE FORM OF ACCEPTANCE

Please use block capitals and return the completed Form of Acceptance and the relevant share certificate(s) and/or other document(s) of title to Strategic African Securities at either of the following addresses: (i) Strategic African Securities, 2nd Ridge Link, North Ridge, PO Box KA 16446, Accra, Ghana or (ii) Strategic African Securities, c/o Standard Chartered Bank Ghana Limited, Harper Road Branch, PO Box 1536, Kumasi, Ghana.

Photocopies of the accompanying Form of Acceptance will not be accepted. Additional Forms of Acceptance can be obtained from Strategic African Securities at either of the addresses stated above.

*Guide to completing the accompanying Form of Acceptance for individuals*

**1. The Cash Offer**

To accept the Cash Offer in respect of your entire holding of Ghana Breweries shares, place an 'X' in Box 1.

**2. The Share Alternative**

To accept the Share Alternative in respect of your entire holding of Ghana Breweries shares, place an 'X' in Box 2.

**If no 'X' is inserted in Box 1 or Box 2 you will be deemed to have accepted the Cash Offer in respect of your entire holding of Ghana Breweries shares (being the entire holding under the name and address specified in Box 4 and the names (if any) specified in Box 7).**

**If an 'X' is inserted in each of Box 1 and Box 2 you will be deemed to have accepted the Cash Offer in respect of your entire holding of Ghana Breweries shares.**

**3. Share certificate(s)**

Insert in Box 3A the share certificate number(s) for the relevant Ghana Breweries shares and insert in Box 3B the number of Ghana Breweries shares represented by each such share certificate.

**4. Name and address**

Complete Box 4 with the name and full postal address of the sole or first registered holder of the relevant Ghana Breweries shares, exactly as such name and full postal address appear on the relevant share certificates(s) and/or other document(s) of title.

If the address of any registered holder has changed, insert in Box 4 the new full postal address of such registered holder, **provided such address has been notified to Merchant Bank (Ghana) Limited.**

**5. Settlement instructions**

If you would like the cash sum to which you are entitled under the terms of the Cash Offer to be paid into a bank account, complete Box 5A with (i) the bank's name and branch and (ii) the relevant account number and account name.

All other consideration will be settled by a cheque or certificate for new Guinness Ghana shares (as appropriate) issued in favour of the sole or first registered Ghana Breweries shareholder at either (i) the address specified in Box 4 or (in the event of Box 4 not having been completed) at the address specified on the register of members or (ii) at the election of the relevant Ghana Breweries shareholder (by placing a 'X' in the appropriate section of Box 5B) at either of the addresses of Strategic African Securities stated above, for collection by that shareholder.

### 6. Signature / thumbprint

To accept the Cash Offer or the Share Alternative (as appropriate) the sole or first registered Ghana Breweries shareholder must sign or place his thumbprint in Box 6. The signature or thumbprint must be exactly the same as the one used by him when applying for the Ghana Breweries shares in respect of which he is accepting the Cash Offer or the Share Alternative (as appropriate). By signing or placing his thumbprint in Box 6, he will be accepting the Cash Offer or the Share Alternative (as appropriate) in accordance with the terms and conditions set out in this document and in the Form of Acceptance.

The Form of Acceptance may be signed by someone else on behalf of the sole or first named Ghana Breweries shareholder if such person is duly authorised to do so. Any such person must enclose the original power of attorney (or a copy of it certified by a notary public) appointing him unless he is a selling agent or financial intermediary and states in the Form of Acceptance the capacity in which he has signed such document.

Each Ghana Breweries shareholder (or any person authorised to sign on his behalf) must sign in the presence of a witness. The witness must be over 18 years of age and must not be one of the other joint registered holders (if applicable).

You should note that proceedings may be initiated against any Ghana Breweries shareholder who knowingly makes a false declaration.

### 7. Joint holders

If the relevant Ghana Breweries shares are jointly held, each joint holder other than the first registered holder must insert his name and sign or place his thumbprint in Box 7. The signature(s) or thumbprint(s) must be exactly the same as the one used by him when applying for the Ghana Breweries shares in respect of which he is accepting the Cash Offer or the Share Alternative (as appropriate). By signing or placing a thumbprint in Box 7, each such joint holder will be accepting the Cash Offer or the Share Alternative (as appropriate) in accordance with the terms and conditions set out in this document and in the Form of Acceptance.

The Form of Acceptance may be signed by someone else on behalf of a joint holder if such person is duly authorised to do so. Any such person must enclose the original power of attorney (or a copy of it certified by a notary public) appointing him unless he is a selling agent or financial intermediary and states in the Form of Acceptance the capacity in which he has signed such document.

Each such joint holder (or any person authorised to sign on his behalf) must sign in the presence of a witness. The witness must be over 18 years of age and must not be one of the other joint registered holders.

If there is insufficient space for each joint holder to complete the Form of Acceptance, Box 7 of an additional Form of Acceptance (which may be obtained from either of the addresses set out above) should be completed by the relevant joint holder(s) and affixed to the original Form of Acceptance.

**Please do not complete Box 8, which is for the use of Strategic African Securities.**

*Guide to completing the accompanying Form of Acceptance for Companies*

A company which is accepting the Cash Offer or the Share Alternative (as appropriate) should insert in Box 4 its name and address, as they appear on the relevant share certificates(s) and/or other document(s) of title. The company's duly authorised officer(s) must then sign Box 6 and affix the company's stamp (if applicable) or otherwise comply with the company's articles of association or regulations and other applicable laws. The duly authorised officer(s) must sign in the presence of a witness. The witness must be over 18 years of age and must not be one of the other joint registered holders (if applicable). The company should then complete the remainder of the Form of Acceptance in accordance with the instructions for individuals set out above.

Perivan Financial Print 203682

# FORM OF ACCEPTANCE

## TO ACCEPT THE CASH OFFER OR SHARE ALTERNATIVE PURSUANT TO THE OFFER DOCUMENT FROM GUINNESS GHANA LIMITED DATED 18 JUNE 2004

| 1. Acceptance of the Cash Offer | 2. Acceptance of the Share Alternative |
|---|---|
| | |
| **3A. Share certificate number(s)** | **3B. Number of shares represented by certificate(s)** |
| | |
| | |
| | |
| | |

**(attach additional signed list if necessary)**

**4. Name and address of sole or first registered holder**
**(please complete in BLOCK CAPITALS, exactly as the name and address appear on the certificate(s))**

Name:........................................................................................Address: ...................................................................

.......................................................................................................................................................................................

**5A. Payment Details**

| Bank: | Branch: | Account Number: | Account Name: |
|---|---|---|---|

**5B. Please deliver the cheque for the cash sum or the certificate for new Guinness Ghana shares (as appropriate) to which I am entitled to Strategic African Securities at:**

| 2nd Ridge Link, North Ridge, PO Box KA 16446, Accra, Ghana | | Standard Chartered Bank Ghana Limited, Harper Road Branch, Kumasi, Ghana | |
|---|---|---|---|

**Declaration:** I/We hereby accept the Cash Offer or the Share Alternative (as appropriate) in respect of the number of Ghana Breweries shares set out in Box 3B above, on the terms and conditions set out in the Offer Document dated 18 June 2004 and this form of acceptance. I/We warrant that I/we have full power and authority to sell, assign and transfer such shares and that Guinness Ghana will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and that such shares will not be subject to any adverse claim.

**6. Signed by:**

.......................................................................................
**Signature(s)/Thumbprint/Company Stamp**

**Witnessed by**
Name: ...............................................................................
Signature: ...........................................................................
Address: .............................................................................

**7. Joint Transferors/Authorised Signatories**

The sole or first registered holder must complete Boxes 1 to 6 above. The names of any other joint holder(s)/authorised signatories must be inserted below in BLOCK CAPITALS and they each must sign or place their thumbprint in the appropriate column below against their name.

I/We join this transfer and give the declaration set out above.

| Name | Signature(s)/Thumbprint Company Stamp | Witnessed by: |
|---|---|---|
| | | Name: ......................................Signature: .........................<br>Address: ..............................................................................<br>Name: ......................................Signature: .........................<br>Address: ..............................................................................<br>Name: ......................................Signature: .........................<br>Address: .............................................................................. |

---

**8. For the use of Strategic African Securities**

| Name (in full as exactly on certificate(s)) | |
|---|---|
| Name:<br>Address: | |
| Signature | Stamp |

| Share(s) in respect of which the Cash Offer or the Share Alternative has been accepted (attach additional signed list if necessary) | |
|---|---|
| **Certificate number(s)** | **Total number of shares represented by certificate(s)** |
| | |
| | |
| | |